

Starbucks 2026 Notice of Annual Meeting of Shareholders and Proxy Statement


BACK TO
STARBUCKS

Our “Back to Starbucks” strategy is rooted in who we are and what’s driven us forward for the past 50 years. It’s centered around core pillars that provide us a clear path towards a stronger future, and it gives us a platform to build the best of Starbucks with clarity, confidence, and purpose.

January 26, 2026 **Starbucks Corporation** 2401 Utah Avenue South
Seattle, Washington 98134

Notice of Annual Meeting of Shareholders

WHEN

Wednesday, March 25, 2026, at 10:00 a.m. (Pacific Time)

WHERE

virtually at www.virtualshareholdermeeting.com/SBUX2026

RECORD DATE

January 16, 2026

Voting

YOUR VOTE IS VERY IMPORTANT.

Shareholders of record of Starbucks Corporation as of the close of business on January 16, 2026 (the "record date"), are entitled to vote at the 2026 Annual Meeting of Shareholders (the "Annual Meeting"), or at adjournments or postponements thereof.

Please carefully review the proxy materials and follow the instructions below to cast your vote as promptly as possible, even if you plan to attend the Annual Meeting.

BY INTERNET:
Locate the control number on your proxy card or voting instruction form and access the voting website indicated.

Your proxy card or voting instruction form may also include a QR code that you can use to access the voting website with your mobile phone.

BY TOLL-FREE TELEPHONE:
Depending on how you hold your shares, you may be able to vote by telephone. If your proxy card or voting instruction form includes a toll-free number, you can use that number to vote by telephone. You will need the control number located on your proxy card or voting instruction form.

BY MAIL:
If you received your proxy materials by mail, you may mark, sign, date, and promptly return the enclosed proxy card or voting instruction form in the postage-paid envelope provided.

Items of business

PROPOSAL	Board Voting Recommendation	Page Reference (For More Detail)
MANAGEMENT PROPOSALS		
1. To elect the 11 directors named in this proxy statement	**FOR** each director nominee	10
2. To approve, on a nonbinding, advisory basis, the compensation paid to our named executive officers ("say-on-pay")	**FOR**	37
3. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2026	**FOR**	84
SHAREHOLDER PROPOSALS		
4. Shareholder proposal requesting supermajority shareholder voting requirements be replaced with majority voting requirements	**NO RECOMMENDATION**	86
5. Shareholder proposal requesting adoption of an independent board chair policy	**AGAINST**	89
6. Shareholder proposal requesting a report on the Company's apparent exclusion of detransitioning in its healthcare coverage	**AGAINST**	91
7. Shareholder proposal requesting a report on median compensation and benefits gaps as they address reproductive and gender dysphoria care	**AGAINST**	93
8. Shareholder proposal requesting a report on the Company's use of diagnostic tools created by politicized corporate partners	**AGAINST**	95
9. Shareholder proposal requesting a report on the risks of the Company excluding religious charities from its employee-gift match program	**AGAINST**	97

Shareholders will also transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Attending the Annual Meeting

There will not be a physical location for the Annual Meeting. Instead, shareholders may participate in the Annual Meeting via a live webcast.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on the record date or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/SBUX2026, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your control number.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately 30 minutes before the meeting begins. If you have difficulty accessing the meeting, please call the technical support number that will be posted on www.virtualshareholdermeeting.com/SBUX2026 30 minutes prior to the meeting start time. Technicians will be available to assist you. Participation in the Annual Meeting may be limited due to the capacity of the host platform. Access to the meeting will be granted on a first-come, first-served basis once electronic entry begins.

We will also make guest viewing of the Annual Meeting available to anyone interested at www.virtualshareholdermeeting.com/SBUX2026. Guests may view the proceedings but will not be able to vote or ask questions.

You do not need to attend or view the Annual Meeting to vote if you submit your proxy in advance.

PROXY MATERIALS

We will send this notice, the accompanying proxy statement, the form of proxy card, and our Fiscal Year 2025 Annual Report, or the Notice of Internet Availability of Proxy Materials, beginning on or about January 26, 2026, to shareholders of record as of the close of business on the record date.

ASKING QUESTIONS

Shareholders may submit a question before or during the meeting using the "Ask a Question" box located on the virtual meeting website and clicking the "Send" button.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 25, 2026

The proxy statement and Fiscal Year 2025 Annual Report to shareholders are available at our Investor Relations website at http://investor.starbucks.com or at www.proxyvote.com, free of charge.

Please carefully review the proxy materials and follow the instructions to promptly cast your vote. Even if you plan to attend the Annual Meeting, please cast your vote as soon as possible so we can ensure we have a quorum.

Joshua C. Gaul
vice president, assistant general counsel, and
corporate secretary

Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134
January 26, 2026

This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this proxy statement other than statements of historical fact, including statements relating to trends in or expectations relating to the expected effects of our initiatives, strategies, and plans, as well as trends in or expectations regarding our financial results, costs and expenses, dividend issuances and share repurchases, and long-term growth model and drivers, and regarding our business strategy and plans such as our "Back to Starbucks" strategy, and our objectives for future operations are forward-looking statements. Words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "seeks", or words of similar meaning, or future or conditional verbs, such as "will", "should", "could", "may", "aims", "intends", or "projects", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements largely on our current assumptions, expectations, and projections about future events and trends. These statements are subject to a variety of risks, uncertainties, and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. These risks and uncertainties related thereto include, but are not limited to, the risks detailed in our filings with the Securities and Exchange Commission (the "SEC"), including the Risk Factors section of our Annual Report on Form 10-K for the fiscal year ended September 28, 2025. New risks periodically emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this proxy statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results. We assume no obligation to update or alter any of these forward-looking statements after the date of this proxy statement, except as may be required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Information referenced in this proxy statement

The content of the websites and documents referred to in this proxy statement are not incorporated by reference into this proxy statement.

TABLE OF CONTENTS



To our shareholders

"We are not finished with our Back to Starbucks plan or our broader transformation. But I am confident in our progress, in the pace of change and in the opportunity ahead. And over the long term, I am confident that this work will allow us to deliver the very best of Starbucks, consistently and at scale."

Dear fellow shareholders,

In October 2024, we set a clear goal to turn the business around by getting Back to Starbucks. To build on the strengths of this iconic brand and focus on what sets us apart. High quality coffee, hand crafted by skilled green apron partners and served in warm and welcoming community spaces, with a moment of human connection.

At the center of that commitment was one idea — to be the world's leading customer service company. To do that, we're putting the customer back at the center of every decision. And we know that great customer service starts with a great partner experience. That's why we're investing in our partners to ensure Starbucks remains a great place to work. When our partners succeed and our coffeehouses thrive, customers see and feel the difference.

Through fiscal year 2025, we stuck to a clear plan, did the work, and we made a lot of progress. Some of that progress has been visible, while other parts helped fix the foundations of our business so we can better innovate and grow in fiscal year 2026.

We cut complexity, strengthened our foundation, accelerated efforts where we saw opportunity, and brought real improvements to life for our customers and partners.

We made it easier to run our coffeehouses. We launched new tools like Green Dot Assist and Smart Queue, improved speed and consistency, and brought Green Apron Service to life in every North American coffeehouse to create more moments of connection and to deliver an exceptional customer experience.

We invested deeply in our partners. Bigger rosters. Better training. Smarter staffing and scheduling. Enhanced benefits and stronger opportunities for career growth.

We revamped our marketing — leaning into our brand, stepping back from promotions and discounts, and reclaiming our place in culture. We innovated in menu, with new flavors and health forward offerings like protein. We started uplifting our coffeehouses to bring back warmth, comfort, and great seats. And we continued to grow digital engagement, with Starbucks Rewards reaching record membership.

And we made tough decisions. We reset our North American coffeehouse portfolio. We significantly streamlined our support organization, adding clearer decision making and accountability. We prioritized our work and investments to maximize the impact closest to our coffeehouses. And strong execution and deep partnership with our licensees helped many key international markets return to good growth.

As a result, revenue grew year-over-year. And in the fourth quarter, we delivered positive global comparable sales for the first time in seven quarters. Brand affinity accelerated and customer engagement scores grew. Partner engagement improved and hourly partner turnover reached record lows. This momentum shows we're making real progress and that our turnaround is taking hold. And it gives me confidence in our future. Confidence in our strategy, in our partners, and in what we can deliver together.

Looking ahead to fiscal year 2026 and beyond, our ambition is clear. When we operate at our best, our coffeehouses feel like the community's third place. Our cafés, mobile order, and drive thru channels deliver with speed, quality, and connection. Our menu and marketing lead culture. Our digital experiences create real fandom. And every partner sees a pathway to grow a long and meaningful career.

Starbucks at its best is about great coffee and the moments of connection we create through every cup we serve. Something the world needs now more than ever.

Thank you for your trust and support. Together, we are building the best Starbucks yet. A company that offers its best to every customer. A company that offers unmatched opportunity to our partners. A company that creates real impact in every community we serve. A company that grows responsibly. And a company that delivers strong, long-term returns for our shareholders.

On we go,

Brian Niccol
chairman and chief executive officer
Starbucks Coffee Company


TAKA
Coffee Master

Company overview

FISCAL YEAR 2025 BUSINESS HIGHLIGHTS

In this proxy statement, Starbucks Corporation (together with its subsidiaries) is referred to as "Starbucks Coffee Company," "Starbucks," the "Company," "we," "us," or "our." Also, at Starbucks and in this proxy statement, we refer to our employees as "partners" and we refer to our consumer-facing retail locations as "coffeehouses" or "stores". When we refer to the Company's fiscal year, we mean the annual period ending on the Sunday closest to September 30 of the stated year. Information in this proxy statement for 2025 generally refers to our 2025 fiscal year, which was from September 30, 2024, through September 28, 2025 ("fiscal year 2025").

Since 1971, Starbucks Coffee Company has been committed to responsibly sourcing and roasting high-quality *arabica* coffee. Today, with a global footprint of more than 40,000 company-operated and licensed coffeehouses and a growing presence in consumer-packaged goods, we are the world's premier purveyor of specialty coffee. Through our unwavering commitment to excellence and our guiding principles, we bring the unique Starbucks Experience to life for every customer through every cup.

Our financial results in fiscal year 2025 showed progress on our "Back to Starbucks" strategy as we work to rebuild a stronger Starbucks. While consolidated net revenues increased over the preceding year, operating margin contracted and earnings per share ("EPS") declined. These results were driven primarily by restructuring costs associated with the closure of coffeehouses and simplification of our support organization, deleverage, investments in support of "Back to Starbucks," and inflation. We expect that the macroeconomic challenges we have been experiencing, including impacts from new tariffs and dynamic coffee prices, will continue. However, we are encouraged by the results we have seen from our "Back to Starbucks" strategy, including our return to positive global comparable store sales in the fourth quarter of fiscal year 2025 for the first time in seven quarters. We believe we are taking the right actions for the present and the future, specifically by investing in coffeehouse partners, uplifting the coffeehouse experience through disciplined capital deployment, introducing new food and beverage platforms, reimagining the Starbucks rewards program, and enhancing support for our licensee partners.

Business highlights[1]

Financial Update

- Consolidated net revenues increased 3% primarily driven by incremental revenues from net new company-operated stores over the past 12 months, an increase in revenue in the Global Coffee Alliance, and incremental revenue from the acquisition of 23.5 Degrees Topco Limited, a U.K. licensed business partner, partially offset by a decrease in comparable store sales and a decline in our licensed store business.
- Global comparable store sales declined 1%, driven by a 2% decline in comparable transactions, partially offset by a 1% increase in average ticket.
- Consolidated operating margin under accounting principles generally accepted in the United States ("GAAP") contracted to 7.9%, primarily driven by restructuring costs associated with the closure of coffeehouses and simplification of our support organization, deleverage, investments in support of our "Back to Starbucks" strategy, which were largely in labor hours, and inflation, while non-GAAP consolidated operating margin (in constant currency) contracted to 9.9%.[2]
- GAAP EPS and non-GAAP EPS (in constant currency) declined 51% and 35%, respectively, over prior year.[2]

Partner and Coffeehouse Improvements

- We focused on ensuring we remain the best job in retail with competitive pay and industry-leading benefits worth together on average $30 per hour for U.S.-based coffeehouse partners. This year, we saw more than 2,000 partners graduate from Arizona State University (bringing our total graduates to 18,000) with tuition paid fully by Starbucks, we increased hours per partner, and we continued record-low, industry-leading turnover.
- In the third quarter of fiscal year 2025, we hosted over 14,000 coffeehouse leaders from across North America at our largest ever Leadership Experience, a three-day conference where we announced the expansion of the Assistant Store Manager Role across North America company-operated stores.
- We continued the rollout of our Green Apron Service model across the U.S. company-operated portfolio and continued to invest in staffing in our coffeehouses, with 85% of our partners achieving their preferred hours.
- We increased paid parental leave to up to 18 weeks for all benefits eligible U.S.-based coffeehouse partners.

Company Portfolio

- Our global store count reached more than 40,000 stores, and we opened our first coffeehouse in Iceland, marking our 89th market globally.
- Since the end of fiscal year 2025, we entered an agreement to form a joint venture with Boyu Capital, under which Boyu Capital will hold up to a 60% interest in Starbucks retail operations in China, and Starbucks will retain a 40% interest and continue to own and license the Starbucks brand and intellectual property to the new entity.
- Channel Development continued to amplify our brand with Starbucks remaining a market leader in both the total U.S. At-Home Coffee and Ready-To-Drink categories.
- We opened our first Spain flagship store inside Real Madrid's Santiago Bernabéu Stadium.

(1) Year-over-year growth is based on a 52-week basis.

(2) Appendix A includes a reconciliation of non-GAAP consolidated operating margin and non-GAAP EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

Shareholder returns

Starbucks returned $2.8 billion of capital to shareholders in fiscal year 2025 through dividends. We remain committed to our dividend approach, long-term growth, and shareholder returns. We recently recognized our 15th consecutive annual dividend increase, with a compound annual growth rate of approximately 17.5%.

Key Financial and Operational Results

Consolidated Net Revenues

$37.2B

+3% year-over-year

Consolidated Operating Margin

-710 bps year-over-year

7.9%

EPS

-51% year-over-year

$1.63*

Global Store Count

40,990

+2% year-over-year

Consolidated Non-GAAP Operating Margin

-500 bps year-over-year on a constant currency basis

9.9%*

Non-GAAP EPS

-35% year-over-year on a constant currency basis

$2.13*

U.S. Starbucks Rewards Members (90-day active)

34.2M

+1% year-over-year

* Appendix A includes a reconciliation of non-GAAP consolidated operating margin and non-GAAP EPS to the most directly comparable measure reported under GAAP, as well as information regarding how these measures are calculated. Year-over-year growth is based on a 52-week basis.

PATH FORWARD: "BACK TO STARBUCKS"

We are focused on bringing customers back to our coffeehouses and returning to growth. Our "Back to Starbucks" strategy includes supporting our green apron partners, enhancing the customer experience, being the community coffeehouse, positioning our brand to lead in culture, and sharing our coffee story. This strategic reset provides us with the opportunity to assess the business and refocus our efforts, including capital allocation priorities, efficiency efforts, and store growth initiatives. We remain confident in the strength of our brand and believe the new action plans will position the Company for sustainable long-term growth.

Offer the best job in retail

We are the premier customer service company and the unrivaled best employer in retail

Be the world's greatest customer service company

We deliver an exceptional green apron experience with world-class coffee, innovative beverage and food platforms, and relevant digital experiences

Be the community coffeehouse

We build coffeehouses that deliver the access and experiences that customers want

Be visible, relevant, growing, and loved everywhere

We are visible, relevant, and valued. We own the coffeehouse experience and inspire the human spirit



Proxy summary

This summary highlights information contained in the proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement before voting. We encourage you to vote as promptly as possible, even if you plan to attend the Annual Meeting.

Starbucks is the premier purveyor of the finest coffee in the world, with a presence in 89 markets worldwide, over 40,000 specialty coffeehouses, and a growing presence in consumer packaged goods.

BOARD HIGHLIGHTS

Starbucks director nominees

The following tables provide summary information about our director nominees. All director nominees are independent except for Brian Niccol, our chairman and chief executive officer. **Our board unanimously recommends that you vote “FOR” each of our 11 director nominees.** Additional information regarding our director nominees, including experience, qualifications, skills, and other attributes, begins on page 11.

					Committee Memberships		
	Name	Principal Occupation	Age	Director Since	Audit and Compliance Committee	Compensation and Management Development Committee	Nominating and Corporate Governance Committee
	Ritch Allison	Former Chief Executive Officer and Director, Domino’s Pizza, Inc.	58	2019	Member; Audit Committee Financial Expert	Committee Chair	
	Andy Campion	Chairman and Chief Executive Officer, Unrivaled Sports and former Chief Operating Officer and Chief Financial Officer, Nike, Inc.	54	2019	Committee Chair; Audit Committee Financial Expert	Member	
	Beth Ford	President and Chief Executive Officer, Land O’Lakes, Inc.	61	2023			Committee Chair
	Jørgen Vig Knudstorp*	Deputy Chair, LEGO Foundation (LEGO Group Owner entity), board member Nike Inc. Former Chief Executive Officer, LEGO Group and Executive Chair, the LEGO Brand Group	57	2017			
	Marissa Mayer	Co-Founder and Chief Executive Officer, Dazzle AI Inc., Former Chief Executive Officer, Yahoo! Inc.	50	2025			Member
	Neal Mohan	Chief Executive Officer, YouTube	52	2024		Member	
	Dambisa Moyo	Co-Principal, Versaca Investments	57	2025	Member		Member
	Brian Niccol	Chairman and Chief Executive Officer, Starbucks Corporation	52	2024			
	Daniel Servitje	Executive Chair, Grupo Bimbo SAB de CV	66	2024	Member		Member
	Mike Sievert	Vice Chairman and Former Chief Executive Officer, T-Mobile US, Inc.	56	2024		Member	
	Wei Zhang	Former Senior Advisor and President, Alibaba Pictures Group	55	2023	Member		Member

Member   Committee Chair   Audit Committee Financial Expert

* Jørgen Vig Knudstorp was appointed lead independent director of the board, effective upon the completion of the 2025 Annual Meeting.

Experience/Qualifications/Skills/Attributes

Code	Attribute	Directors
BRD	Brand Marketing Experience	10
CCE	Corporate Citizenship Experience	10
ENV	Environmental/Climate Change	6
FIN	Financial/Capital Allocation	11
GOV	Governmental & Public Policy	4
HCM	Human Capital Management	10
IND	Industry	7
INT	International Operations & Distribution	11
PUB	Public company Board Experience	11
SNR	Senior Leadership Experience	11
TEC	Technology	8

BOARD INDEPENDENCE

Independent Board Committees: **ALL**

Independent Directors of the Board:

● **10** Independent Directors

75 Mandatory Retirement Age

Chair of the Board:
Brian Niccol

Lead Independent Director:
Jørgen Vig Knudstorp

BOARD AND COMMITTEE MEETINGS IN FISCAL YEAR 2025

5 Independent Director-Only Sessions

9 Audit and Compliance Committee

5 Compensation and Management Development Committee

5 Environmental, Partner, and Community Impact Committee

4 Nominating and Corporate Governance Committee

5 Full Board Meetings

DIRECTOR ELECTIONS

Frequency of Board Elections: **Annual**

Voting Standard for Uncontested Elections: **Majority**

Proxy Access and Other Shareholder Director Nomination Rights

See "*Our Director Nomination Process*" on page 31 for more information.

SHAREHOLDER ENGAGEMENT

Starbucks believes that strong corporate governance involves year-round engagement with our shareholders. We have a long-standing, robust shareholder outreach program that solicits feedback on our corporate governance, executive compensation program, disclosure practices, and responsible business policies and practices. Members of management and our board participate in shareholder engagement and receive shareholder feedback on an ongoing basis throughout the year. We also review our corporate governance practices against evolving industry trends and stakeholder expectations, including guidelines published by shareholders and proxy advisory firms.

Annually, our shareholder outreach effort is generally conducted by a cross-functional team that draws from our investor relations, law and corporate affairs, coffee, and compensation teams, and other business teams, as relevant. Additionally, our ceo and cfo engage in meaningful dialogue with our shareholders through our quarterly earnings calls and investor-related outreach events. Please see page 29 for additional details regarding our shareholder engagement.


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Proposal 1

Election of directors

Our board regularly reviews and assesses its composition to determine whether its members have the right mix of experience, qualifications, skills, and other attributes and is committed to ensuring that it remains composed of directors who are equipped to oversee the success of the business.

WHAT AM I VOTING ON?	BOARD RECOMMENDATION
The election of 11 director nominees.	**The Starbucks board of directors recommends that shareholders vote FOR the election of each of the following individuals nominated by the board:** • Ritch Allison • Andy Campion • Beth Ford • Jørgen Vig Knudstorp • Marissa Mayer • Neal Mohan • Dambisa Moyo • Brian Niccol • Daniel Servitje • Mike Sievert • Wei Zhang

Our board currently has 11 members, all of whom were elected at the 2025 Annual Meeting, except Marissa Mayer and Dr. Dambisa Moyo, who were appointed to the board effective June 25, 2025. All 11 current directors are nominated and will stand for reelection at the Annual Meeting, to serve until the 2027 annual meeting of shareholders and until their respective successors have been elected and qualified, subject to their earlier death, resignation, or removal from the board.

STARBUCKS BOARD OF DIRECTORS

We believe that our directors should have a wide range of qualifications, including demonstrated integrity, a record of personal accomplishments, a commitment to participation in board activities, and other attributes discussed below under the header "*Our Director Nomination Process*" on page 31. We also endeavor to have a board that represents a range of qualifications, skills, and depth of experience in areas that are relevant to and contribute to the board's oversight of the Company's global activities. The board regularly evaluates the qualifications, skills, and experiences that are important for our directors in light of the evolving circumstances facing the Company. Some of the qualifications and skills we currently consider to be important are summarized below:

Board Skills Matrix

	Skills, Qualifications, and Experience	Allison	Campion	Ford	Knudstorp	Mayer	Mohan	Moyo	Niccol	Servitje	Sievert	Zhang
PUB	**Public Company Board Experience:** Directors who have served on other public company boards can offer advice and perspective with respect to board dynamics and operations, relations between the board and Starbucks management, corporate governance, executive compensation, risk management, oversight, and relations with shareholders.	●	●	●	●	●	●	●	●	●	●	●
SNR	**Senior Leadership Experience:** We believe it is important for our directors to possess senior leadership experience by having served in senior leadership roles or on the board of directors at other organizations. Directors with senior leadership experience are uniquely positioned to contribute practical insight into business strategy and operations and to support the achievement of strategic priorities and objectives. Such experience also demonstrates strong ability to motivate and manage others, identify and develop leadership qualities in others, and manage organizations, all of which enable directors to drive maximum impact through their service on the board.	●	●	●	●	●	●	●	●	●	●	●
BRD	**Brand Marketing Experience:** We seek directors with brand marketing experience because of the importance of image and reputation in the specialty coffee business and our objective of maintaining Starbucks standing as a brand.	●	●	●	●	●	●		●	●	●	●
FIN	**Financial/Capital Allocation Experience:** As a large public company, Starbucks is committed to strong financial discipline, effective allocation of capital, an appropriate capital structure, risk management, legal, and regulatory compliance, and accurate disclosure practices. We believe that directors who have senior financial leadership experience at large global organizations and financial institutions, and directors who are experienced allocators of capital, are instrumental to Starbucks success.	●	●	●	●	●	●	●	●	●	●	●
HCM	**Human Capital Management Experience:** At Starbucks, our people are one of our most valuable assets. We seek directors with experience managing and developing large global workforces so that we can continue to execute on our mission and values.	●	●	●	●	●	●		●	●	●	●
INT	**International Operations & Distribution Experience:** Starbucks has a strong international presence with over 40,000 stores in 89 markets around the globe. Accordingly, we value international operations and distribution experience, especially as we continue to expand globally and develop new channels of distribution.	●	●	●	●	●	●	●	●	●	●	●
IND	**Industry Experience:** As the premier roaster, marketer, and retailer of specialty coffee in the world, we seek directors who have knowledge of and experience in the consumer products, retail, and food and beverage industries, which is useful in understanding our product development, retail, and licensing operations.	●	●	●	●				●	●		●
CCE	**Corporate Citizenship Experience:** We believe that directors who have experience in promoting and upholding responsible corporate citizenship help Starbucks to effectively manage risk and further long-term value creation for shareholders while staying aligned with our mission and values.	●	●	●	●	●		●	●	●	●	●
ENV	**Environmental/Climate Change Experience:** We value directors with experience in environmental and climate change topics who strengthen the board's oversight and ensure that we pursue a sustainable and responsible business model as part of our efforts to advance our strategic business imperatives and create long-term value for shareholders.	●	●	●	●			●		●		
TEC	**Technology Experience:** Our business has become increasingly complex as we have enhanced our offerings, expanded our global footprint, and increased our online customer ordering capabilities. This increased complexity requires a sophisticated level of technology resources and infrastructure as well as technological expertise. In addition, as a consumer retail company, we seek directors who have digital and social media experience, which can provide insight and perspective with respect to our various business functions.	●	●	●	●	●	●				●	●
GOV	**Governmental & Public Policy Experience:** We seek directors with domestic and international experience and public policy experience to help us address significant public policy issues, adapt to different business and regulatory environments, and facilitate our work with various governmental entities and non-governmental organizations all over the world. This experience is particularly relevant during times of increased volatility in global politics and economics.			●				●			●	●

Starbucks director nominees' snapshot

INDEPENDENCE



- **10** Independent
- **1** Not-Independent

DIRECTOR TENURE



- **8** are 0–4 years
- **3** are 5–9 years

Average Director Tenure:

3.1 years

AGE DISTRIBUTION



- **9** are 50–60 years
- **2** are 61–75 years

Average Age:

56.2 years

Board Recommendation

The Board recommends you vote **FOR** each of the 11 Starbucks nominees

Nominees

Set forth below is certain information furnished to us by the director nominees. There are no family relationships among any of our current directors or executive officers. Four of 11 of our director nominees are female and five of our director nominees are part of an underrepresented community.



Ritch Allison

AGE	DIRECTOR SINCE
58	2019

FAVORITE DRINK
Flat White

INDEPENDENT

COMMITTEES
- Compensation (chair)
- Audit

SKILLS

BRD CCE ENV FIN HCM IND INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS
- Kenvue, Inc. (since 2023)
- Domino's Pizza, Inc. (2018–2022)

OTHER AFFILIATIONS
- Member of the Board of Trustees, the University of North Carolina at Chapel Hill

PROFESSIONAL BACKGROUND

RICHARD E. ALLISON, JR., served as Chief Executive Officer and as a member of the board of directors of Domino's Pizza, Inc. ("Domino's"), the largest pizza company in the world based on global retail sales, from 2018 until 2022, and then served as a senior advisor until his retirement later in 2022. He joined Domino's in 2011 as Executive Vice President of International and then served as President of Domino's International from 2014 to 2018. During the period that Mr. Allison led the international division and served as Chief Executive Officer, Domino's expanded by more than 20 countries and grew by more than 8,000 stores. Prior to joining Domino's, Mr. Allison worked at Bain & Company, Inc. ("Bain") for more than 13 years, serving as a Partner from 2004 to 2010, and as co-leader of Bain's restaurant practice.

EDUCATION

Mr. Allison holds a B.S. degree in Business Administration from the University of North Carolina at Chapel Hill and an MBA degree from the University of North Carolina's Kenan-Flagler Business School.

RELEVANT SKILLS AND EXPERIENCE

Throughout Mr. Allison's extensive experience in the restaurant industry, he has cultivated a deep understanding of large- and small-scale operations, strategic planning initiatives, market development objectives, packaging and recycling initiatives, and other critical elements of steering a global restaurant chain.

The growth of the Domino's global brand under Mr. Allison's direction highlights his strong leadership capabilities and dedication to excellence—qualities that he brings to his role as director.



Andy Campion

AGE
54

DIRECTOR SINCE
2019

FAVORITE DRINK
Nonfat Latte with Sugar Free Vanilla Protein Foam

INDEPENDENT

COMMITTEES

- Audit (chair)
- Compensation

SKILLS

BRD CCE ENV FIN HCM IND INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- Paramount Skydance Corporation (since 2026)
- Williams-Sonoma, Inc. (since 2024)

OTHER AFFILIATIONS

- Director, Los Angeles 2028 Olympic and Paralympic Games
- Director, Vuori, Inc.
- Operating Partner, The Chernin Group (former)

PROFESSIONAL BACKGROUND

ANDREW CAMPION currently serves as Executive Chairman and CEO of Unrivaled Sports, a fast-emerging premium youth sports portfolio of businesses. He served in executive leadership roles at Nike, Inc. ("Nike"), a multinational athletic footwear company, from 2007 until his departure in April 2024, including as Managing Director, Nike Strategic Ventures, Chief Operating Officer, Chief Financial Officer, and head of global strategy. Prior to Nike, Mr. Campion spent over 11 years with The Walt Disney Company, ultimately serving as Senior Vice President of Corporate Development after holding leadership and management roles across global strategic planning, mergers and acquisitions, financial planning and analysis, operations planning, investor relations, and tax.

EDUCATION

Mr. Campion earned a B.A. in Economics at UCLA and an M.B.A. from UCLA's Anderson School of Management. He also earned a Juris Doctor and master's degree in taxation from the University of San Diego.

RELEVANT SKILLS AND EXPERIENCE

As the former chief operating officer and former chief financial officer of a large multinational company, Mr. Campion has a broad range of leadership experience in the public company sector, including overseeing global brand and business growth strategies, operational excellence, talent and team development, and enterprise financial management. His background in finance and law enables him to provide unique macro- and micro-level insights into business decisions and their potential impact on the Company's strategic objectives. Mr. Campion also has a deep knowledge of investor relations.



Beth Ford

AGE
61

DIRECTOR SINCE
2023

FAVORITE DRINK
Grande Vanilla Americano

INDEPENDENT

COMMITTEES

- Nominating/Governance (chair)

SKILLS

BRD CCE ENV FIN GOV HCM IND INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- PACCAR, Inc. (2015-2022)
- BlackRock, Inc. (2021-2022)

OTHER AFFILIATIONS

- The American Connection Project
- Board of Directors, Business Roundtable
- Member of Board of Advisors, Columbia University Business School

PROFESSIONAL BACKGROUND

BETH FORD serves as President and Chief Executive Officer of Land O'Lakes, Inc. ("Land O' Lakes"), a Fortune 200 food production and agribusiness company that is also a century-old farmer-owned cooperative. Land O' Lakes operates Land O'Lakes Dairy Foods, Purina Animal Nutrition, WinField United, and Truterra and has a presence in more than 60 countries. Ms. Ford joined Land O' Lakes in 2011 and held a variety of roles across all businesses before becoming chief executive officer in 2018. She is a passionate advocate on behalf of farmers and rural America with the goal of connecting people, particularly in urban areas, to the farmers and rural communities who grow their food. In addition, she is the convener of The American Connection Project to help bridge the digital divide. Ms. Ford's career of over 35 years spans six industries at seven companies. She was inducted into the Supply Chain Hall of Fame by the Council of Supply Chain Management Professionals (CSCMP) in 2022.

EDUCATION

Ms. Ford holds a bachelor's degree from Iowa State University and a master's degree in business from Columbia Business School. She received a Doctor of Humane Letters honorary degree from Iowa State University in 2022.

RELEVANT SKILLS AND EXPERIENCE

Ms. Ford has extensive leadership experience in food and agribusiness, as well as over 35 years in supply chain operations across multiple industries. As the chief executive officer of a farmer-owned cooperative, she knows the challenges that small and large farmers face, including the challenges related to climate change. Ms. Ford also brings experience in operating multiple consumer-facing brands and managing a complex, multinational enterprise. Through her prior service on the boards of other publicly traded companies, Ms. Ford is able to leverage her valuable knowledge and provide particular insight into corporate governance and responsible business considerations. As a member of the board of directors of the Business Roundtable, she has well-developed acumen in a wide variety of public policy issues linked to business and the economy.



Jørgen Vig Knudstorp

AGE
57

DIRECTOR SINCE
2017

LEAD INDEPENDENT DIRECTOR

FAVORITE DRINK
Pike Place Special Reserve

INDEPENDENT

COMMITTEES

- None

SKILLS

BRD CCE ENV FIN HCM IND INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- Nike, Inc. (since 2025)

OTHER AFFILIATIONS

- Director, The LEGO A/S Group (Former)
- Director, Merlin Entertainment Group (Former)

PROFESSIONAL BACKGROUND

JØRGEN VIG KNUDSTORP is currently Deputy Chair of the LEGO Foundation and Chair of BrainPOP Education, all organizations supporting children's development and learning. From 2023 through 2024, he served as Special Partner to the LEGO Brand Owner Family, KIRKBI Group, the holding company for LEGO Brand and the LEGO Group (among other activities) responsible for brand and business development. From 2017 to 2023, Mr. Knudstorp served as Executive Chairman of the LEGO Brand Group, owner of the LEGO brand. From 2004 to 2016, he served as President and Chief Executive Officer of the LEGO Group. He previously held various leadership positions at the LEGO Group from 2001 to 2004, including Senior Vice President, Corporate Affairs Vice President, Strategic Development Senior Director, Global Strategic Development & Alliance Management, and Director, Strategic Development. Prior to joining the LEGO Group, Mr. Knudstorp served as a Management Consultant at McKinsey & Company, a management consulting firm, from 1998 to 2001.

EDUCATION

Mr. Knudstorp earned master's and Ph.D. degrees in economics from Århus University.

RELEVANT SKILLS AND EXPERIENCE

Mr. Knudstorp brings to the board his top executive leadership experience at one of the world's most renowned toy manufacturers, which has a highly recognizable brand and a record of innovation. His extensive global leadership experience provides the board with unique insights and knowledge of brand and digital marketing, strategy, consumer products, development and nurturing of human capital and organizational culture and values, finance, capital allocation, international operations and distribution, and formation and management of strategic alliances. In addition, Mr. Knudstorp brings experience in building an authentic brand in the context of across responsible business considerations and product and employee experiences.



Marissa Mayer

AGE
50

DIRECTOR SINCE
2025

FAVORITE DRINK
Summer Berry Blast

INDEPENDENT

COMMITTEES

- Nominating/Governance

SKILLS

BRD CCE FIN HCM INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- Walmart Inc. (since 2012)
- AT&T Inc. (since 2024)
- Nextdoor Holdings, Inc. (2024–2025)
- Hilton Hotels Corporation (since 2025)

OTHER AFFILIATIONS

- Trustee, San Francisco Ballet Association

PROFESSIONAL BACKGROUND

MARISSA MAYER is Chief Executive Officer of Dazzle AI, Inc., a technology startup company based in Palo Alto, California, that uses artificial intelligence to develop consumer-facing applications for automating everyday tasks. She previously served as Chief Executive Officer at Sunshine AI from 2018 to 2025 and as Chief Executive Officer, President, and a member of the Board of Directors of Yahoo!, Inc., from 2012 to 2017. At Yahoo!, she led a transformation of the company – rejuvenating its culture, growing to more than 1 billion users worldwide, and reinventing Yahoo!'s business. Before joining Yahoo!, Ms. Mayer spent 13 years at Google, Inc., from 1999 to 2012, as an early employee and the first woman engineer. For more than a decade, she led product management for Google Search, Google Maps, Google News, and other consumer products, holding various roles of increasing responsibility including Vice President, Local, Maps and Location Services, and Vice President, Search Products and User Experience. She previously served on the boards of private companies Maisonette, Forward Health, and Sunshine Products, Inc., and on non-profit boards including SFMOMA and the Foundation for the Forum of Young Global Leaders at the World Economic Forum.

EDUCATION

Ms. Mayer holds a bachelor's degree in Symbolic Systems with a concentration in artificial intelligence and a master's degree in computer science with a focus on artificial intelligence, both from Stanford University.

RELEVANT SKILLS AND EXPERIENCE

Ms. Mayer brings to the board an impactful blend of technical acumen and corporate leadership, combined with a proven track-record of customer-centric innovation, making her a valuable asset in guiding the company's future growth. With over two decades of experience driving innovation, consumer engagement, and digital transformation, Ms. Mayer's deep expertise in consumer technology, product design, and data-driven strategy aligns with Starbucks ambitions to enhance its digital ecosystem and customer experience.



Neal Mohan

AGE
52

DIRECTOR SINCE
2024

FAVORITE DRINK
Cortado

INDEPENDENT

COMMITTEES
- Compensation

SKILLS
BRD FIN HCM INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS
- 23AndMe Holding Co. (2021–2024)
- Stitch Fix, Inc. (2020–2023)

OTHER AFFILIATIONS
- Member, Council on Foreign Relations
- Trustee, The Paley Center for Media
- Advisory Council Member, Stanford University Graduate School of Business

PROFESSIONAL BACKGROUND

NEAL MOHAN has served as Chief Executive Officer of YouTube, which is used by over two billion people across the globe to watch and share video, access information, build community, and shape culture, since February 2023. Before his appointment as CEO, Mr. Mohan served as the company's Chief Product Officer from 2015 to February 2023, where he was responsible for YouTube products, user experience, and trust and safety on all platforms and devices globally. Prior to joining YouTube, he was Senior Vice President of Display and Video Ads at Google from 2008 to 2015. In this role, Mr. Mohan was responsible for the company's ad products on YouTube, the Google Display Network, AdSense, AdMob, and DoubleClick, which are used by millions of Google's advertising and media partners around the world. Before joining Google, Mr. Mohan was Senior Vice President of Strategy and Product Development at DoubleClick from 2005 to 2008, where he built the company's strategic plan, rapidly grew the business, and helped pioneer the digital media industry. Mr. Mohan played a critical role in the sale of DoubleClick to Google and subsequently led the integration.

EDUCATION

Mr. Mohan earned an MBA from the Stanford Graduate School of Business where he was an Arjay Miller Scholar. He holds a bachelor's degree in electrical engineering from Stanford University.

RELEVANT SKILLS AND EXPERIENCE

Mr. Mohan's experience has given him valuable insights into the opportunities and challenges confronting consumer-facing companies as they seek to innovate for long-term growth and navigate evolving consumer preferences. Likewise, Mr. Mohan's extensive background in marketing enables him to provide strategic guidance about maintaining and bolstering Starbucks standing as one of the most recognized and respected brands in the world.



Dambisa Moyo

AGE
57

DIRECTOR SINCE
2025

FAVORITE DRINK
Venti Cafe Latte with Almond Milk

INDEPENDENT

COMMITTEES
- Audit
- Nominating/Governance

SKILLS
CCE ENV FIN GOV INT PUB SNR

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS
- Chevron Corporation (since 2016)
- 3M Company (2018–2023)

OTHER AFFILIATIONS
- Director, Conde Nast
- Trustee, National Geographic Society
- Investment Committee Member, Oxford University Endowment Fund
- Member, Linklaters' International Advisory Group

PROFESSIONAL BACKGROUND

DAMBISA MOYO has served as co-principal of Versaca Investments, a family office focused on growth investing globally, since she co-founded the firm in 2021. She is a global economist and commentator analyzing the macroeconomy and international affairs. Since 2008, Dr. Moyo has been engaged in researching, speaking, and writing about international macroeconomics. She was Chief Executive Officer of Mildstorm LLC, a financial and economics firm, from 2015 to 2021. Prior to that, she worked at Goldman Sachs and at the World Bank. In addition, she is a member of the House of Lords (United Kingdom), sitting as Baroness Moyo of Knightsbridge.

EDUCATION

Dr. Moyo holds a doctorate in economics from St. Anthony's College, Oxford, an MPA from Harvard University, and both an MBA and bachelor's degree in chemistry from American University.

RELEVANT SKILLS AND EXPERIENCE

Dr. Moyo brings to the board a strong global perspective, a deep understanding of economic policy, and a commitment to responsible development. This experience uniquely positions her to advise on Starbucks strategy and support our mission to create economic opportunities and uplift communities worldwide.



Brian Niccol

AGE
52

DIRECTOR SINCE
2024

FAVORITE DRINK
Americano

INDEPENDENT

COMMITTEES
- None

SKILLS
BRD CCE FIN HCM IND INT PUB SNR

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS
- Walmart Inc. (since 2024)
- Chipotle Mexican Grill, Inc. (2020–2024)
- KB Home (2021–2024)

OTHER AFFILIATIONS
- Trustee, Harbor Day School (Former)

PROFESSIONAL BACKGROUND

BRIAN NICCOL has served as chairman of the board and chief executive officer of Starbucks since September 2024. Mr. Niccol joined Starbucks after leading Chipotle Mexican Grill, Inc. ("Chipotle") through a period of growth and transformation. He served as a director and as Chipotle's Chief Executive Officer from 2018 until 2024 and assumed the role of Chairman in March 2020. During that time, he more than doubled the business by establishing Chipotle as a culinary leader, pioneering digital innovation, introducing exciting new menu offerings, and expanding internationally. He also helped improve the experience of Chipotle's people by focusing on strengthening culture and development. Before joining Chipotle, Mr. Niccol served as Chief Executive Officer of Taco Bell, a division of Yum! Brands, Inc., from 2015 to 2018, after having served as Taco Bell's President from 2013 to 2014 and Chief Marketing and Innovation Officer from 2011 to 2012. Mr. Niccol also served in leadership roles at Pizza Hut, another division of Yum! Brands, from 2005 to 2011. He began his career in brand management at Procter and Gamble.

EDUCATION

Mr. Niccol holds a bachelor's degree from Miami University in Ohio and an MBA from the University of Chicago's Booth School of Business.

RELEVANT SKILLS AND EXPERIENCE

Mr. Niccol is a proven leader with a record of delighting customers, driving innovation, building culturally relevant brands, and ensuring operational excellence. He's recognized for his focus on people and for nurturing strong and creative company cultures. He brings to the Company and board more than 25 years in leadership, marketing, and operations roles for some of the world's most respected brands.



Daniel Servitje

AGE
66

DIRECTOR SINCE
2024

FAVORITE DRINK
Grande Cappuccino

INDEPENDENT

COMMITTEES
- Audit
- Nominating/Governance

SKILLS
BRD CCE ENV FIN HCM IND INT PUB SNR

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS
- Grupo Bimbo SAB de CV (since 1990)
- Coca-Cola FEMSA SAB de CV (1998–2022)
- CitiBanamex (1996–2022)

OTHER AFFILIATIONS
- Chairman, Corporación Aura Solar
- Co-Chair, Consejo Mexicano de Negocios
- Director, Mexican Institute for Competitiveness
- Director, Latin America Conservation Council

PROFESSIONAL BACKGROUND

DANIEL JAVIER SERVITJE MONTULL has served as the Executive Chair of the Board for Grupo Bimbo SAB de CV ("Grupo Bimbo") since June 2024. Mr. Servitje joined Grupo Bimbo, a multinational food company listed on the Mexican Stock Exchange, in 1976, and served as its chairman of the board from 2013 until his retirement in June 2024. He previously served as Grupo Bimbo's President and Chief Executive Officers from 1997 until 2013. Grupo Bimbo holds more than 100 brands and 13,000 different products in 34 countries around the world and employs more than 148,000 associates. During his time in senior leadership at Grupo Bimbo, Mr. Servitje has presided over and helped to drive Grupo Bimbo's progress on responsible business environmental and social and community impact matters.

EDUCATION

Mr. Servitje has a B.A. degree from Universidad Iberoamericana and an MBA from Stanford University.

RELEVANT SKILLS AND EXPERIENCE

Mr. Servitje brings extensive executive leadership experience acquired by serving as the head of a multinational food giant for decades. He is uniquely positioned to advise on the challenges and opportunities facing companies, like Starbucks, that are seeking to provide an unparalleled experience and build a superior brand reputation as an international consumer-facing food business. Mr. Servitje's experience enables him to offer nuanced and actionable guidance on matters affecting various facets of Starbucks business.



Mike Sievert

AGE
56

DIRECTOR SINCE
2024

FAVORITE DRINK
Venti Dark Roast

INDEPENDENT

COMMITTEES
- Compensation

SKILLS
BRD CCE FIN GOV HCM INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS
- T-Mobile US, Inc. (since 2018)
- Shaw Communications, Inc. (2018–2023)

OTHER AFFILIATIONS
- President and Director, T-Mobile USA Foundation (Former)

PROFESSIONAL BACKGROUND

MICHAEL SIEVERT is the former Chief Executive Officer and current vice chairman of the board of directors of T-Mobile US, Inc. ("T-Mobile"), one of the world's largest telecommunications companies. He served as Chief Executive Officer from April 2020 through October 2025. Mr. Sievert previously served as President, Chief Operating Officer, and Director of T-Mobile from 2018 to 2020, as Chief Operating Officer from 2015 to 2018, and as Executive Vice President and Chief Marketing Officer from 2012 to 2015. Prior to joining T-Mobile, Mr. Sievert held senior executive positions at Discovery Bay Games, Inc. in 2012, Clearwire Corporation (now part of T-Mobile) from 2009 to 2011, Microsoft Corporation from 2005 to 2008, AT&T Wireless from 2002 to 2004, and E*Trade Financial from 1998 to 2001. In addition, he has been an entrepreneur and investor involved with several Seattle-area start-up companies. In 2008 and 2009, Mr. Sievert was cofounder and Chief Executive Officer of Switchbox Labs, Inc., a consumer technologies developer, leading up to its sale to Lenovo Group Limited, where he briefly served after the acquisition. Mr. Sievert started his career with management positions at Procter & Gamble and IBM. Mr. Sievert served on the boards of Rogers Wireless Communications in Canada, Switch & Data Corporation, and a number of technology start-ups.

EDUCATION

Mr. Sievert earned a bachelor's degree in economics from the Wharton School at the University of Pennsylvania.

RELEVANT SKILLS AND EXPERIENCE

Mr. Sievert's extensive executive leadership experience at both public and private companies enables him to evaluate and make informed decisions on a range of strategic initiatives. On matters of marketing and branding in particular, his decades-long tenure with a host of the world's most prominent companies allows him to provide insightful guidance that will help Starbucks maintain and bolster its status as one of the world's most well-known and well-respected brands. Finally, as a long-time executive at one of the foremost Seattle-area companies, Mr. Sievert brings an understanding of how Starbucks Seattle roots have shaped its past and will continue to shape its future.



Wei Zhang

AGE	DIRECTOR SINCE
55	2023

FAVORITE DRINK
Hazelnut Caffé Latte

INDEPENDENT

COMMITTEES
- Audit
- Nominating/Governance

SKILLS
BRD CCE FIN GOV HCM
IND INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS
- Ralph Lauren Corporation (since 2022)

OTHER AFFILIATIONS
- Director, Amblin Partners (Former)
- Director, Alibaba Pictures Group (Former)
- Director, Meituan Company (Former)
- Director, Los Angeles Sports and Entertainment Commissions (Former)
- Director, Jack Ma Foundation (Former)

PROFESSIONAL BACKGROUND

WEI ZHANG was Senior Advisor and President of Alibaba Pictures Group, leading global operations from its formation in 2014 through her retirement in 2021. She joined Alibaba Group in 2008 as Senior Vice President of Corporate Development and spent the next six years in strategic investment and M&A, corporate strategy, and corporate social responsibility roles. Prior to joining Alibaba, Ms. Zhang was Chief Operating Officer of Star China from 2005 to 2008, overseeing day to day operations of News Corp's China subsidiary. She was Managing Director of CNBC China from 2002 to 2005 and held positions at Bain & Company and General Electric.

EDUCATION

Ms. Zhang has a B.A. degree from Seton Hill University and an MBA from Harvard Business School.

RELEVANT SKILLS AND EXPERIENCE

Ms. Zhang is a highly accomplished senior executive with broad global experience, particularly in the China market. Ms. Zhang brings valuable knowledge of e-commerce, digitization, media, and entertainment to the board, along with a deep understanding of international markets and industry dynamics. She has spearheaded successful digital transformation initiatives, using innovative strategies and cutting-edge technologies to optimize online platforms to both enhance customer experiences and drive substantial growth in the e-commerce market. Ms. Zhang's background in media and entertainment provides the board with a unique perspective on effectively positioning brands by leveraging media platforms, content creation, and strategic partnerships. These innovative methods have consistently driven consumer engagement and increased brand visibility. By leveraging her robust global experience, expertise in e-commerce and digitization, and exceptional media and entertainment acumen, Ms. Zhang is an extremely valuable asset to our board.



Corporate governance

BOARD STRUCTURE

Board Leadership

The board of directors is responsible for ensuring that Starbucks business and affairs are managed to meet our stated goals and objectives and that the long-term interests of Starbucks shareholders and stakeholders are served. Our governance framework provides the board with the flexibility needed to determine the most suitable leadership structure for Starbucks. The board annually reviews its leadership structure. As part of this review, the board has determined that the current leadership structure — with a combined board chair and ceo, a lead independent director, and all board committees composed entirely of independent directors — is appropriate for the Company at this time.

When making determinations about Starbucks leadership structure, the board considers many factors, including business strategy, Company performance, industry dynamics, economic and regulatory developments, results of board and committee self-evaluations, and investor feedback. The board also considers the composition and culture of the board, including the qualifications and experience of the ceo and each of the directors, the roles and responsibilities of the board chair and the lead independent director, the composition and needs of each committee of the board, succession planning, the advantages and disadvantages of alternative leadership structures, and how best to serve the interests of Starbucks shareholders.

Our Corporate Governance Principles and Practices (our “Governance Principles”) require that the Nominating and Corporate Governance Committee (the “Nominating/Governance Committee”) recommend to the board, on an annual basis (or upon a vacancy), a director, to serve as the board chair. When the chair is not an independent director, our Governance Principles require that the Nominating/Governance Committee recommend to the board, on an annual basis (or upon a vacancy), an independent director, to serve as lead independent director. The board believes that a one-year term for service as the chair or lead independent director (as applicable) provides for appropriate ongoing evaluation of and responsiveness to the board’s evolving needs.

Our ceo is the principal executive officer of Starbucks and has general charge and supervision of the business and Starbucks strategic direction. Our lead independent director (or, as applicable, independent chair of the board) serves as a liaison between management and the independent directors. The lead independent director has broad and substantive duties that are outlined in our Governance Principles, which are designed to strengthen the board's independent oversight of management and its ability to hold management accountable for executing on Starbucks long-term strategy and business initiatives. As reflected in the table below, the duties of our lead independent director overlap considerably with duties of an independent chair.

Lead Independent Director of the Board



Jørgen Vig Knudstorp

Mr. Knudstorp, an independent, non-employee board member, has served as the lead independent director of the board since March 2025. Mr. Knudstorp has served on the board since 2017. He previously served as chair of the Nominating/Governance Committee and as a member of the Audit Committee.

The duties of our lead independent director include the following:

- Preside over and manage all meetings of the board at which the chair is not present, including calling and presiding over executive sessions of independent directors;
- Serve as a liaison between the independent directors and the chair, and where appropriate, between the independent directors and management;
- Facilitate discussion and open dialogue among the independent directors during board meetings, executive sessions, and outside of board meetings;
- Review, advise on, and ultimately approve the scheduling of board meetings, and the agenda and materials for each such meeting as proposed by the chair;
- Approve and coordinate the retention of advisors and consultants to the board;
- Work with the chair to facilitate timely and appropriate information flow to the board;
- Provide the chair with feedback and counsel concerning the chair's interactions with the board; and
- Represent the Board at annual meetings of shareholders, serve as the primary point of contact between the board and shareholders, and be available, when appropriate, for consultations with shareholders.

Chairman of the Board



Brian Niccol

Mr. Niccol has served as chairman of the board and chief executive officer of Starbucks since September 2024.

The duties of our chair of the board include the following:

- Preside over and manage the meetings of the board;
- Support a strong board culture by fostering an environment of open dialogue, effective information flow, and constructive feedback among the members of the board and senior management, facilitating communication among the lead independent director, the board as a whole, board committees, and senior management, and encouraging director participation in discussions;
- Propose to the lead independent director for approval, if applicable, the scheduling of board meetings and the agenda and materials for each such meeting; and
- Represent the board at annual meetings of shareholders and be available, when appropriate, for consultations with shareholders.

ONGOING COMMITMENT TO BOARD AND COMMITTEE REFRESHMENT

Our board is made up of a highly engaged group of individuals with a wide range of relevant experience, qualifications, skills, and tenure, each of whom contributes to overall board and committee effectiveness.

Our Nominating/Governance Committee is primarily responsible for maintaining a balanced and highly qualified board, including by succession planning, recommending directors for re-election, and identifying new director candidates who will bring complementary skills and varied perspectives to our board. When identifying, evaluating, and recommending new director candidates, our Nominating/Governance Committee considers, among other factors, the qualifications and skills discussed on page 11, and strives to achieve an appropriate balance of experience, qualifications, skills, continuity, and fresh perspectives as well as a robust mix of viewpoints and backgrounds. Our Nominating/Governance Committee and board believe this balance best serves our shareholders' and other stakeholders' interests, provides new directors with the opportunity to learn from the knowledge and experience of longer-tenured directors, and allows for smooth role and responsibility transitions.

Effective June 25, 2025, the size of the board was increased from nine to 11 directors, and the board elected Marissa Mayer and Dr. Dambisa Moyo as new directors. The process by which Ms. Mayer and Dr. Moyo were selected as director candidates involved a search firm engaged by the Nominating/Governance Committee to help identify director prospects and provide other related services. The board determined both Ms. Mayer and Dr. Moyo would bring deep experience in the areas that matter to the future of Starbucks, including technology, transformation, and global affairs, and that each would provide valuable insights as we accelerate our "Back to Starbucks" strategy. The board is committed to reviewing its overall composition, the composition of its committees, and the chairs of each of the committees at least annually.

DIRECTOR INDEPENDENCE

Our board conducts an annual review of the independence of our directors. The board has determined that every director nominee and every member of our board who served in fiscal year 2025, other than Brian Niccol, our chairman and chief executive officer, is (or was) "independent" as that term is defined under the rules of The Nasdaq Stock Market ("Nasdaq"). In assessing independence, our board determined that none of the members of our board, other than Mr. Niccol, have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors who served in fiscal year 2025 were: Ritch Allison, Andy Campion, Beth Ford, Mellody Hobson (who retired after the 2025 Annual Meeting), Jørgen Vig Knudstorp, Marissa Mayer, Neal Mohan, Dr. Dambisa Moyo, Daniel Servitje, Mike Sievert, and Wei Zhang.

In determining that Mr. Servitje is independent, the board considered payments in the ordinary course of business in fiscal year 2025 between Starbucks and Grupo Bimbo, where Mr. Servitje served as Executive Chair of the Board. These payments were for amounts representing significantly less than 1% of Grupo Bimbo's annual revenues and Mr. Servitje did not have any direct involvement in our business relationship with Grupo Bimbo. The board also determined that these transactions did not constitute a related party transaction under SEC rules as Mr. Servitje did not have a material interest in these transactions. The board determined that these transactions would not interfere with Mr. Servitje's exercise of independent judgment in carrying out his responsibilities as a director.

In determining that Mr. Sievert is independent, the board considered payments in the ordinary course of business in fiscal year 2025 between Starbucks and T-Mobile, where Mr. Sievert formerly served as an executive officer and currently serves as vice chairman and a board member. These payments were for amounts representing significantly less than 1% of T-Mobile's annual revenues and Mr. Sievert did not have any direct involvement in our business relationship with T-Mobile. The board also determined that these transactions did not constitute a related party transaction under SEC rules as Mr. Sievert did not have a material interest in these transactions. The board determined that these transactions would not interfere with Mr. Sievert's exercise of independent judgment in carrying out his responsibilities as a director.

ROLE OF OUR BOARD COMMITTEES

The board regularly reviews the composition, number, and scope of its committees, and makes adjustments to meet changing conditions and needs. Our board of directors currently has three standing committees: the Audit and Compliance Committee ("Audit Committee"), the Compensation and Management Development Committee ("Compensation Committee"), and the Nominating/Governance Committee. The board, based upon recommendations from the Nominating/Governance Committee, makes committee and committee chair assignments annually. The board adjusts committee assignments as it deems appropriate. The board has determined that all the members of each committee are "independent directors" as defined by Nasdaq rules. In addition, the board has determined that directors who serve on our Audit Committee and Compensation Committee satisfy the additional independence and qualification criteria applicable to directors serving on such committees under Nasdaq listing requirements and SEC rules.

The current composition and primary responsibilities of each standing committee are summarized on the following pages. The board is committed to reviewing its overall composition, the composition of its committees, and the chairs of each of the committees at least annually. Each standing committee also has risk oversight within its respective areas of accountability as discussed under the heading "*Risk Oversight*" on page 26.[1]

All three committees operate pursuant to written charters, which are available on our website at www.starbucks.com/about-us/corporate-governance. Each committee annually reviews and reassesses the adequacy of its respective charter and recommends any proposed changes to the board for approval.

Audit and Compliance Committee



COMMITTEE MEMBERS:
Andy Campion (chair)
Ritch Allison
Dambisa Moyo
Daniel Servitje
Wei Zhang

REPORT:
Page 85

NUMBER OF MEETINGS IN FISCAL YEAR 2025: **9**

THE PRIMARY RESPONSIBILITIES OF THE AUDIT COMMITTEE ARE TO:

- oversee our accounting and financial reporting processes, including focused review of higher-risk areas
- appoint the independent registered public accounting firm and oversee the relationship
- review the annual audit and quarterly review processes with management and the independent registered public accounting firm
- review the Company's quarterly and annual financial statements with management and the independent registered public accounting firm
- review management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent registered public accounting firm's related attestation
- oversee the Company's internal audit function
- discuss any material weakness or significant deficiency and any steps taken to resolve the issue
- review any significant findings and recommendations from internal audit
- review and approve or ratify all transactions with related persons and potential conflicts of interests that are required to be disclosed in the proxy statement
- review periodically, discuss with management, and regularly report to the board major and emerging risk exposures, risk assessment, and risk management policies
- oversee the Company's program, policies, and procedures related to cybersecurity and data privacy
- review disclosures relating to key responsible business measures and the adequacy and effectiveness of internal controls related to such measures, and provide oversight on key finance-related initiatives related to responsible business matters

Mr. Knudstorp served on the Audit Committee during fiscal year 2025 until March 2025. Each of Mr. Campion, Mr. Allison, Dr. Moyo, Mr. Servitje, and Ms. Zhang: (i) meets the independence criteria prescribed by applicable law and SEC rules for audit committee members and (ii) meets Nasdaq's financial knowledge and sophistication requirements. Each of Mr. Campion and Mr. Allison has been determined by the board to be an "audit committee financial expert" under SEC rules. The Audit Committee Report describes in more detail the Audit Committee's responsibilities with regard to our financial statements and its interactions with our independent auditor, Deloitte & Touche LLP ("Deloitte").

(1) In November 2025, the board dissolved the Environmental, Partner, and Community Impact Committee (the "Impact Committee"). Upon dissolution of the Impact Committee, the board re-allocated its former responsibilities among the board and remaining committees. In particular, the Audit Committee assumed former Impact Committee topics pertaining to enterprise risk management, the Compensation Committee assumed former Impact Committee topics pertaining to partner matters, and the Nominating/Governance Committee assumed former Impact Committee topics pertaining to responsible business matters. As part of this change, the board also reclaimed primary responsibility for oversight of labor matters. The board believes these changes help simplify our board oversight structure and will allow the board and its remaining committees to more efficiently and effectively deploy resources and focus their attention on matters that drive long-term shareholder value. The Impact Committee's members during fiscal year 2025 included Beth Ford (chair), Daniel Servitje, and Jørgen Vig Knudstorp. The Impact Committee met five times during fiscal year 2025.

Compensation and Management Development Committee



COMMITTEE MEMBERS:
Ritch Allison (chair)
Andy Campion
Neal Mohan
Mike Sievert

REPORT:
Page 69

NUMBER OF MEETINGS IN FISCAL YEAR 2025: 5

THE PRIMARY RESPONSIBILITIES OF THE COMPENSATION COMMITTEE ARE TO:

- oversee, review, and approve, as appropriate, the Company's overall compensation policies, structure, and programs (including with respect to wages, salaries, bonuses, equity plans, partner benefit plans, and other benefits) for partners and officers
- conduct an annual review of, and recommend to the independent directors of the board, the compensation package for the ceo
- conduct an annual review and approve or recommend, as applicable, the compensation packages for Section 16 officers and other senior officers designated by the board
- annually review and approve performance measures and targets for all executive officers participating in the Executive Management Bonus Plan (the "Annual Incentive Bonus Plan") and long-term incentive plans, and certify achievement of such measures and targets
- approve, modify, and administer partner-based equity plans, the Annual Incentive Bonus Plan, and deferred compensation plans
- annually establish the evaluation process for reviewing the ceo's performance
- periodically review and approve our management development and succession planning practices
- review and approve the Company's peer group companies and review market data
- except where explicitly delegated to other committees of the board, review and assess the Company's human capital management strategies, practices, policies, goals, programs, disclosures, and risks, including policies and strategies regarding recruiting, selection, talent development, progression, belonging, and retention
- provide recommendations to the board on compensation-related proposals to be considered at the Company's annual meeting of shareholders
- determine management stock ownership guidelines and periodically review ownership levels for compliance
- annually review a report regarding potential material risks, if any, created by the Company's compensation policies and practices and inform the board of any necessary actions

The Compensation Committee may form and delegate any or all of its responsibilities to one or more subcommittees, as may be necessary or appropriate, and within certain limits. At least annually, the Compensation Committee reviews and approves our executive compensation strategy and principles to confirm that they are aligned with our business strategy and objectives, shareholder interests, desired behaviors, and corporate culture.

Each of Mr. Allison, Mr. Campion, Mr. Mohan, and Mr. Sievert meets the heightened independence criteria prescribed by SEC and Nasdaq rules for compensation committee membership.

Ms. Ford served on the Compensation Committee during fiscal year 2025 until March 2025.

Compensation committee interlocks and insider participation

No member of the Compensation Committee was, at any time during fiscal year 2025 or at any other time, an officer or employee of Starbucks, and no member of this Committee had any relationship with Starbucks requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). No executive officer of Starbucks has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Compensation Committee during fiscal year 2025.

Nominating and Corporate Governance Committee



COMMITTEE MEMBERS:
Beth Ford (chair)
Marissa Mayer
Dambisa Moyo
Daniel Servitje
Wei Zhang

NUMBER OF MEETINGS IN FISCAL YEAR 2025: **4**

THE PRIMARY RESPONSIBILITIES OF THE NOMINATING/GOVERNANCE COMMITTEE ARE TO:

- make recommendations to the board regarding board leadership and membership and chairs of the board's committees
- make recommendations to the board about the Company's corporate governance processes
- assist in identifying and screening board candidates, administer the Policy on Director Nominations, and consider shareholder nominations to the board
- annually assess the evaluation process for the effective performance of the governance responsibilities of the board and its committees and recommend any changes to that process to the board
- annually review compensation for independent directors on the board and its committees and make recommendations to the board regarding such compensation
- annually review corporate political contributions and expenditures
- provide recommendations to the board on shareholder proposals to be considered at the Company's annual meeting of shareholders
- oversee the Company's responsible business policies and practices

Mr. Knudstorp and Mr. Mohan each served on the Nominating/Governance Committee during fiscal year 2025, and Mr. Knudstorp served as chair. Each left the Nominating/Governance Committee in November 2025 after the conclusion of fiscal year 2025.

BOARD OVERSIGHT

Strategy oversight

The board plays an important role in overseeing Starbucks long-term strategy, including evaluating key market opportunities, consumer trends, partner relations, economic, regulatory, and competitive developments, and responsible business policies. The board's oversight of risk is another integral component of the board's oversight and engagement on strategic matters. Strategy-related matters are regularly discussed at board meetings and, when relevant, at committee meetings. We also dedicate at least one board meeting every year to an intensive review and discussion of Starbucks strategic plan. Matters of strategy also inform committee-level discussions of many issues, including business risk. Engagement of the board on these issues and other matters of strategic importance continues in between meetings, including through updates to the board on significant items and discussions by the ceo with the lead independent director on a periodic basis. Each director is expected to and does bring to bear his or her own talents, insights, and experiences to these strategy discussions.

Beyond The Boardroom

Our board is committed to providing its members with learning opportunities. To increase the board's engagement with and understanding of our strategy, each director participates in an orientation program upon joining the board. Among other activities, new directors meet with members of our executive leadership team and other key leaders of Starbucks to gain a deeper understanding of Starbucks business and operations, attend immersion programs, and visit our coffeehouses to engage with partners and customers first-hand. Periodic briefing sessions are provided to all members of the board on subjects that would assist them in discharging their duties. Our directors also have the opportunity through our periodic investor day presentations to understand and assess how we are communicating our strategy to our shareholders and other important stakeholders.

Risk oversight

RISK OVERSIGHT BY THE BOARD

The board has ultimate responsibility for risk oversight. We believe that a fundamental part of risk oversight is not only understanding the material risks a company faces and the steps management is taking to manage those risks but also understanding what level of risk is appropriate for that company. The involvement of the board in reviewing Starbucks business strategy is integral to the board's assessment of management's tolerance for risk and its determination of what constitutes an appropriate level of risk for Starbucks.

The full board has ultimate responsibility for risk oversight and exercises such oversight directly over certain enterprise-wide risk categories, such as brand risks and labor. In addition, the board has delegated primary oversight responsibility for certain categories of risk to its standing committees. This approach allows the board to draw upon the knowledge and judgment of specific directors on each committee who have experience overseeing and managing particular risks that Starbucks faces in various areas of its business. Each of our board committees is authorized by its charter to consult at its discretion with any experts or advisors that committee members feel would be helpful. All committees receive regular reports from management responsible for monitoring and mitigating particular risk exposures as part of the Company's enterprise risk management ("ERM") program, and the committee chairs provide regular reports to the full board on relevant areas of oversight.

The board believes that its leadership structure, coupled with the structure and work of the various committees described below, is appropriate and effective in facilitating board-level risk oversight.

RISK OVERSIGHT BY THE COMMITTEES OF THE BOARD

AUDIT COMMITTEE

Responsible for overseeing Starbucks ERM program; financial, operational, legal, and regulatory risks; cybersecurity, data privacy, and technology risks; and Starbucks risk assessment and risk management policies.

Receives reports from management, including from our cfo, vp of Internal Audit, chief legal officer, and chief ethics and compliance officer, on such risks at regularly scheduled meetings and as requested by the committee.

COMPENSATION COMMITTEE

Responsible for overseeing risks related to Starbucks compensation policies and practices, including as they relate to the workforce generally, risks related to Starbucks human capital management function, and risks related to succession planning practices and strategies.

Reviews a summary and assessment of compensation risks annually.

Receives reports from management including from our chief partner officer on such risks at regularly scheduled meetings and as requested by the committee.

NOMINATING/GOVERNANCE COMMITTEE

Responsible for overseeing risks associated with shareholder concerns; board governance and composition; political contributions; compliance matters relating to emerging political, regulatory, and global citizenship trends; and responsible business matters.

Receives reports from management including from our chief legal officer on such risks at regularly scheduled meetings and as requested by the committee.

The role of management in risk oversight

RISK MANAGEMENT COMMITTEE

Starbucks maintains a management-level Risk Management Committee that is co-managed by our cfo and chief legal officer and meets regularly to discuss ERM. The Risk Management Committee identifies, assesses, and prioritizes Starbucks critical risk exposures to its business operations across various time frames, from the short term to the long term, throughout the world. Risks are evaluated based on their potential magnitude, likelihood, and immediacy and are monitored over time to ensure risk profile changes are evaluated in a timely manner for existing and emergent risks.

To effectively carry out its responsibilities, the Risk Management Committee leverages the expertise of our executive leadership team members and consults with outside experts. There is also significant overlap in membership of the Risk Management Committee and Starbucks Disclosure Committee to help ensure Starbucks required disclosures regarding its risks are accurate, complete, and timely.

The Risk Management Committee identifies and assesses the effectiveness of our risk management and mitigation methods and periodically reports its findings to the Audit Committee. At least annually, our cfo reviews the methodology and approach used to identify, assess, and manage risks. Our cfo also discusses the key risks identified in the ERM process with the Audit Committee and the full board, soliciting input from directors on the steps taken to mitigate risks and plans for additional mitigation in the year ahead.

SENIOR MANAGEMENT

Our senior management regularly attends meetings of the board and its committees and provides the board and its committees with reports regarding our operations, strategies, objectives, and the risks inherent within them, as well as management action plans to monitor and address risk exposures. Board and committee meetings also provide a forum for directors to discuss issues with, request additional information from, and provide guidance to, senior management. In addition, our directors have direct access to senior management to discuss any matters of interest, including those related to risk, outside of formal meetings.

CHIEF ETHICS AND COMPLIANCE OFFICER

Our chief ethics and compliance officer leads a team of professionals responsible for maintaining ethical and compliance excellence at Starbucks–which starts with continuously reinforcing Starbucks ethical culture. Our chief ethics and compliance officer works cross-functionally to facilitate legal and compliance risk assessments, monitoring, and mitigation and is responsible for facilitating adherence to internal compliance requirements, including our Standards of Business Conduct, and managing our anti-corruption and anti-bribery programs. Our chief ethics and compliance officer has a dual-reporting relationship directly to our Audit Committee and meets regularly with the Audit Committee to discuss compliance- and ethics-related trends, risks, and action plans.

Oversight of data privacy and cybersecurity risk

Starbucks has implemented a cybersecurity program that leverages industry-standard cybersecurity frameworks to assess, identify, and manage cybersecurity risk. Our cybersecurity program is led by our senior vice president, chief information security officer ("ciso"), who is responsible for identifying, assessing, and managing our collective information security and technology risks. In addition, Starbucks maintains a global privacy program to identify, assess, and manage privacy risks related to how we are collecting, using, sharing, storing, and otherwise processing personal data. Our cybersecurity and data privacy programs are integrated with the ERM framework and governance processes utilized by management and our board to oversee our various top enterprise risks.

Our board has ultimate cybersecurity and data privacy risk oversight responsibility for the Company and administers this responsibility both directly and with assistance from the Audit Committee. The Audit Committee oversees our cybersecurity and technology risks, as well as our data privacy risks, all of which are integrated into our overall ERM program. The Audit Committee actively reviews and discusses our cybersecurity and technology risk management programs and regularly reports out to the full board on our relevant strengths and opportunities. The Audit Committee receives quarterly updates from the ciso or members of the ciso's team with responsibility for oversight of our key cybersecurity program components. The Audit Committee also reviews our data privacy risk management programs and reports out to the full board on our relevant strengths and opportunities.

Please see Item 1C (Cybersecurity) in the Company's Annual Report on Form 10-K for the year ended September 28, 2025 for additional details regarding cybersecurity and data privacy risk management, strategy, and governance.

Succession planning oversight

MANAGEMENT SUCCESSION PLANNING

In light of the critical importance of executive leadership to Starbucks success, we have an ongoing succession planning process. This process is enterprise-wide for managers up to and including our ceo.

Our Governance Principles provide that our Compensation Committee has general oversight responsibility for management development and succession planning practices and strategy. Pursuant to its charter, the Compensation Committee annually reviews and discusses with the independent directors of the board the performance of certain senior officers and senior managers and the succession plans for each such officer's or manager's position and solicits recommendations and evaluations of potential successors to fill these positions. The Compensation Committee also conducts a periodic review of, and provides approval for, our management development and succession planning practices and strategies, including the review and oversight of the associated risks and exposures.

CEO SUCCESSION PLANNING

A primary responsibility of the board is planning for ceo succession. The chair of our Nominating/Governance Committee, together with the lead independent director (or, if the chair of the board is independent, the chair of the board), the chair of the Compensation Committee, and the ceo (collectively, the "succession planning team") annually evaluate and update as appropriate the skills, experience, and attributes that the board believes are important to be an effective ceo in light of our business strategy. The succession planning team also reviews, on an annual or more frequent basis, our ceo succession planning process with the board, including the identification, development, and progress of internal candidates and how candidates have been assessed. The board believes that ceo succession planning should be an ongoing process, with the goal of providing sufficient lead time before an expected transition while also being prepared for and responsive to unexpected developments.

BOARD PRACTICES AND POLICIES

Attendance at meetings

During fiscal year 2025, each incumbent director attended at least 75% of all meetings of the board and board committees on which they served (held during the period that such director served). In fiscal year 2025, our board held 5 meetings. Our Governance Principles require each board member to attend our annual meeting of shareholders except for absences due to causes beyond their reasonable control. All of the directors who then served on the board attended our 2025 Annual Meeting.

Executive sessions

Each regularly scheduled board meeting includes time for an executive session with only non-employee independent directors present that is led by our lead independent director. Following the executive sessions, when appropriate, the lead independent director will coordinate feedback from the executive session with the full board, applicable board committees, individual board members, or members of senior management.

Service on other boards

Our Governance Principles establish the following standards for service by the Company's directors on the boards and committees of other publicly traded companies.

Starbucks non-employee directors who are full-time employees of a publicly traded company may serve on no more than one publicly traded company's board in addition to the Starbucks board and their own company board (when applicable).	Starbucks non-employee directors who are not full-time employees of a publicly traded company may serve on no more than three publicly traded companies' boards in addition to the Starbucks board.	Members of the Audit Committee generally may not serve on more than three public company audit committees (including the Company's), but a member who is a retired certified public accountant, chief financial officer, or controller, or has similar experience, may serve on a total of four audit committees.

Starbucks board members wishing to join the board of another publicly traded company and Audit Committee members wishing to join the audit committee of the board of directors of another publicly traded company must first notify the chair of the Nominating/Governance Committee, the chair of the board, and the Company's chief legal officer, who will review the proposed board or committee membership to assess compliance with applicable laws and policies and will refer any potential conflicts of interest to the chair of the Audit Committee for review.

Mandatory retirement and term limits

Mandatory retirement and board term limits are outlined in our Governance Principles.

A board member must retire immediately before the Company's annual meeting of shareholders during the calendar year in which the member attains age 75. No candidate may be nominated to a new term if they would be age 75 or older at the end of the calendar year in which the election is held. On the recommendation of the Nominating/Governance Committee, the board may waive these requirements on an annual basis as to any particular director if the board deems such waiver to be in the best interests of the Company.

There are no term limits for service on the board. The Nominating/Governance Committee will annually review the appropriateness of each director's continued service. The Company and the board believe that the absence of term limits allows the Company to retain board members who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the board as a whole. See section above entitled "*Ongoing Commitment to Board and Committee Refreshment*" above for additional information about our board's commitment to ongoing evaluation of its composition.

SHAREHOLDER ENGAGEMENT

Starbucks believes that strong corporate governance involves year-round engagement with our shareholders. We have a long-standing, robust shareholder outreach program that solicits feedback on our corporate governance, executive compensation program, and disclosure practices, as well as our responsible business policies and practices as appropriate. Members of management and our board participate in year-round shareholder engagement, and our full board receives shareholder feedback on an ongoing basis throughout the year. We also review our practices against evolving industry trends and stakeholder expectations, including guidelines published by shareholders and proxy advisory firms.

Our annual outreach effort is generally conducted by a cross-functional management team including members of our investor relations, law and corporate affairs, coffee, and compensation teams, and other business teams, as relevant. Additionally, our ceo and cfo engage in meaningful dialogue with our shareholders through our quarterly earnings calls and investor-related outreach events.

Engagement Cycle

Throughout the year, highlights of our shareholder engagement include:

WINTER

- Engage with shareholder proponents, if any
- Publish annual report and proxy statement
- Publish annual Impact Report to share information about recent developments relating to sustainability topics

SPRING

- Conduct **proactive Spring outreach** with select shareholders to discuss the proxy statement and pressing governance issues
- Hold Annual Meeting
- Review Annual Meeting vote results; incorporate insights into the shareholder engagement program

SUMMER

- Evaluate proxy season trends, corporate governance best practices, and regulatory developments to inform our current practices, policies, and disclosures

FALL

- Conduct **proactive Fall outreach** with select shareholders to understand their priorities, our progress towards select goals, and pressing governance issues
- Receive shareholder proposals and coordinate external engagement approach

Fiscal year 2025 Outreach

Through our annual shareholder outreach, we engage regularly with a substantial portion of our shareholders. We also offered engagement with shareholder proponents that submitted shareholder proposals for this proxy season, to fully understand their respective positions and requested actions.

Shareholders we contacted

- We offered engagement calls to more than 25 shareholders in the Spring and Fall of fiscal year 2025, representing nearly 60% of our total shares outstanding.
- 18 shareholders, representing nearly 43% of our total shares outstanding, accepted our invitation to engage, resulting in over 25 engagement calls throughout fiscal year 2025; engagement calls focused on Company strategy, executive compensation, partner relations, and other governance topics.

Starbucks Participants

- Independent directors, including the lead independent director and committee chairs, participated in 9 investor meetings, with shareholders representing 28% of our total shares outstanding.

BOARD AND COMMITTEE EVALUATIONS

Our board is committed to continuous corporate governance improvement. To that end, the board and each committee annually conduct a self-evaluation to review and assess their overall effectiveness. These evaluations cover a variety of subjects, including strategic oversight, board and committee structure and composition, interactions with management, board processes and governance, and the director nomination process.

Results of board and committee self-evaluations are shared with the full board. As appropriate, these evaluations result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our board and its committees.

To supplement these evaluations, the Nominating/Governance Committee reviews the Governance Principles each year in light of changing conditions and shareholders' interests and recommends appropriate changes to the board for consideration and approval. In addition, the board periodically arranges for an independent external review process.

OUR DIRECTOR NOMINATION PROCESS

Our Nominating/Governance Committee, together with our board, maintains a robust policy for the consideration of potential director candidates and is responsible for establishing criteria, screening candidates, and evaluating the qualifications of potential directors, including candidates nominated or suggested by shareholders. The Nominating/Governance Committee's process for identifying director candidates is described below.

Our Nominating/Governance Committee proactively seeks director candidates to ensure we have the benefit of varied experience, qualifications, skills, and other attributes in the boardroom to support the global demands of our business. When seeking new director candidates, our Nominating/Governance Committee actively endeavors to consider candidates representing a variety of perspectives and backgrounds and any applicable Nasdaq and legal requirements. However, our Nominating/Governance Committee does not assign specific weights to any single criterion, and no particular criterion is necessarily applied to all prospective director nominees. The Nominating/Governance Committee reviews the effectiveness of its approach to director recruitment on an annual basis.

Our Policy on Director Nominations, which describes the process by which candidates are identified and assessed for possible inclusion in our recommended slate of director nominees, is available at www.starbucks.com/about-us/corporate-governance. The Nominating/Governance Committee administers the nominations policy, reviews the policy at least annually and makes modifications as our needs and circumstances evolve and as applicable legal or listing standards change. The Nominating/Governance Committee may amend the nominations policy at any time, in which case the most current version will be available on our website.

Minimum criteria for board members

Under the Starbucks Policy on Director Nominations, each director candidate for the board is required to, at a minimum:

- be prepared to represent the best interests of all of Starbucks shareholders rather than just one particular constituency or any entity with which the candidate may be affiliated;
- have demonstrated integrity and ethics in their personal and professional life and have established a record of professional accomplishment in their chosen field;
- together with their family members, affiliates, and associates, be free of any material personal, financial, or professional interest in any present or potential competitor of Starbucks;
- be prepared to participate fully in board and committee activities, including active membership on at least one committee, and not have other personal or professional commitments that would, in the Nominating/Governance Committee's sole judgment, interfere with or limit their ability to do so;
- intend to serve as a director at least until the next annual meeting of shareholders and until a successor has been elected and qualified, and preferably would intend to make a long-term commitment to serve on the board if re-nominated;
- acknowledge and agree to comply with Starbucks Governance Principles, Insider Trading Policy, Standards of Business Conduct, and other policies and guidelines applicable to directors;
- be willing to make, and be financially capable of making, the required investment in Starbucks common stock specified in the director stock ownership guidelines described in this proxy statement;
- be free of any commitments or assurances to any person as to how the candidate would vote or act on any issue or question that has not been disclosed to Starbucks and be free of any such commitments or assurances that could limit or interfere with the candidate's ability to comply with a director's fiduciary duties; and
- not be a party to any compensation or incentive arrangements with any person or entity other than Starbucks with respect to service or action as a director that has not been disclosed to Starbucks.

Desirable qualities and skills

In addition to the minimum criteria described above, the Nominating/Governance Committee favors candidates who possess the qualities and skills described below:

- Each candidate should possess professional and personal experiences, skills, and expertise that are relevant to our goal of being one of the world's leading consumer brands. See page 11 for a description of relevant skills and experience.
- Each candidate should have attributes that would contribute positively to the existing chemistry and collaborative culture among board members.
- Each candidate should contribute to a board that overall reflects a robust mix of backgrounds and perspectives.

The Nominating/Governance Committee is responsible for reviewing the appropriate skills and characteristics required of directors in the context of prevailing business conditions and existing competencies on the board, and for making recommendations regarding the size and composition of the board, with the objective of having a board that brings to Starbucks a variety of perspectives and skills derived from high quality business and professional experience.

Process for identifying candidates

The Nominating/Governance Committee has two primary methods for identifying candidates.

1

The Nominating/Governance Committee may use its authority under its charter to retain at our expense one or more search firms (and to approve such firms' fees and other retention terms) to identify possible candidates who satisfy our minimum and desired director qualifications, meet with and screen such candidates (including conducting reference checks), and assist in scheduling candidate meetings with board members.

2

The Nominating/Governance Committee periodically solicits ideas for possible candidates from a number of sources: members of the board; senior-level Starbucks executives; advisors to the Company or the board; individuals personally known to the members of the board; and research, including database and Internet searches.

Shareholder recommendations and nominations

DIRECTOR RECOMMENDATIONS BY SHAREHOLDERS

The Nominating/Governance Committee will consider shareholder recommendations for director candidates using the same criteria as candidates identified through the Company's internal process. Any shareholder that wishes to recommend a director candidate should review and follow the procedures and requirements in our Policy on Director Nominations, including providing a brief biography of the candidate, a document indicating the candidate's willingness to serve if elected, and evidence of the shareholder's ownership of Company stock to the address listed in the policy. To ensure that the Company has sufficient time to consider any recommendation for a director candidate, this information must be received by the Company by the same date as the Company's deadline for proxy access nominations. See "*Shareholder Director Nominations for Inclusion in Starbucks Proxy Materials (Proxy Access)*" on page 103 for more information.

GENERAL NOMINATION RIGHT OF ALL SHAREHOLDERS

Any registered shareholder may nominate one or more individuals for election as a director at an annual meeting of shareholders if the shareholder complies with the advance notice, information, and consent provisions contained in our bylaws. See "*Proposals of Shareholders*" on page 102 for more information.

SHAREHOLDER DIRECTOR NOMINATIONS FOR INCLUSION IN STARBUCKS PROXY MATERIALS (PROXY ACCESS)

Our bylaws permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding shares of common stock entitled to vote generally in the election of directors continuously for at least three years as of any nomination and thereafter until the next annual meeting of shareholders, to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two nominees or 20% (or the closest whole number (rounding down) below 20%) of the board, subject to the requirements specified in our bylaws. See *"Shareholder Director Nominations for Inclusion in Starbucks Proxy Materials (Proxy Access)"* on page 103 for more information.

Evaluation of candidates

The Nominating/Governance Committee will consider and evaluate all candidates identified through the processes described above, including incumbents and candidates proposed by shareholders, based on the same criteria.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and approval of related person transactions

Under the Audit Committee's charter, and consistent with Nasdaq rules, any material potential or actual conflict of interest or transaction between Starbucks and any "related person" of Starbucks must be reviewed and approved or ratified by the Audit Committee. SEC rules define a "related person" of Starbucks as any Starbucks director (or nominee), executive officer, 5%-or-greater shareholder, or an immediate family member of any of such persons.

Our board of directors has adopted a written Policy for the Review and Approval of Related Person Transactions Required to Be Disclosed in Proxy Statements, which states that Starbucks generally will not participate in "related person" transactions. In select circumstances, if the transaction provides Starbucks with a demonstrable and significant strategic benefit that is in the best interests of Starbucks and its shareholders and has terms that are competitive with terms available from unaffiliated third parties, then the Audit Committee may approve the transaction. The policy also provides that any "related person" must notify the chair of the Audit Committee before becoming a party to, or engaging in, a potential related person transaction that may require disclosure in our proxy statement under SEC rules, or if prior approval is not practicable, must provide such notice as soon as possible after engaging in the transaction. Based on current SEC rules, transactions covered by the policy include:

- any individual or series of related transactions, arrangements, or relationships (including, but not limited to, indebtedness or guarantees of indebtedness), whether actual or proposed;
- in which Starbucks was or is to be a participant;
- the amount involved exceeds $120,000; and
- in which a related person has or will have a direct or indirect material interest.

Whether a related person has a direct or indirect material interest in a particular transaction for these purposes depends on the significance of the information to investors in light of all the circumstances of a particular case. The importance of the interest to the person having the interest, the relationship of the related person to the transaction, and with each other, and the amount involved in the transaction are among the factors to be considered in determining the significance of the information to investors.

The chair of the Audit Committee has the discretion to determine whether a transaction is or may be covered by the policy. If the chair determines that a transaction is covered by the policy, then the transaction is subject to full Audit Committee review and approval. The Audit Committee's decision is final and binding. Additionally, the chair of the Audit Committee has discretion to approve, disapprove, or seek full Audit Committee review of any immaterial transaction involving a related person (i.e. a transaction not otherwise required to be disclosed in the proxy statement).

In evaluating potential related person transactions, the Audit Committee looks to SEC and Nasdaq rules, including the impact of a transaction on the independence of any director. Once the Audit Committee has determined that (i) the potential related person transaction will provide Starbucks with a demonstrable and significant strategic benefit that is in the best interests of Starbucks and its shareholders and (ii) that the terms of the potential related person transaction are competitive with terms available from unaffiliated third parties, the Audit Committee may consider other factors such as:

- whether the transaction is likely to have any significant negative effect on Starbucks, the related person, or any Starbucks partner;
- whether the transaction can be effectively managed by Starbucks despite the related person's interest in it;
- whether the transaction would be in the ordinary course of our business; and
- the availability of alternative products or services at comparable prices.

Related person transactions since the beginning of fiscal year 2025

The following are the only transactions or series of similar transactions to which we were or will be a party in fiscal year 2025 that meet the definition of "related person transaction" other than equity and other compensation, termination, change of control, and similar arrangements, which are described under "Executive Compensation."

Mr. Niccol entered into an amended and restated time-sharing agreement with Starbucks so that he could continue to reimburse Starbucks for his personal use of Starbucks aircraft in accordance with Starbucks Corporate Aircraft Use Policy. Specifically, prior to September 2025, he reimbursed for his personal non-commuting usage once such usage reached $250,000 per year. In September 2025, the board approved replacing such annual limit (and, accordingly, any requirements for reimbursement) with a more frequent quarterly review of Mr. Niccol's personal flights by the chair of the Compensation Committee and the board's lead independent director. This change was driven by the security study's recommendation that Mr. Niccol use Company aircraft for all air travel, including personal travel, and the Company's ongoing monitoring of Mr. Niccol's security situation. For any flights that are reimbursed under the time-sharing agreement, Mr. Niccol reimburses Starbucks for the aggregate incremental cost incurred by Starbucks in providing for his personal non-commuting travel up to the maximum amount of reimbursement permitted under applicable Federal Aviation Administration ("FAA") regulations. Such "aggregate incremental cost" includes direct operating costs (such as fuel, landing fees, customs fees, foreign permit or similar fees, hangar expenses away from the aircraft's home base, catering, flight crew travel expenses, flight planning and weather services, trip-related maintenance, and flight-specific insurance) for the personal travel and for any "deadhead" positioning related to personal travel. In fiscal year 2025, Mr. Niccol paid Starbucks $0 pursuant to his time-sharing agreement.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON THE STARBUCKS WEBSITE

Our Governance Principles are intended to provide a set of flexible guidelines for the effective functioning of the board of directors. The Governance Principles are reviewed regularly and revised as necessary or appropriate in response to changing regulatory requirements, evolving best practices, and other considerations. They are posted on the Corporate Governance section of our website at www.starbucks.com/about-us/corporate-governance.

Other information relating to corporate governance at Starbucks is available on the Corporate Governance section of our website as well, including:

- Restated Articles of Incorporation
- Amended and Restated Bylaws
- Audit and Compliance Committee Charter
- Compensation and Management Development Committee Charter
- Nominating and Corporate Governance Committee Charter
- Director Nominations Policy
- Standards of Business Conduct (applicable to directors, officers, and partners as well as temporary service workers and independent contractors) in multiple languages
- Code of Ethics for ceo, coo, cfo, and finance leaders
- Procedure for Communicating Complaints and Concerns
- Audit and Compliance Committee Policy for Pre-Approval of Independent Auditor Services

You may obtain a print copy of any of these materials, free of charge, by sending a written request to: Starbucks Corporation, 2401 Utah Avenue South, Mail Stop S-LA1, Seattle, Washington 98134, Attention: corporate secretary.

CONTACTING THE BOARD OF DIRECTORS

Starbucks offers several ways for interested parties to communicate with our board of directors, a board committee, or individual directors. Generally, you may provide feedback by calling the Starbucks audit line at 1 888-705-1992, by sending an email to corpsec@starbucks.com, or by sending written communications to:

Starbucks Corporation
P.O. Box 34507
Seattle, Washington 98124

The Procedure for Communicating Complaints and Concerns, which is available on the Corporate Governance section of our website, describes our process for determining which communications will be relayed to board members and which reports require investigation or other follow-up.

Our chief ethics and compliance officer, together with our chief legal officer, is responsible for administering the Procedure for Communicating Complaints and Concerns on behalf of the Audit Committee and the board of directors.

COMPENSATION OF DIRECTORS

Fiscal year 2025 compensation program for non-employee directors

Under its charter, the Nominating/Governance Committee annually reviews and recommends the type and amount of board compensation for non-employee directors. Compensation decisions for non-employee directors are made by the Nominating/Governance Committee for each "Plan Year," as defined in the Deferred Compensation Plan for Non-Employee Directors, which begins after the annual meeting of shareholders and concludes immediately before the following annual meeting of shareholders.

When considering and ultimately recommending changes to the compensation program for our non-employee directors, the Nominating/Governance Committee considers peer data, analysis, and recommendations provided by an independent compensation consulting firm.

NON-EMPLOYEE DIRECTOR COMPENSATION HIGHLIGHTS

- The lead independent director and committee chairs receive additional fees to differentiate individual pay based on workload.
- The overall compensation mix emphasizes equity.
- Annual equity grants have a fixed value and vest immediately.
- Directors do not receive performance-based equity awards.
- Directors are subject to robust stock ownership guidelines to align their interests with those of our shareholders.
- Non-employee directors do not receive any perquisites.
- Committee chairs, but not other committee members, receive additional fees for committee service.
- Our deferred stock unit program facilitates stock ownership.

2025 PLAN YEAR COMPENSATION (MARCH 2025 – MARCH 2026)

Our non-employee director compensation for the 2025 Plan Year was as follows:

Type of Compensation	Amount	How Paid
Annual retainer	$130,000	Lump sum in cash or fully-vested restricted stock units ("RSUs"), at the election of the director
Equity award	$180,000	Fully-vested RSUs
Additional retainer—lead independent director	$185,000	Lump sum in cash or fully-vested RSUs, at the election of the director
Additional retainer—Audit Committee chair*	$30,000	Lump sum in cash or fully-vested RSUs, at the election of the director
Additional retainer—Compensation Committee and Nominating/Governance Committee chairs*	$20,000	Lump sum in cash or fully-vested RSUs, at the election of the director

* If the lead independent director also serves as a committee chair, that individual will receive only the additional retainer for the board chair or lead independent director (as applicable). Ms. Ford previously served as the chair of the Impact Committee during fiscal year 2025 and became chair of the Nominating/Governance Committee in November 2025.

The amount of compensation paid to the non-employee directors was unchanged from the 2024 Plan Year.

DEFERRED COMPENSATION PLAN

The Deferred Compensation Plan for Non-Employee Directors enhances the Company's ability to attract and retain non-employee directors by providing individual financial tax planning flexibility. Under this plan, a non-employee director may irrevocably elect to defer receipt of shares of common stock the director would have received upon settlement of their fully-vested RSUs until either three years from the grant date or the director's separation from the board.

NON-EMPLOYEE DIRECTOR STOCK OWNERSHIP GUIDELINES

Starbucks has stock ownership guidelines for non-employee directors to align their interests with those of our shareholders. Non-employee directors are expected to own Starbucks stock with a value of at least five times the amount of the annual retainer. The current ownership requirement is $650,000 (5 x $130,000) of Company stock. Deferred stock units resulting from deferrals under the Deferred Compensation Plan for Non-Employee Directors are counted toward meeting the guidelines.

Non-employee Directors have a period of five years from the date of appointment or election to comply with this requirement, and they are expected to continue to meet the ownership requirement for as long as they serve on the board. All current non-employee directors are in compliance with or on target to meet these guidelines as of the date of this proxy statement.

Fiscal year 2025 non-employee director compensation table

The following table shows fiscal year 2025 compensation for non-employee directors.

Name[(1)]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[(2)]	Option Awards ($)[(3)]	Total ($)
Ritch Allison	—	$329,921	—	$329,921
Andy Campion	—	$339,987	—	$339,987
Beth Ford	—	$329,921	—	$329,921
Mellody Hobson[(4)]	—	—	—	—
Jørgen Vig Knudstorp	—	$514,964	—	$514,964
Marissa Mayer		$220,784		$220,784
Neal Mohan	—	$309,985	—	$309,985
Dambisa Moyo	$92,599	$128,142		$220,741
Daniel Servitje	—	$309,985	—	$309,985
Mike Sievert	—	$309,985	—	$309,985
Wei Zhang	—	$309,985	—	$309,985

(1) Mr. Niccol did not participate in the compensation program for non-employee directors. Information on compensation paid to Mr. Niccol during fiscal year 2025 is described in the "*Compensation Discussion and Analysis*" section and the executive compensation tables of this proxy statement.

(2) With the exception of Ms. Mayer and Dr. Moyo, the amounts shown in this column represent the grant date fair values of the RSU awards granted to each of the non-employee directors on March 12, 2025. The amount shown for each of Ms. Mayer and Dr. Moyo represents the grant date fair value of RSU awards granted on July 1, 2025, and their awards were prorated accordingly. The grant date fair value of the RSU awards was calculated based on the closing price of the Company's common stock on the date of grant.

(3) Stock options, which were granted in prior Plan Years, have an exercise price equal to the closing market price of our common stock on the grant date and have a 10-year term from the date of grant. As of September 28, 2025, the only non-employee director who had any outstanding option awards was Mr. Knudstorp, who held options for an aggregate 49,289 shares. As of the date of her departure from the Board, Ms. Hobson did not have any outstanding option awards.

(4) Ms. Hobson retired from the Board on March 12, 2025.



Proposal 2
Advisory vote to approve named executive officer compensation

Pursuant to Section 14A of the Exchange Act, we are asking shareholders to approve, on a nonbinding, advisory basis, the following resolution with respect to the compensation paid to our named executive officers ("NEOs") as reported in this proxy statement through the following resolution:

RESOLVED, that the shareholders of Starbucks Corporation approve, on a nonbinding, advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table, the related compensation tables, notes, and narrative in the proxy statement for the Company's 2026 Annual Meeting of Shareholders.

This advisory resolution (commonly referred to as a "say-on-pay") is non-binding on the board of directors. Nevertheless, the board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program. The next say-on-pay advisory vote will be held at the 2027 Annual Meeting.

We encourage shareholders to read the "Compensation Discussion and Analysis", as well as the Summary Compensation Table and other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs. The Compensation Committee and the board of directors believe that our executive compensation program and compensation paid to our NEOs are aligned with the Company's strategic priorities and performance.

Board Recommendation

The board of directors recommends a vote **FOR** approval, on a nonbinding, advisory basis, of the compensation paid to our named executive officers.



Executive compensation

Compensation discussion and analysis

This Compensation Discussion and Analysis (“CD&A”) provides information about our executive compensation program and underlying compensation philosophy, which focuses on rewarding partners for their central role in our growth. While the principles underlying this philosophy extend throughout the organization, this CD&A primarily covers the compensation of our NEOs for fiscal year 2025—the current and former executive officers identified below.

TABLE OF CONTENTS

Brian Niccol
chairman and chief executive officer (ceo)

Cathy R. Smith*
executive vice president, chief financial officer (cfo)

Brady Brewer
chief executive officer, Starbucks International

Mike Grams**
executive vice president, chief operating officer (coo)

Sara Kelly
executive vice president, chief partner officer

Rachel Ruggeri***
former executive vice president, chief financial officer

Val Bauduin****
former interim chief financial officer (interim cfo)

* Ms. Smith was appointed cfo, effective March 24, 2025.
** Mr. Grams was appointed coo, effective June 4, 2025.
*** Ms. Ruggeri served as cfo until March 7, 2025.
**** Mr. Bauduin served as interim cfo from March 7, 2025, until March 24, 2025.

EXECUTIVE SUMMARY

Business highlights

Starbucks results for fiscal year 2025 showed continued progress on our "Back to Starbucks" strategy, specifically investments in coffeehouse partners, as we work to rebuild a stronger Starbucks. These investments include the Green Apron Service model, additional investments in staffing and hours at the right times to deliver enhanced customer service, and the Leadership Experience 2025, a conference designed to empower and motivate our retail leaders to accelerate our "Back to Starbucks" strategy.

We are focused on empowering coffeehouse leaders to take ownership of sustaining the Green Apron Service model as our permanent way of working, which we expect to enhance the customer experience and drive future transaction growth. Further, as announced in early November 2025, we look forward to working with our new strategic joint venture partner, Boyu Capital, to accelerate long-term growth in China. We believe, through strategic prioritization, that we are taking the right actions to invest in coffeehouse partners, uplift the coffeehouse experience through disciplined capital deployment, introduce new food and beverage platforms, reimagine the Starbucks rewards program, and enhance support for our licensee partners. These actions, while driving more efficiency, accountability, and agility as a company, will lay the foundation for the future of Starbucks.

During fiscal year 2025, we further refreshed our executive leadership team to align executive talent with key priorities of our "Back to Starbucks" strategy. In March 2025, the board appointed Cathy R. Smith as cfo, to replace Rachel Ruggeri, with Val Bauduin serving as interim cfo until Ms. Smith joined the Company in late March. Additional executive team changes included the promotion of Mike Grams in June 2025 to the role of coo.

Two new board members, Marissa Mayer and Dambisa Moyo, were also appointed to the board during fiscal year 2025, and we believe the board currently has a good balance of both continuity and fresh perspectives to continue overseeing our strategic priorities. Despite the challenging operating environment, our refreshed board and executive team remain committed to long-term growth and shareholder returns while maintaining our dividend approach. During fiscal year 2025, Starbucks returned $2.8 billion of capital to shareholders through dividends. We recently recognized our 15th consecutive annual dividend increase, with a compound annual growth rate of approximately 17.5%.

Consolidated Net Revenues

$37.2B

+3% year-over-year

GAAP Operating Margin

7.9%

-710 bps year-over-year

GAAP EPS

$1.63

-51% year-over-year

Global Store Count

40,900

+2% year-over-year

In Q4, Global Comparable Store Sales Growth for the First Time in Seven Quarters

Non-GAAP* Operating Margin

9.9%

-500 bps year-over-year on a constant currency basis

Non-GAAP EPS*

$2.13

-35% year-over-year on a constant currency basis

U.S. Starbucks Rewards Members (90-day active)

34.2M **+1%** year-over-year

* Appendix A includes a reconciliation of non-GAAP operating margin and non-GAAP EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

Listening to our shareholders and changes to fiscal year 2025 compensation

Every year, Starbucks provides shareholders with the opportunity to approve its executive compensation program on an advisory basis. At our 2025 Annual Meeting, approximately 86% of our shareholders who cast votes supported our advisory vote on executive compensation. In addition, every year we engage with shareholders representing a significant portion of our outstanding shares on a variety of topics, including our executive compensation program. Please see "*Shareholder Engagement*" on page 29 for more information regarding our Fiscal Year 2025 outreach to our shareholders.

Changes to our executive compensation program during fiscal year 2025 included revising the individual performance factor portion of our Executive Management Bonus Plan to ensure leaders were aligned across shared performance metrics, while also taking into account their individual functions and contributions to further the Company's "Back to Starbucks" strategy and providing deeper accountability, driving performance, and reinforcing our priorities. Further, we made changes to the design of our performance-based RSU ("PRSU") program for fiscal year 2025 to provide clarity regarding our long-term objectives, incentivize long-term sales growth, and more closely align with the long-term priorities of our "Back to Starbucks" strategy. We also made certain changes to our outstanding PRSUs to drive sustained focus from our executive leadership team on the metrics that we believe will build long-term value for our shareholders. Finally, in furtherance of our "Back to Starbucks" strategy, we adopted the "Back to Starbucks" PRSU program, which provided for PRSU grants that are designed to motivate and retain our senior leaders to deliver on the significant transformation required by our turnaround plan.

In determining our compensation practices for fiscal year 2026, the Compensation Committee was mindful of the feedback provided by shareholders and the results of our most recent advisory vote on executive compensation as well as the need to execute on our "Back to Starbucks" strategy while retaining top talent. While our annual bonus plan design remains the same for fiscal year 2026, we have shifted from shared individual performance factor goals to function-specific objectives that contribute to the "Back to Starbucks" strategy. We also made changes to the design of our PRSU program for fiscal year 2026 to increase the weighting of our comparable store sales growth targets, consistent with the long-term priorities of our "Back to Starbucks" strategy. Please see "*Fiscal Year 2026 Executive Compensation Program Changes*" on page 61 for more information.

CEO Compensation and Performance Alignment

The Compensation Committee takes seriously its responsibility to maintain appropriate pay for performance alignment with an emphasis on shareholder value. From the end of fiscal year 2024 through the end of fiscal year 2025, our stock price decreased in value by 14.3%. Consequently, as of the end of fiscal year 2025, the realizable value of compensation awarded to our ceo in fiscal year 2024 was only 40% of target primarily due to the realizable value attributable to the new hire equity awards granted to our ceo in fiscal year 2024 being equal to only 36% percent of target, as described in more detail below. Further, the realizable value of compensation awarded in fiscal year 2025 was 80% of target, which reflects, among other things, the alignment of our fiscal year 2025 performance goals with our actual performance.


9/27/2024
$97.36
($ in millions)
$85.2
$33.7
9/26/2025
$83.39
-14.3%
Stock price
decline
$39.2
$31.5
FY24
FY25
Target Pay
Realizable Pay

($ in millions)	FY24 Target	FY24 Realizable	FY25 Target	FY25 Realizable(3)
Base Salary	$0.1	$0.0	$1.6	$1.6
Non-Equity Incentive Plan Compensation	$0.1	$0.0	$3.6	$2.0
Time-based RSUs	$32.0 (1)	$28.6	$9.2	$8.0
Performance-based RSUs	$48.0 (1)	$0.0	$19.8 (2)	$15.0
Sign-On Cash	$5.0	$5.0	$5.0	$5.0
Total	$85.2	$33.7	$39.2	$31.5

(1) Comprised of new hire equity awards.

(2) Comprised of an annual PRSU award and a "Back to Starbucks" PRSU award.

"Target Pay" for each fiscal year is the sum of

- the salary rate for that year, pro-rated accordingly based on the ceo's start date,
- the target annual incentive, pro-rated accordingly based on the ceo's start date, and
- the grant date fair value of long-term incentives.

"Realizable Pay" for each fiscal year is the sum of

- the salary earned for that year,
- the annual incentive earned for that year,
- the value of time-based RSUs granted in that fiscal year, which for vested RSUs is equal to the stock price on the applicable vesting dates multiplied by the number of vested RSUs, and for unvested RSUs is valued based on our closing stock price on September 26, 2025, the last trading day of our 2025 fiscal year, multiplied by the number of unvested RSUs, and
- the value of PRSUs granted in that fiscal year, which for:
  - unvested PRSUs for which the performance targets have been set are valued based on the number of shares that would have been earned based on actual results through September 28, 2025, multiplied by our closing stock price on September 26, 2025, and
  - unvested PRSUs for which the performance targets have not been set or are tied to the achievement of key components of the "Back to Starbucks" strategy are valued based on the number of target shares multiplied by our closing stock price on September 26, 2025.

(3) Numbers in bottom row may not add up due to rounding convention.

New Hire CEO Replacement Awards

In connection with Mr. Niccol's appointment as ceo, in August 2024, we granted replacement equity grants with a target value of $80,000,000 on September 16, 2024, the grant effective date, calculated using the closing stock price on such date, 60% of which were in the form of PRSUs, which vest based on performance, and 40% of which were in the form of time-based RSUs, which vest annually over three years. The PRSUs will be eligible to vest based on Starbucks relative total shareholder return ("TSR") compared to the S&P 500 index over a three-year period beginning on his start date, in accordance with the following schedule: 75th percentile: 200% of target; 65th percentile: 100% of target; and 40th percentile: 50% of target. The percentage of target number of PRSUs that vests will be determined using linear interpolation between the above points. The replacement equity grants were made to replace the estimated value of outstanding equity awards that Mr. Niccol forfeited when he left his previous employer to join Starbucks that would have vested after the six months following his departure. The replacement equity grants are intended to drive performance, support retention, and incentivize Mr. Niccol to lead our transformation through our "Back to Starbucks" strategy and beyond. At the end of fiscal year 2025, Starbucks relative TSR was tracking at the 33rd percentile, which would result in a payout of approximately 0% of target or $0 million. There has been no payment made to Mr. Niccol under the award. The ultimate payout of the award will be determined at the conclusion of the performance period.

"Back to Starbucks" Award

In June 2025, the independent members of the board and the Compensation Committee approved a "Back to Starbucks" grant of PRSUs with a target value of $6 million for our ceo and our executive vice presidents and a target value of $1 million for our senior vice presidents. This equity award is 100% performance based, with performance targets that align with components of our "Back to Starbucks" strategy. These grants are designed to motivate and retain our senior leaders to deliver, with urgency and excellence, on the significant transformation required by our turnaround plan. None of the "Back to Starbucks" PRSUs will vest unless the threshold goal of meaningful operating expense reductions is met. We believe the success of our "Back to Starbucks" plan will result in the creation of significant value for our shareholders, partners (employees), and customers. Please see "*Back to Starbucks PRSU Program*" on page 55 for more information.

Fiscal year 2025 target total direct compensation

As shown below, the vast majority of our NEOs' target total direct compensation is either variable or "at risk" based on our financial and operating results, individual performance, and our stock price. The at-risk elements of our fiscal year 2025 program include (i) our Executive Management Bonus Plan and (ii) our Leadership Stock Plan, through which PRSUs and time-based RSUs were granted as long-term incentive awards.

CEO COMPENSATION MIX


5% Base Salary
10% Target Annual Incentive
40% Target PRSUs
18% Target BTS Incentive
27% Time-Based RSUs
95% AT-RISK
68% PERFORMANCE BASED

OTHER NEO COMPENSATION MIX


7% Base Salary
8% Target Annual Incentive
19% Target PRSUs
53% Target BTS Incentive
13% Time-Based RSUs
93% AT-RISK
80% PERFORMANCE BASED

Compensation policy highlights

WHAT WE DO

- Pay-for-performance philosophy with large majority of pay at risk
- Combination of absolute and relative performance metrics in incentive programs
- Stock ownership policy with rigorous share ownership requirements for senior executives
- Double-trigger change in control severance benefits
- Independent executive compensation consultant
- Annual assessment of compensation risk and risk mitigation practices
- Regular review of share utilization, dilution, and cost
- Robust engagement with shareholders on governance and compensation matters
- Long-term incentive awards denominated and settled in equity, not cash
- Clawback policy that goes beyond the Dodd-Frank Act covering cash and equity awards

WHAT WE DON'T DO

- No excise tax gross-ups upon a change in control
- No repricing or cash-out of underwater stock options without shareholder approval
- No stock option grants at prices below fair market value
- No fixed term or evergreen employment agreements
- No excessive severance benefits
- No liberal change in control definition in individual contracts or equity plans and no unspecified treatment of equity awards in the event of a change in control
- No executive pension plans or supplemental executive retirement plans
- No dividend payments on unvested awards
- No hedging, short sale, or derivative transactions permitted for directors or partners, including officers, in Company stock

Fiscal year 2025 executive compensation payouts

Our fiscal year 2025 executive program payouts are aligned with our pay-for-performance philosophy. Each of our NEOs who was eligible to earn an annual cash incentive award under the Executive Management Bonus Plan earned an award equal to 54.8% of their target bonus opportunity based on our financial and operational results (payout of 39.7% of target) and their individual performance (payout of 100% of target) against their shared goals. Our PRSUs covering the fiscal year 2023 to fiscal year 2025 performance period ("2023 PRSUs") paid out at 30.38% of target as a result of the 45% average achievement against our three-year adjusted EPS targets being reduced by our three-year relative TSR modifier, (multiplier of 0.75) as well as our three-year representation modifier, (amended to assume a multiplier of 0.9, which would have applied for below threshold performance).

EXECUTIVE MANAGEMENT BONUS PLAN

Financial Performance	Individual Performance Factor*
Payout of **39.7%** of target	Payout of **100%** of target

LEADERSHIP STOCK PLAN

Fiscal Year 2023 PRSUs
Payout of **30.38%** of target

* Does not reflect Mr. Bauduin's individual performance factor payout, as he participated in a separate bonus plan for senior vice presidents.

Executive Management Bonus Plan

We set our fiscal year 2025 financial performance targets to align with our strategic growth plans and our rigorous goal setting philosophy. For fiscal year 2025, 75% of each participant's target incentive opportunity was earned based on adjusted net revenue and adjusted operating income financial metrics, and the remaining 25% was earned based on individual performance as measured against shared goals (versus individual-specific goals previously). The Compensation Committee assessed individual performance against key components of our "Back to Starbucks" strategy and promotion of a culture of belonging, joy, and sustainability ("Values Initiatives").

The Executive Management Bonus Plan and the results of our fiscal year 2025 performance are described in detail starting on page 45.

Leadership Stock Plan

Long-term incentives were awarded in two forms: (1) 60% in the form of PRSUs and (2) 40% in the form of time-based RSUs, which vest over four years.

With respect to our fiscal year 2025 PRSU program, we added a new three-year average global, company-operated, comparable store sales metric with a 50% weighting, and the three-year average adjusted EPS metric was reduced from 100% to a 50% weighting. In addition, the relative TSR modifier was revised to provide for a payout range (rather than linear interpolation between relative TSR percentiles), and the talent and sustainability modifiers were removed. These changes were made to simplify and provide clarity regarding our long-term objectives, incentivize long-term sales growth, and more closely align with the long-term priorities of our "Back to Starbucks" strategy. The Compensation Committee believes these changes will drive sustained focus from our executive leadership team on the metrics that we believe will build long-term value for our shareholders.

The long-term incentives under our Leadership Stock Plan and the results of our fiscal year 2025 performance are described in detail starting on page 50.

cfo new hire package

Ms. Smith was appointed as our cfo in March 2025. In connection with her appointment as cfo, we entered into an offer letter with Ms. Smith, which documents, among other things, her compensation and employment terms. The Compensation Committee spent significant time reviewing Ms. Smith's compensation package with the Committee's independent compensation consultant. In approving the final terms of Ms. Smith's compensation package, they considered, among other things, Ms. Smith's knowledge and extensive experience in retail, global operations, and turnaround success (which she acquired serving as chief financial officer of Nordstrom, Target, and Walmart International), as well as the substantial value of the cash and equity compensation that Ms. Smith would forfeit upon her departure from Nordstrom in both the near- and long-term, which was estimated at approximately $15 million.

Based on such considerations, the Compensation Committee ultimately determined that the compensation package described below in the section entitled "*Executive Compensation Agreements and Arrangements — cfo Offer Letter*" was necessary to recruit a cfo of Ms. Smith's caliber to help the Company advance its "Back to Starbucks" strategy.

EXECUTIVE COMPENSATION PROGRAM

Fiscal Year 2025 Executive Compensation Program Overview

The following table provides information regarding the elements of our fiscal year 2025 executive compensation program.

Element	Form	Objectives and Basis
Base Salary	Cash	• Attract and retain highly qualified executives to drive our success
Annual Incentive Bonus	Cash	• Drive short-term Company performance and promote our financial goals • Actual payout based on financial performance against pre-established goals for adjusted net revenue and adjusted operating income and individual performance
Long-term Incentive	PRSUs (60%) and time-based RSUs (40%)	• Drive long-term Company performance, align interests of executives with those of shareholders, and retain executives through long-term vesting and potential wealth accumulation • PRSUs are earned based on three-year adjusted EPS performance and three-year comparable store sales measured against annual targets that are established at the beginning of each year in the performance period, subject to downward or upward adjustment of up to 25% based on our relative TSR performance measured over a cumulative three-year period. • Time-based RSUs vest over a four-year period, subject to continued service with the Company, and become more valuable as our stock price increases, which aligns the recipients' interests with the interests of our shareholders
"Back to Starbucks" PRSU Grant	PRSUs (100%)	• Designed to motivate and retain our senior leaders to deliver on the significant transformation required by our turnaround plan and to support continued investment in the in-coffeehouse experience • No PRSUs will vest unless management reduces operating expenses by at least $800 million cumulative across fiscal years 2026 and 2027 • If operating expenses are meaningfully reduced, additional vesting is directly tied to the achievement of key components of the "Back to Starbucks" strategy to encourage our senior leaders to achieve these goals with urgency and excellence • Subject to a downward adjustment if the Company's relative TSR compared to the S&P 500 over the performance period is not at least equal to the 50th percentile
Perquisites and Other Executive Benefits	See "*Other Fiscal Year 2025 Compensation Matters – Perquisites and Other Executive Benefits*" on page 64	• Provide for the safety and wellness of our executives and support our objective of attracting and retaining top executive talent

Element	Form	Objectives and Basis
Deferred Compensation	401(k) plan and non-qualified Management Deferred Compensation Plan	• Provide methods for general savings, including for retirement and benefits generally consistent with those offered by our peer group
General Benefits	Health and welfare plans, stock purchase plan, and other broad-based partner benefits	• Offer competitive benefits package that generally includes benefits offered to all partners

ELEMENTS OF FISCAL YEAR 2025 EXECUTIVE COMPENSATION

Base Salary

The Compensation Committee generally reviews and approves base salaries annually at its November meeting. Salaries may be adjusted at other times in connection with promotions or changes in roles or responsibilities or to reward individual performance and promote market competitiveness. In making any such adjustments, the Compensation Committee will consider the breadth, scope, and complexity of the NEO's role and responsibilities, internal pay equity, and whether the NEO's base salary is appropriately positioned relative to similarly situated executives in our peer group.

For fiscal year 2025, the Compensation Committee reviewed and approved the base salaries shown in the table that follows, except with respect to Mr. Niccol, whose base salary was recommended by the Compensation Committee and approved by the independent members of the board.

Mr. Grams received a $200,000 base salary increase in connection with his appointment as coo, which became effective on June 9, 2025. Mr. Grams previously served as executive vice president, North America chief coffeehouse officer, and following his promotion, he now oversees global coffeehouse development and global supply chain in addition to leading the Company's North American coffeehouses. This salary increase was intended to reflect his increased responsibilities, his performance, market competitiveness, and internal pay equity considerations.

Ms. Kelly received a $50,000 base salary increase, which became effective on June 9, 2025, based on her performance, market competitiveness, and internal pay equity considerations.

	Base Salary (Annualized Rate)		
Named Executive Officer	Fiscal Year 2024	Fiscal Year 2025	% Change
Brian Niccol	$1,600,000	$1,600,000	0%
Cathy R. Smith(1)	N/A	$925,000	N/A
Brady Brewer	$775,000	$775,000	0%
Mike Grams(2)	N/A	$900,000	N/A
Sara Kelly	$650,000	$700,000	8%
Rachel Ruggeri	$918,000	$918,000	0%
Val Bauduin(3)	N/A	$525,000	N/A

(1) Ms. Smith did not receive a base salary in fiscal year 2024 as her employment did not commence until March 24, 2025.

(2) Mr. Grams did not receive a base salary in fiscal year 2024 as his employment did not commence until February 17, 2025, when he was hired to serve as executive vice president, North America chief coffeehouse officer. His initial base salary prior to his promotion to coo was $700,000.

(3) Mr. Bauduin served as interim cfo from March 7, 2025, to March 24, 2025, and did not receive any compensation increase in connection with this role. Mr. Bauduin did not serve as an executive officer during any other period of time.

Executive Management Bonus Plan

OVERVIEW

Annual cash incentive awards for our NEOs (other than Mr. Bauduin) are paid pursuant to our Executive Management Bonus Plan. The Executive Management Bonus Plan is designed to reward both collective and individual performance. Awards align compensation with the execution of key company value drivers and organization-wide strategic initiatives that are intended to drive long-term performance. Each NEO's annual incentive award in fiscal year 2025 was based on two

components, as shown below. Specifically, 75% of the overall Executive Management Bonus Plan payout was based on adjusted net revenue and adjusted operating income goals on a consolidated Company basis and the remaining 25% of the overall Executive Management Bonus Plan payout was based on individual performance as measured against shared goals related to key components of our "Back to Starbucks" strategy and Values Initiatives, while also taking into account the specific functions of each NEO (in prior years this portion of the bonus was based on individual-specific goals). For each metric, the possible payout can vary from 0% to 200% of target, depending on performance, with linear interpolation used to determine the payout for the financial performance metrics when results fall between specific goals.

FISCAL YEAR 2025 DESIGN

Base ($) × Target Annual Incentive Opportunity (%) × Performance Factors (illustrated below)

Mr. Bauduin, who served as interim cfo for less than a month, participated in the Leadership Bonus Plan for our senior vice presidents, which has a similar design to the Executive Management Bonus Plan and the same financial performance goals for fiscal year 2025.

PERFORMANCE FACTORS: FISCAL YEAR 2025 DESIGN

75% Financial Performance			**25%** Individual Performance Factor
Total Company Revenue **(35%)**	Total Company OI **(40%)**	+	Individual Performance Against Shared Goals **(25%)**
Objective/Quantitative			Quantitative KPIs and Narrative Goals

TARGET OPPORTUNITIES

The target opportunities as a percentage of base salary for fiscal year 2025 for our NEOs are shown below. The target award amounts were determined by the Compensation Committee after considering a number of factors, including the breadth, scope, and complexity of each NEO's role and responsibilities, internal pay equity, whether the target annual incentive is competitive with opportunities for similarly situated executives in our peer group, and individual performance. As the table below shows, no officer received an increase in their target annual incentive opportunity for fiscal year 2025, except for Mr. Grams who received a 25% increase in connection with his appointment as coo. This increase was intended to reflect his increased responsibilities and his performance, as well as market competitiveness and internal pay equity considerations.

	Bonus Targets Percentage of Base Salary		
Named Executive Officer	Fiscal Year 2024	Fiscal Year 2025	% Change
Brian Niccol	225%	225%	0%
Cathy R. Smith(1)	N/A	125%	N/A
Brady Brewer	100%	100%	0%
Mike Grams(2)	N/A	125%	N/A
Sara Kelly	100%	100%	0%
Rachel Ruggeri	125%	125%	0%
Val Bauduin(3)	N/A	55%	N/A

(1) Ms. Smith's target bonus opportunity for fiscal year 2025, after proration for her start date in March 2025, is equal to approximately 36% of her annual salary.

(2) Mr. Grams' target bonus opportunity for fiscal year 2025 increased from 100% to 125%, effective June 9, 2025. Mr. Grams' target bonus opportunity for fiscal year 2025, after proration for his start date in February 2025 and his target bonus increase in June 2025, is equal to approximately 62% of his annual salary. Mr. Grams did not serve as an executive officer during fiscal year 2024.

(3) Mr. Bauduin served as interim cfo from March 7, 2025, to March 24, 2025, and did not receive any compensation increase in connection with this role. Mr. Bauduin did not serve as an executive officer during any other period of time.

FINANCIAL PERFORMANCE GOALS (75%)

75%

For fiscal year 2025, the portion of the annual cash incentive award derived from financial performance was based on the achievement of adjusted net revenue and adjusted operating income goals on a Company consolidated basis. We chose these measures because we believed they would motivate our executives to drive Company growth and profitability consistent with our board-approved annual financial and long-term strategic plans. While the target values for these two financial performance goals were set at levels that were below the equivalent targets used for fiscal year 2024, the Compensation Committee determined that such targets were appropriate as they would require meaningful performance in the context of the Company's continued turnaround efforts during fiscal year 2025. The Adjusted Net Revenue Target was set above the fiscal year 2024 actual Adjusted Net Revenue result ($36.5 billion). The Adjusted Operating Income target was set below the fiscal year 2024 actual Adjusted Operating Income result ($5.47 billion), which was reflective of the Company's anticipation of certain costs and investments in support of the "Back to Starbucks" strategy during the fiscal year. The threshold, target, and maximum goals and actual results for adjusted net revenue and adjusted operating income for fiscal year 2025 were as follows:

Weighting		**Below Threshold** 0% Payout	**Threshold** (Millions U.S.$) 25% Payout	**Target** (Millions U.S.$) 100% Payout	**Maximum** (Millions U.S.$) 200% Payout	Payout Percentage
35%	Adjusted Net Revenue		$35,148 **$37,390**	$38,204	$38,968	85%
40%	Adjusted Operating Income(1)	**$3,714**	$4,157	$4,834	$5,411	0%

(1) In fiscal year 2025, consolidated adjusted operating income equaled the total of all business units' operating income less total unallocated corporate expenses.

The performance measures under the Executive Management Bonus Plan that were approved at the beginning of the performance period provided for certain non-GAAP adjustments so that the performance measures would reflect underlying business operations more consistently than the comparable GAAP measures. Appendix A includes a reconciliation of adjusted net revenue and adjusted operating income to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated. To reflect performance above or below targets, adjusted net revenue and adjusted operating income have sliding scales that provide for annual cash incentive award payouts greater than the target bonus if the results are greater than target (up to a maximum 200% payout) or less than the target bonus if the results are lower than the target (down to a threshold of 25% of target payout, below which the result would be 0% payout). As noted in the table above, consolidated Company adjusted net revenue and adjusted operating income goals were achieved at 97.8% and 76.8% of target, respectively, resulting in achievement factors of 85% and 0%, respectively, and a weighted achievement factor of 39.67% for all consolidated Company financial performance goals.

INDIVIDUAL PERFORMANCE FACTOR (“IPF”) (25%)

The Compensation Committee assessed IPF by evaluating individual performance against key components of our “Back to Starbucks” strategy, and promotion of our Values Initiatives.

Payout Range	Performance Criteria
0–200%	**Progress Against Key Components of the “Back to Starbucks” Strategy**
	It Starts and Ends with the Green Apron
	Deliver the Customer Experience to Win the Morning
	We are the Community Coffee House
	Re-Introduce Starbucks to the World
	Promoting our Values Initiatives of:
	Belonging
	Joy
	Sustainability

In November 2025, the Compensation Committee recommended for approval by the independent members of the board, an IPF for Mr. Niccol of 100%, which was subsequently approved by the independent members of the board.

For each of the other NEOs other than Mr. Bauduin and Ms. Ruggeri, in November 2025, the ceo made IPF recommendations of 100% to the Compensation Committee based on his evaluation of their individual performance against their shared performance goals, which also took into account their respective functions and time in role. The Compensation Committee concurred with the ceo’s recommendations for Ms. Smith, Mr. Brewer, Mr. Grams, and Ms. Kelly. For Mr. Bauduin, who participated in the Leadership Bonus Plan, Ms. Smith made an IPF recommendation of 110%, which was based primarily on his performance as senior vice president, North America finance of the Company.

Because Ms. Ruggeri’s termination of employment was a termination without cause for purposes of the provisions of Starbucks Executive Severance and Change in Control Plan (the “Severance and CIC Plan”), Ms. Ruggeri was entitled to receive the severance benefits under such plan, which included a prorated bonus earned based on actual financial performance (assuming 100% achievement of individual performance targets), that was paid at the same time our annual bonuses were paid to our continuing NEOs. For additional information regarding the severance payments and benefits received by Ms. Ruggeri in connection with her termination of employment, please refer to the sections entitled, *“Executive Compensation Agreements and Arrangements”* and *“Potential Payments Upon Termination or Change in Control.”*

The key results influencing the Compensation Committee’s decisions on the individual performance category portion of the cash bonus award for the NEOs other than Mr. Bauduin are summarized on the next page. In addition to the individual performance achievements listed below, which resulted in meaningful progress against key components of the “Back to Starbucks” strategy, the Compensation Committee considered that our initiatives to offer the best job in retail are succeeding, with retail partner engagement and coffeehouse leader engagement reaching historic highs.

	Achievements
Brian Niccol 100% IPF	• Renewed the Starbucks brand narrative and partner messaging to rebuild trust and deepen customer connections • Established repeatable and scalable standards for customer service, operational excellence, and food and beverage pipeline innovation • Crafted and managed the rollout of the "Back to Starbucks" strategy which delivered comparable store sales growth for the first time in the prior seven quarters • Oversaw efforts to streamline the Company's support structure, realizing greater than $2 billion in cost reductions across P&L • Improved coffeehouse portfolio health, coffeehouse vibe, and build cost, including the rollout of the coffeehouse uplift efforts designed to quickly and cost effectively refresh existing coffeehouses • Strengthened beverage and food pipeline and realized efficiencies and improved reliability in global supply chain • Stabilized and returned the China business to growth and identified a long-term partner for the China business • Made progress in accelerating profitable coffeehouse growth in top markets with top partners and exceeded financial plan in international segment • Restructured executive leadership team through strategic external hiring and internal promotion to deliver against our "Back to Starbucks" strategy and our leadership principles
Cathy Smith 100% IPF	• Led multi-year plan for approximately $2 billion in cost reductions across P&L • Helped to define governance and operating cadence, including components of the "Back to Starbucks" strategy, and established long-term financial targets • Led the transaction with Boyu Capital to operate Starbucks retail coffeehouses in China • Renewed credit facility, issued $1.75B bonds both with competitive rates, and repatriated approximately $900 million in cash from global subsidiaries, ensuring strong liquidity • Developed strong relationships with constituents, including by meeting with >150 investors and hosting all sell-side analysts and rating agencies
Brady Brewer 100% IPF	• Drove progressive improvement in the turn-around, including by exceeding coffeehouse count targets, brand trust improvements, and launching 'Fresh Bake' in UK and pilots in other markets, leading to highest International segment revenue in Company history • Accelerated sourcing strategy shifts that drove revenue, including EMEA coffee shelf-life improvements and matcha product availability • Drove deeper engagement with licensees, including Global Licensee Summit in December 2024, leading coffeehouse visits, and assessments with top licensees • Completed UK licensee acquisition and created and launched new coffeehouse formats
Mike Grams 100% IPF	• Built the Green Apron Service operating model for company operated coffeehouses • Delivered on "Back to Starbucks" strategy through stronger operating structure and greater discipline, evidenced by implementing the 'Starting Five' model for innovation, establishing coffeehouse walks (enabling real-time coffeehouse operations assessment and improvement), and standardizing metrics to measure individual coffeehouse performance (the "Grow Report") • Reset leadership roles, role and behavior expectations, and internal movement standard to drive stability • Led Leadership Experience 2025 – introducing customer service standard creating change momentum • Activated quick-win strategies to unlock growth (e.g., expanded coffeehouse roster, deployment, coffeehouse operating hours, #Greenwaves) • Created a blueprint for transforming the licensed businesses • Completed 90-day immersion plan, visiting over 20 markets, assessing talent/gaps for operational capability

	Achievements
Sara Kelly 100% IPF	• Evolved executive leadership team and senior vice president team to align operating model, experiences, and capabilities to "Back to Starbucks" strategy, and led efforts to restructure support teams • Updated standards in alignment with "Back to Starbucks" strategy, including the revised dress code, internal movement/leader stability expectations, and retail hiring standards • Partnered with coffeehouse operations to build strategy and operationalize the coffeehouse moments through fiscal year 2025, including training materials and hiring assessments • Continuously improved partner operations, including Virtual Coach to support coffeehouse leaders in consistent performance management and successful deployment of partner resource hub to EMEA • Successfully deployed partner resource hub to EMEA enabling global efficiency

FISCAL YEAR 2025 ANNUAL CASH INCENTIVES EARNED

The table below shows the fiscal year 2025 actual payout levels for each component of the Executive Management Bonus Plan (and in the case of Mr. Bauduin, the Leadership Bonus Plan), based on achievement of the performance goals. Annual cash incentives earned are also disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

						Bonus Earned	
Named Executive Officer	Target Bonus Opportunity ($)	Financial Performance (% of Target) **Weighted 75%**	+	Individual Performance Factor (% of Target) **Weighted 25%**	=	(% of Target)	$
Brian Niccol	$3,600,000	39.7%		100%		54.8%	$1,971,000
Cathy R. Smith(1)	$1,156,250	39.7%		100%		54.8%	$328,697
Brady Brewer	$775,000	39.7%		100%		54.8%	$424,313
Mike Grams(1)	$912,500	39.7%		100%		54.8%	$307,442
Sara Kelly(1)	$665,385	39.7%		100%		54.8%	$364,298
Rachel Ruggeri(2)	$589,512	39.7%		100%		54.8%	$323,053
Val Bauduin	$288,750	39.7%		110%		57.3%	$165,309

(1) Ms. Smith's target bonus is prorated for her start date in March 2025. Mr. Grams' target bonus is prorated for his start date in February 2025, and his target bonus increase in June 2025. Ms. Kelly's target bonus is prorated for her target bonus increase in June 2025.

(2) In March 2025, Ms. Ruggeri was entitled to receive the severance benefits set forth in our Severance and CIC Plan, which included a prorated bonus earned based on actual financial performance (assuming 100% achievement of individual performance targets).

Long-term incentives under the Leadership Stock Plan

OVERVIEW

In fiscal year 2025, the Compensation Committee granted each of our NEOs long-term performance-based compensation in the form of PRSUs and time-based RSUs as part of the annual grant cycle as shown below:

Annual Adjusted EPS Performance Targets Averaged Over 3 Years (50% Weighting) + Comparable Sales Performance Targets Averaged Over 3 Years (50% Weighting) × 3-Year Relative TSR vs S&P 500 (upward or downward modifier of +/-25%)

40% Time Based RSUs | **60%** PRSUs

The fiscal year 2025 PRSUs are earned at the end of a three-year performance period only to the extent pre-established performance goals are met and vest to the extent earned on the third anniversary of the grant date, so long as the recipient remains employed by Starbucks through such date (with certain exceptions described below). Time-based RSUs vest annually over four years in equal installments of 25%, commencing on the first anniversary of the grant date, so long as the recipient remains employed by Starbucks through such date (with certain exceptions described below). Both PRSUs and time-based RSUs include dividend equivalent rights payable when the underlying shares are earned and settled.

TARGET OPPORTUNITIES

The table below shows the value of annual long-term incentive awards approved by the Compensation Committee for our NEOs in each of the last two fiscal years under the Leadership Stock Plan. The values of these long-term incentive awards were designed to be competitive with the market, to reflect the personal performance of each executive in the fiscal year prior to the November grant date (if applicable), and to further increase the percentage of total pay that is variable and at-risk based on Starbucks financial performance and shareholder returns. The table below shows the value of annual long-term incentive awards approved by the Compensation Committee for our NEOs in each of the last two fiscal years under the Leadership Stock Plan.

The target value of the annual equity awards for Mr. Niccol for fiscal year 2025 was set out in his offer letter. In determining this amount, Mr. Niccol's skills and experience, his role and responsibilities, market data, his prior compensation, and the desire and need to hire a transformative leader of the caliber of Mr. Niccol at a pivotal time in Starbucks history were all considered. Future equity award values will be determined on an annual basis.

In November 2024, the Compensation Committee approved decreases in the target values of the annual equity awards of certain of our NEOs after considering market data, internal pay equity considerations, and the holding power of their aggregate unvested equity awards, including the amounts of any prior grants.

We determined the target number of PRSUs to be delivered by dividing 60% of the value approved by the Compensation Committee by the closing price of our stock on the grant date. The number of time-based RSUs delivered was determined by dividing 40% of the total award value by the closing price of our stock on the grant date. Please see the "*Target Values versus Accounting Values*" on page 57 for information about how the target value of awards may differ from their accounting value as disclosed in the Summary Compensation Table and Grants of Plan-Based Awards Table.

VALUE OF ANNUAL LONG-TERM INCENTIVE COMPENSATION AWARDS

Named Executive Officer	Granted in Fiscal Year 2025	Granted in Fiscal Year 2024	% Change
Brian Niccol	$23,000,000	N/A (1)	N/A
Cathy R. Smith	$4,500,000 (2)	N/A	N/A
Brady Brewer	$3,500,000	$5,000,000	-30%
Mike Grams	N/A (3)	N/A (3)	N/A
Sara Kelly	$2,500,000	$2,500,000	0%
Rachel Ruggeri	$4,500,000	$5,000,000	-10%
Val Bauduin	$500,000	N/A (4)	N/A

(1) Mr. Niccol did not receive annual long-term incentive awards in fiscal year 2024 but instead received replacement PRSUs and replacement time-based RSUs in consideration of the equity awards that Mr. Niccol forfeited when he left his previous employer to join Starbucks.

(2) The amount reflects Ms. Smith's fiscal year 2025 annual equity award. Ms. Smith received additional replacement PRSUs and replacement time-based RSUs, in consideration of the long-term cash opportunity and equity awards that Ms. Smith forfeited when she left her previous employer to join Starbucks, which in the case of the PRSUs had the same terms as the PRSUs granted during the fiscal year 2025 annual grant cycle and in the case of the time-based RSUs, vest annually over three years in equal installments. Please see the section entitled "*Executive Compensation Agreements and Arrangements – cfo Offer Letter*".

(3) Mr. Grams commenced his employment with Starbucks in February 2025, as evp, North America chief stores officer and did not receive any annual long-term incentive awards in fiscal year 2024. Mr. Grams received a new hire equity award of $2,500,000 consisting of 60% PRSUs and 40% time-based RSUs when he accepted the role, which in the case of the PRSUs, had the same terms as the PRSUs granted during the fiscal year 2025 annual grant cycle and in the case of the time-based RSUs, vest annually over three years in equal installments.

(4) Mr. Bauduin served as interim cfo from March 7, 2025, to March 24, 2025, and did not receive any compensation increase in connection with this role. Mr. Bauduin did not serve as an executive officer during any other period of time.

FISCAL YEAR 2025 ANNUAL PRSUs

Summary of Changes to Annual PRSU Program Design

With respect to our fiscal year 2025 PRSU program, a new three-year average global, company operated, comparable store sales metric was added with a 50% weighting, and the three-year average adjusted EPS metric was reduced from 100% to a 50% weighting. In addition, the relative TSR modifier was revised to provide for a payout range (rather than linear

interpolation between relative TSR percentiles), and the talent and sustainability modifiers were removed. These changes were made to provide clarity regarding our long-term objectives, incentivize long-term sales growth, and more closely align with the long-term priorities of our "Back to Starbucks" strategy. The Compensation Committee believes these changes will drive sustained focus from our executive leadership team on the metrics that we believe will build long-term value for our shareholders.

Annual PRSU Program Design

Consistent with our focus on strategic performance that will drive longer-term shareholder returns, the adjusted EPS and comparable store sales targets for our fiscal year 2025 annual PRSUs are measured over a three-year period. At the end of the three years, a relative TSR modifier can impact payout of PRSUs upward or downward by up to 25% subject to a maximum possible payout of 200% of the target number of PRSUs. The earned PRSUs (after any applicable adjustments) remain subject to the NEO's continued employment through the settlement date of the PRSUs (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios).

The adjusted EPS and comparable store sales targets for the fiscal year 2025 PRSUs are annual goals determined by the Compensation Committee at the beginning of each year in the performance period, with each metric weighted at 50%. Results against these annual targets are averaged at the conclusion of the three-year performance period to determine baseline payouts between 0% and 200%. We believe that our ability to maintain Starbucks standing as one of the most recognized and respected brands in the world requires us to effectively scale and adjust our business to fluctuating market opportunities and conditions on an annual basis, while also remaining focused on long-term success and retention. In this regard, the Compensation Committee believes that, by using concurrent annual goals over a three-year period, we can best align the financial objectives for our NEOs with accountability for both long-term shareholder value creation and the business plans and goals approved by our board.

Three-year relative TSR performance is measured against the S&P 500. The TSR metric will modify the fiscal year 2025 PRSUs (as well as our other outstanding PRSU grants) as follows: (i) upwards to a maximum of 125% if Starbucks TSR ranking is equal to or exceeds the 75th percentile, and (ii) downwards to a threshold of 75% if Starbucks TSR ranking is equal to or below the 25th percentile. We believe that the S&P 500 Index is an appropriate benchmark because the S&P 500 Index represents a robust, broad representation of the potential opportunity cost of investing in the Company from an investor's perspective.

The chart below summarizes the updated components of the Leadership Stock Plan for fiscal year 2025.


FY25
FY26
FY27
CALCULATION
One-year EPS Target
One-year EPS Target
One-year EPS Target
Three-Year Average Result (50% weighting)
1
+
2 One-year Comp Target
One-year Comp Target
One-year Comp Target
Three-Year Average Result (50% weighting)
×
Three-year relative TSR vs S&P 500
Three-Year Performance Modifier

3 RELATIVE TSR MODIFIER

≤25th Percentile	50th Percentile	≥75th Percentile
75%	100%	125%

The threshold, target, and maximum number of PRSUs that could have been earned by the NEOs are disclosed in the Fiscal Year 2025 Grants of Plan-Based Awards Table on page 72.

AMENDMENTS TO FISCAL YEAR 2023 AND FISCAL YEAR 2024 PRSUS

We previously granted PRSUs covering the fiscal year 2023 to fiscal year 2025 performance period ("2023 PRSUs"), which include a representation metric with (i) a multiplier of 1.1 if the goal of 5% representation growth is met or exceeded; (ii) a multiplier of 0.95 if the goal is not achieved but growth is positive and below 5%; and (iii) a multiplier of 0.9 if representation falls over the three-year performance period (the "Representation Modifier"). We also previously granted PRSUs covering the fiscal year 2024 to fiscal year 2026 performance period ("2024 PRSUs"), which include a talent metric with (i) a multiplier of 1.1 if the talent goal of 2% representation growth is met or exceeded and (ii) a multiplier of 0.9 if representation growth is less than 1.5% over the three-year performance period (the "Talent Modifier") as well as a sustainability metric with (i) a multiplier of 1.1 if the sustainability goal of reducing Starbucks greenhouse gas emissions is met at 73% or below our fiscal year 2019 baseline value and (ii) a multiplier of 0.9 if the Company's greenhouse gas emissions exceeds 85% of our fiscal year 2019 baseline value over the three-year performance period (the "Sustainability Modifier").

In March 2025, we amended our 2023 PRSUs and our 2024 PRSUs to assume a multiplier of 0.9 for each of the Representation Modifier, the Talent Modifier, and the Sustainability Modifier, which, in each case, assumes below threshold performance. These adjustments were intended to simplify the payout of the prior PRSUs to solely reflect our operational, financial, and stock price performance in order to drive sustained focus from our executive leadership team on the metrics that we believe will build long-term value for our shareholders and which are aligned with the long-term priorities of our "Back to Starbucks" strategy.

PRSU ADJUSTED EPS AND COMPARABLE STORES SALES TARGETS AND PERFORMANCE THROUGH THE END OF FISCAL YEAR 2025

The table below sets forth the adjusted EPS targets for each of the last three fiscal years, the comparable store sales targets for fiscal year 2025 and the application of the TSR modifier and Representation Modifier to the payout of 2023 PRSUs. As indicated below, the adjusted EPS targets for fiscal year 2025 and actual adjusted EPS results apply to the third year of the three-year performance period for the 2023 PRSUs awarded to our NEOs, the second year of the three-year performance period for the 2024 PRSUs awarded to our NEOs, and the first year of the three-year performance period for the PRSUs awarded to our NEOs in fiscal year 2025, and the comparable store sales targets apply to the first year of the three-year performance period for the PRSUs awarded to our NEOs in fiscal year 2025. We have not disclosed our adjusted EPS goal and comparable store sales targets for fiscal year 2026 as such targets were not set until after the conclusion of fiscal year 2025, and we believe the disclosure of such targets prior to the completion of the performance period would cause us competitive harm. We intend to disclose these targets after the performance period has been completed. We will also take a similar approach with respect our fiscal year 2027 adjusted EPS and comparable store sales targets, which will be set after the conclusion of fiscal year 2026.

PRSU Granted 11/18/2022	Fiscal Year 2023			Fiscal Year 2024			Fiscal Year 2025		
	Min	Target	Max	Min	Target	Max	Min	Target	Max
EPS: Goals by Year	$2.989	$3.516	$3.798	$3.511	$4.130	$4.461	$2.424	$2.851	$3.307
EPS Result[(1)]	$3.618			$3.350			$2.150		
Result as a % of Target	103%			81%			75%		
Payout Result	135%			0%			0%		
TSR Result							TSR 3.7% 24th Percentile Rank		
Representation Modifier Result							N/A		

November 2022 PRSU Performance	
US Based Partners	
Avg EPS Payout Result	45.00%
Three-Year TSR Modifier	75.00%
Representation Modifier	90.00%
Nov 2022 PRSU Performance	30.38%

PRSU Granted 11/14/2023	Fiscal Year 2024			Fiscal Year 2025			Fiscal Year 2026		
	Min	Target	Max	Min	Target	Max	Min	Target	Max
EPS: Goals by Year	$3.511	$4.130	$4.461	$2.424	$2.851	$3.307	—	—	—
EPS Result[(1)]	$3.350			$2.150					
Result as a % of Target	81%			75%					
Payout Result	0%			0%					
TSR Result									
Talent Modifier Result							N/A		
Sustainability Modifier Result							N/A		

PRSU Granted 11/19/2024	Fiscal Year 2025			Fiscal Year 2026			Fiscal Year 2027		
	Min	Target	Max	Min	Target	Max	Min	Target	Max
EPS: Goals by Year	$2.424	$2.851	$3.307	—	—	—	—	—	—
EPS Result[(1)]	$2.150								
Result as a % of Target	75%								
Payout Result	0%								
	Min	Target	Max	Min	Target	Max	Min	Target	Max
	-6.3%	1.7%	3.7%	—	—	—	—	—	—
Comp Result[(2)]	-1.4%								
Payout Result	80%								
TSR Result									

(1) Adjusted EPS is a non-GAAP measure. Appendix A includes a reconciliation of adjusted EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(2) Comparable store sales is a key performance indicator. Includes only Starbucks company-operated stores open 13 months or longer. Comparable store sales exclude the effects of fluctuations in foreign currency exchange rates and Siren Retail stores. Stores that are temporarily closed or operating at reduced hours remain in comparable store sales while permanent store closures are removed in the month following closure.

The table below sets forth the number of 2023 PRSUs held by our NEOs that vested and were settled in shares in November 2025.

Named Executive Officer	Number of Fiscal Year 2023 PRSUs Vested
Brian Niccol(1)	N/A
Cathy R. Smith(1)	N/A
Brady Brewer	8,008
Mike Grams(1)	N/A
Sara Kelly	5,005
Rachel Ruggeri	8,698
Val Bauduin(1)	N/A

(1) The NEO was not employed by Starbucks when the 2023 PRSUs were granted.

FISCAL YEAR 2025 TIME-BASED RSUs

The time-based RSUs granted to our NEOs in November 2024 will vest annually over four years in equal installments of 25%, commencing on the first anniversary of the grant date, subject to the NEO's continued employment through each vesting date of the RSUs (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). Time-based RSUs are an important tool for us to retain and incentivize our highly sought-after NEOs since the value of the awards will be delivered over a four-year period, subject to continued service with us. In addition, time-based RSUs become more valuable as our stock price increases, which aligns the recipients' interests with the interests of our shareholders. Grants of time-based RSUs also support executives' stock ownership goals. The time-based RSUs granted to the NEOs in fiscal year 2025 are disclosed in the Fiscal Year 2025 Grants of Plan-Based Awards Table on page 72.

"Back to Starbucks" PRSU Program

In June 2025, the independent members of the Board of Directors and the Compensation Committee approved a "Back to Starbucks" grant of PRSUs with a target value of $6 million for our ceo and our executive vice presidents and a target value of $1 million for our senior vice presidents. These grants are designed to motivate and retain our senior leaders to deliver on the significant transformation required by our turnaround plan. The grants are directly tied to the achievement of key components of the "Back to Starbucks" strategy to encourage our senior leaders to achieve these goals with urgency and with excellence. None of the "Back to Starbucks" PRSUs will vest unless the threshold goal of meaningful operating expense reductions is met. We believe the success of our "Back to Starbucks" strategy will result in the creation of significant value for our shareholders, partners (employees), and customers.

The awards will be eligible to vest following our fiscal year 2027 based on achievement of the pre-determined goals. They will pay out only if the threshold goal relating to operating expense (OpEx) reduction is met. The achievement of goals relates to (i) the rollout of the Company's Green Apron Service program, (ii) coffeehouse uplifts, (iii) new food and beverage platforms, and (iv) a reimagined Starbucks Rewards program and can unlock payouts of up to 200% of target, subject to a

downward adjustment if the Company's relative TSR compared to the S&P 500 over the performance period is not equal to or greater than the 50th percentile as illustrated in table below. Participants need to remain employed by Starbucks through the settlement date of the PRSUs to have their PRSUs vest (except in the event of a qualifying termination or certain change in control scenarios), and the PRSUs do not provide for retirement vesting.

FY2027 OpEx Goal/Threshold	Payout
Exceed Savings Target ($800M cumulative)	100%
Fail to Achieve Savings Target ($800M cumulative)	0%

If the FY2027 OpEx threshold ($800M cumulative) is met, then add:

Fiscal 2027 Back to Starbucks Key Drivers	Goal	Payout
Green Apron Service Roll Out	>75% of US Company Operated stores	25%
New Platform Innovation Launch	Two Implemented (US)	25%
Coffeehouse Uplift Renovations	2,250 US Company Operated stores	25%
New Loyalty Program Launch	Launch New Program and Implement New Features (US)	25%

×

Relative TSR Modifier[1]	Payout
≥ 50th Percentile	100%
< 50th Percentile	75%

(1) TSR rank relative to S&P 500 over the performance period

The rationale for the different elements of our "Back to Starbucks" PRSU program are set forth in the table below.

Element	Rationale
Target Values: $6M for our ceo and executive vice presidents and $1M for our senior vice presidents	• Provides for a reasonable incentive commensurate with the significant value that we believe the achievement of the performance targets will create for our shareholders, partners, and customers
Operating Expense Threshold Goal	• Reduces operating expenses to support continued investment in the in-coffeehouse experience • Improves our bottom-line results
Achieve goals tied to "Back to Starbucks" strategy	• Incentivizes our leaders to achieve these goals, which we believe will improve our top-line results through increased comparable store sales over the long-term
24-Month Performance Period	• Incentivizes completion of our turnaround plan with urgency and excellence
Service Requirement through Payment Date/No Retirement Vesting	• Promotes retention to deliver on the significant transformation required by our turnaround plan • Aligns the interests of participants with the interests of our shareholders

A detailed description of our PRSU targets is set forth in the table that follows.

	Metric Details	Targets
Total Company OpEx Savings	**Achievement of Cumulative OpEx Savings Targets[1]** • Aggressively reduce operating expenses to expand operating margins and create value for shareholders • Reset our cost structure to offset some of the increased costs from investing in our "Back to Starbucks" strategy	$800M cumulative across Fiscal Years 2026 and 2027

	Metric Details	Targets
Green Apron Service Model Roll Out	**Percent of U.S. company operated stores executing Green Apron Service Model with Grow Report Performance Metrics in place** • Implement the Green Apron Service Model to increase transactions at peak and then grow to benefit shoulder hours over time • The Green Apron Service Model includes a new customer service standard, improved staffing and deployment, and roll out of an order prioritization algorithm	Implementation at greater than 75% of US company operated stores
New Beverage/Food Platform Innovation Launch	**Successful launch of new U.S. beverage/food platforms, which complete all of our enterprise stage gates (ideation, refinement, validation, plan, and execution)** • Platform is defined as a foundational product or system that will serve as the basis for multiple future menu items or variations	The target is measured as one successful new platform launch in the U.S. by the end of fiscal year 2026 and an additional successful new platform launch in the U.S. by the end of fiscal year 2027
Coffeehouse Unit Renovations	**Number of U.S. company operated coffeehouses that have received a Coffeehouse Uplift Renovation that meets specific cost criteria** • Reestablish Starbucks as the community coffeehouse with a warm and welcoming environment that enhances the customer experience	Implementation at greater than 2,250 US company operated stores
New Loyalty Program Launch	**Successful re-launch of US Rewards Program and material feature launch, which both complete enterprise stage gates** • Incorporate loyalty features that enhance the customer experience so we can win the peaks, and reignite passion for our brand	In fiscal year 2026, to recognize and incentivize our regular customers and attract new customers, the target is to successfully re-launch the Starbucks Rewards Program in the U.S. with new loyalty features In fiscal year 2027, the target will be to successfully implement new features to further strengthen the loyalty program

(1) OpEx includes all expenses between gross margin and operating income on the income statement. Target excludes costs of goods savings targets, "Back to Starbucks" investments in coffeehouse labor and supply chain, and operating items that would be excluded from operating expenses when calculating non-GAAP operating income. OpEx savings include savings attributed to certain ongoing cost-reduction initiatives, that commenced in fiscal year 2025 and will continue to be realized during the performance period.

TARGET VALUES VERSUS ACCOUNTING VALUES

The target value of PRSU awards granted in fiscal year 2025 does not match the amounts in the "Stock Awards" column in the Summary Compensation Table and the "Grant Date Fair Value of Stock and Option Awards" column in the Grants of Plan-Based Awards Table. The target value of PRSU awards granted in fiscal year 2025 is equal to the number of stock units subject to the applicable award multiplied by Starbucks closing share price on the date of grant. However, for purposes of the Summary Compensation Table and Grants of Plan-Based Awards Table, pursuant to SEC rules, the value of such PRSU awards is equal to their accounting value (also referred to as grant date fair value) as calculated under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 using a Monte-Carlo simulation performed as of the date of grant. Changes in Starbucks stock price and other inputs in the Monte-Carlo valuation may cause the grant date fair value of awards to be above or below target in any given year.

Conversely, the target value of our fiscal year 2025 time-based RSUs matches the amounts in the "Stock Awards" column in the Summary Compensation Table and the "Grant Date Fair Value of Stock and Option Awards" column in the Grants of Plan-Based Awards Table as both the target value and accounting value of RSUs are calculated by multiplying the number of stock units by the closing stock price on the date of grant.

Further, because the grant date of a PRSU award for SEC reporting purposes occurs when the performance targets are set, and targets under our PRSU awards are generally established annually, the amounts in the "Stock Awards" column in the Summary Compensation Table and the "Grant Date Fair Value of Stock and Option Awards" column in the Grants of Plan-Based Awards Table include portions of current and prior year PRSU awards, except in the case of the "Back to Starbucks" PRSU awards and Mr. Niccol's fiscal year 2024 replacement PRSU award, which are reported in the year of grant since the performance targets for such PRSUs were approved during that year.

OUR COMPENSATION PHILOSOPHY

While we consider many factors in our executive pay decisions, we are guided by the core philosophies and principles discussed below.

Pay for performance

The vast majority of pay for our executive officers is at risk and performance-based, with measures aligned to the Company's long-term growth plan. Performance is assessed in the following ways:

- The Company's financial performance, including results against long-term growth
- Return to shareholders over time, relative to our peers
- The individual performance of executive officers, including results against predefined measures

Alignment with shareholders

Our compensation programs are designed to align our executive officers' interests with those of our shareholders. The vast majority of pay for our NEOs is tied to Company performance or our stock price. We also maintain stock ownership guidelines for executive officers.

Programs that drive long-term profitable growth

We invest in and reward talent with the greatest potential to drive the long-term profitable growth of our Company, while holding executive officers accountable to the Company's strategy and values.

Simplicity and transparency

Our compensation programs include clear performance measures and line of sight for partners.

Recognition of individual performance

Our compensation programs reward individual performance in areas that contribute to our growth and success. For example, our executive officers are responsible for achieving non-financial goals, which are critical to the long-term success of our business, reflect our external responsibility as global leaders, and add value for our shareholders, partners, and other stakeholders.

In addition, our compensation programs consider individual performance against our values and leadership behaviors. Executive officers are thus motivated to deliver results that align with Company values and shareholder interests.

Alignment of approach across the workforce

Our partners, at every level, are our most important asset. We believe the strength of our workforce is one of the significant contributors to our success as a global brand that leads with purpose. Therefore, one of our core strategies is to invest in and support our partners to differentiate our brand, products, and services in the competitive specialty coffee market. The Compensation Committee takes seriously the Company's goal to structure pay programs, from the ceo down through the entire workforce, in a manner that reinforces the Company's growth agenda. Our approach of considering pay competitiveness and rewarding exceptional performance applies not only to our executive officers but also to the broader workforce.

OUR EXECUTIVE COMPENSATION PROCESS

The Compensation Committee's role in setting executive compensation

The Compensation Committee typically reviews target total direct compensation (base salary, target annual cash incentive award, and target value of long-term equity incentives) annually at its November meeting following the conclusion of the fiscal year. Target total direct compensation is designed to be competitive with compensation offered by peer companies and consistent with market data, as explained below.

Typically, at the same November meeting, the Compensation Committee approves, for each NEO:

- base salary,
- the target value of an annual cash incentive award (as a percentage of base salary),
- annual cash incentive payment (for performance in the prior fiscal year),
- performance goals for a new annual cash incentive award, and
- long-term equity grants.

This allows the Compensation Committee to consider comprehensive information, including the performance of each NEO during the prior fiscal year, when making final compensation decisions.

Management's role in setting executive compensation

Our ceo and key members of our Partner Resources and our Law & Corporate Affairs departments help support the Compensation Committee's executive compensation process and regularly attend portions of the Compensation Committee's meetings. As part of the executive compensation process, our ceo provides his perspective to the Compensation Committee regarding the performance of the executive leadership team, which includes all our executive officers and certain other senior officers. Members of the Partner Resources team present recommendations to the Compensation Committee on the full range of annual executive compensation decisions, including (i) annual and long-term incentive compensation plans, (ii) target competitive positioning, and (iii) target total direct compensation for each executive officer. These recommendations are developed in consultation with our ceo (except with regard to his own compensation) and are supported by market data.

The role of consultants in setting executive compensation

The Compensation Committee engaged Pay Governance as its outside independent compensation consultant for fiscal year 2025. The Compensation Committee's consultant regularly attends committee meetings and attends executive sessions as requested by the Compensation Committee chair. During fiscal year 2025, Pay Governance did not perform any services for Starbucks other than advising on executive compensation and non-employee director compensation under its engagement by the Compensation Committee. Pay Governance's role also included reviewing, validating, and providing input on information, programs, and recommendations made by management.

Internal pay equity

The Compensation Committee considers internal pay equity, among other factors, when making compensation decisions because the Compensation Committee believes that a failure to maintain an appropriate balance in the pay levels among members of our executive leadership team creates inappropriate business risks. However, the Compensation Committee does not use a fixed ratio or formula when comparing compensation among Starbucks executive officers.

Benchmarking

The Compensation Committee reviews compensation levels and designs at peer companies as part of its decision-making process so it can set total compensation levels and practices that it believes are competitive and aligned with Starbucks scale and performance. The Compensation Committee generally sets target total direct compensation for our executives to be competitive with compensation at peer companies and to reflect other market data, taking into consideration factors such as scope of job responsibilities and individual performance of the executive. The Compensation Committee's executive compensation determinations are based on its review of such factors and are informed by the experiences of the committee members, as well as input from the independent compensation consultant.

The market data considered as part of the Compensation Committee's annual pay-setting process reflects compensation levels and practices for executives holding comparable positions at peer group companies and also includes broader compensation survey data.

Peer group

The Compensation Committee, with assistance from its independent compensation consultant, annually reviews the composition of our peer group. Our peer group companies generally are global companies with complex management needs and strong brand profiles in the consumer staples, consumer discretionary, and payment and technology industries as well as other iconic global brand or category leaders. As part of such reviews, the Compensation Committee considers specific criteria and recommendations regarding companies to add to or remove from the peer group. The factors that we consider are set forth in the table below.

Category	Criteria
General	• Publicly traded (not a subsidiary) • U.S. based (not a foreign issuer) • Comprehensive disclosure (recent initial public offerings may be excluded due to limited information)
Industry/Business Focus	• Consumer Staples • Consumer Discretionary • IT-Software and Services • Iconic Global Brand / Category Leaders
Size	• 0.25x to 4.0x Starbucks revenue • 0.25x to 4.0x Starbucks 12-month average market cap value
Other	• Rely on technological expertise to drive operational excellence and product delivery • High growth • Primarily business to consumer • Strong consumer orientation • International scale and complexity of operations • Iconic global brand and category leader

For fiscal year 2025, the Compensation Committee, in consultation with its independent compensation consultant, modified the fiscal year 2024 peer group to remove Visa Inc. because they no longer meet the size criteria set forth above, and added American Express Company, Mastercard Incorporated, T-Mobile US, Inc., and The Walt Disney Company because they meet the size criteria set forth above and were identified as global, consumer-facing companies that may compete with Starbucks for talent.

Starbucks Fiscal Year 2025 Executive Compensation Peer Group Companies

Consumer Staples

The Coca-Cola Company
Colgate-Palmolive Company
General Mills, Inc.
Kimberly-Clark Corporation
Mondelez International, Inc.
PepsiCo, Inc.
The Kraft Heinz Company
The Procter & Gamble Company

Consumer Discretionary

Chipotle Mexican Grill, Inc.
Keurig Dr Pepper Inc.
McDonald's Corporation
Nike, Inc.
Target Corporation
The Estée Lauder Companies Inc.

IT-Software and Services

PayPal Holdings, Inc.

Iconic Global Brand/ Category Leaders

American Express Company
Mastercard Incorporated
T-Mobile US, Inc.
The Walt Disney Company

	Revenues as of each company's most recent four quarters ended on September 28, 2025 (in millions)	Market capitalization as of September 28, 2025 (in millions)	Employees as of most recent fiscal year
25th Percentile	$19,928	$41,130	35,825
Median	$34,699	$88,499	72,550
Starbucks	$37,184	$96,165	381,000
75th Percentile	$68,589	$220,429	135,378

In March 2025, during its normal review process and in consultation with its independent compensation consultant, the Compensation Committee determined the peer group companies to be used for fiscal year 2026 compensation. For the fiscal year 2026 peer group, the Compensation Committee removed General Mills, Inc., Kimberly-Clark Corporation, The Kraft Heinz Company, and The Estée Lauder Companies Inc. due to lower growth, being manufacturing-focused, and already being represented among remaining peers. For the fiscal year 2026 peer group, the Compensation Committee also added Airbnb, Inc. and Uber Technologies, Inc. given their international scale and complexity of operations, their status as iconic global brands and category leaders, their being primarily business to consumer, and their strong consumer orientation.

FISCAL YEAR 2026 ANNUAL AND LONG-TERM INCENTIVE PROGRAM DESIGN CHANGES

In determining our compensation practices for fiscal year 2026, the Compensation Committee was mindful of the feedback provided by shareholders and the results of our most recent advisory vote on executive compensation.

Our annual bonus plan design remains the same for fiscal year 2026, except we have shifted from shared individual performance factor goals to function-specific objectives that contribute to the "Back to Starbucks" strategy as illustrated in the chart below.

Changes to Fiscal Year 2026 Annual Bonus Plan Design


FY25 Design
FY26 Design
Business Performance (Objective)
Total Company Revenue (35%)
Total Company OI (40%)
Total Company Revenue (35%)
Total Company OI (40%)
+
+
Individual Performance (Discretionary)
Individual Performance (25%)
Individual Performance (25%)
Function specific objectives that contribute to the Back to Starbucks strategy

We continued to refine our annual PRSU program design. For our fiscal year 2026 PRSU program, our three-year average global, company operated, comparable store sales metric will have a 60% weighting versus a 50% weighting, and the three-year average adjusted EPS metric was reduced to a 40% weighting. The Compensation Committee believes these changes align with our "Back to Starbucks" strategy and our increased focus on long-term sales growth. The chart below illustrates this change.

Changes to Fiscal Year 2026 PRSU Design

1. Three-year average EPS payout result (based on annual targets), **weighted 40%**
2. **Three-year average global, company operated, Comp payout result** (based on annual targets), **weighted 60%**
3. No change to relative total shareholder return modifier **payout range** (no interpolation)

FY26 PRSU Design


FY26
FY27
FY28
CALCULATION
One-year EPS Target
One-year EPS Target
One-year EPS Target
Three-Year Average Result
(40% weighting)
1
+
2 One-year Comp Target
One-year Comp Target
One-year Comp Target
Three-Year Average Result
(60% weighting)
×
Three-year relative TSR vs S&P 500
Three-Year
Performance Modifier

3 RELATIVE TSR MODIFIER

≤25th Percentile	25th to <75th Percentile	≥75th Percentile
75%	100%	125%

EXECUTIVE COMPENSATION GOVERNANCE POLICIES AND PRACTICES

Executive stock ownership guidelines

Our long-standing stock ownership guidelines encourage executive officers to have a long-term equity stake in Starbucks, align their interests with those of our shareholders, and mitigate potential compensation-related risk. The guidelines provide that executive officers must hold a multiple of their annual base salary in Starbucks stock as shown below:

Position	Ownership Requirement (Multiple of Base Salary)
ceo	6x
executive officers	3x
other evps	2x

An executive officer generally has five years to achieve the minimum ownership requirement. However, an executive officer who is not on track to meet the applicable requirement by the end of the third year after becoming subject to the guidelines will be required to hold 50% of the net shares received upon the exercise of stock options and the vesting of RSUs and PRSUs. This holding requirement increases to 100% if the executive has not met the minimum ownership guideline by year five.

In addition to shares held outright, unvested RSUs that are subject only to a time-vesting condition count towards the ownership threshold. As of the date of this proxy statement, all of our NEOs, who are current executive officers, exceeded their applicable ownership requirement.

Risk assessment

We believe that the design and objectives of our executive compensation program provide an appropriate balance of incentives for executives and avoid inappropriate risks. Specifically, our executive compensation program includes, among other things, the following design features:

- Balanced mix of fixed versus variable compensation and cash-based versus equity-based compensation;
- Variable compensation based on a variety of performance goals, including Company and, where appropriate, individual performance goals;
- Balanced mix of short-term and long-term incentives;
- Stock ownership and holding requirements;
- Anti-hedging and pledging policies that apply to all partners;
- Payout caps on incentive plans;
- Recoupment policy; and
- Compensation Committee oversight of incentive and commission arrangements below the executive level.

For fiscal year 2025, Pay Governance performed an annual risk assessment of our compensation objectives, philosophy, and forms of compensation and benefits for all partners, including executives. Based upon this review, management and the Compensation Committee concluded that our compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company, and Pay Governance supported this conclusion. A report summarizing the results of this assessment was reviewed and discussed with the Compensation Committee at its June 2025 meeting.

Recoupment of incentive compensation beyond Dodd-Frank

We maintain a Recovery of Incentive Compensation Policy, which applies to all executive vice presidents and above, which provides for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers as required by SEC and Nasdaq rules. Our Recovery of Incentive Compensation Policy also allows our Compensation Committee to recover all forms of cash and equity incentive compensation, whether time-based or performance-based, in the event of a non-restatement related miscalculation or in the event that a covered person has engaged in misconduct or was aware of or willfully blind to misconduct that occurred in an area over which the covered person had supervisory authority (whether or not in connection with a restatement). The full text of our Recovery of Incentive Compensation Policy can be found in Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended September 28, 2025.

Equity grant and approval timing practices

The Company does not schedule its equity grants in anticipation of the release of material, non-public information (MNPI), nor does the Company time the release of MNPI based on equity grant dates. Most of our equity grants occur on pre-established dates pursuant to our equity grant guidelines, with annual grants generally occurring on the later of the second business day after the public release of fiscal year-end earnings, or, if later, the final day of the board's November meeting. Annual awards for executives are granted in specified dollar amounts, with the number of shares for each time-based RSU and PRSU grant determined by dividing the dollar amount by the closing market price of our stock on the grant date. We do not make off-cycle equity grants to our executive officers except in connection with a promotion, hiring a new partner, or certain strategic initiatives. During fiscal year 2025, the Company did not issue any equity awards to our NEOs during any period beginning four business days before the filing or furnishing of a periodic report or current report disclosing MNPI and ending one business day after the filing or furnishing of such report with the SEC.

The Compensation Committee approves annual awards for partners at the executive vice president level and above. The Compensation Committee has delegated authority to the ceo and evp, chief partner officer to make annual grants, within certain parameters, to partners at the senior vice president level and below, and to newly hired or newly promoted partners below the executive officer level. All other new hire and promotion grants at the executive vice president level and above are approved by the Compensation Committee.

Insider trading policy

We have an insider trading policy ("Insider Trading Policy"), which governs the purchase, sale, and other dispositions of our securities by directors, partners (including executive officers), and Starbucks itself, and is designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards. Our Insider Trading Policy prohibits Starbucks partners (including executive officers) and directors from engaging in transactions designed to offset decreases in the market value of Starbucks securities, including certain forms of hedging and monetization transactions, such as "zero-cost collars" and "prepaid variable forward contracts". Our Insider Trading Policy also prohibits partners and directors from holding Starbucks stock in a margin account or pledging Starbucks stock as collateral for a loan. The full text of our Insider Trading Policy can be found in Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended September 28, 2025.

No current executive officer or director, or any of their immediate family members, holds shares of Starbucks common stock that have been pledged to secure any personal or other indebtedness.

Compensation consultant independence

To ensure the independence of the Compensation Committee's compensation consultant, the Compensation Committee has the sole authority to retain, terminate, and obtain the advice of Pay Governance (at the Company's expense). In connection with its engagement of Pay Governance in fiscal year 2025, the Compensation Committee considered various factors bearing upon Pay Governance's independence, including the amount of fees received by Pay Governance from Starbucks as a percentage of Pay Governance's total revenue, Pay Governance's policies and procedures designed to prevent conflicts of interest, and the lack of any business or personal relationship that could impact Pay Governance's independence. After reviewing these and other factors, the Compensation Committee determined that Pay Governance was independent and that its engagement did not present any conflicts of interest. Pay Governance also determined that it was independent from management and confirmed this in a written statement delivered to the chair of the Compensation Committee.

OTHER FISCAL YEAR 2025 COMPENSATION MATTERS

Perquisites and other executive benefits

Our executive compensation program includes executive perquisites and other benefits. The aggregate incremental cost of providing these perquisites and other benefits to our NEOs is detailed in the Fiscal Year 2025 All Other Compensation Table on page 71. We believe that many of the perquisites and other executive benefits we provide are consistent with those offered by the companies that we compete with for executive talent as well as ensuring the personal health and safety and security of our executives. We also believe that offering these benefits serves the objective of attracting and retaining top executive talent, and in the case of Mr. Niccol, was integral to his hire. Further, we believe that the usage of Company aircraft discussed below allows our executives to be more productive and to dedicate more of their time and focus to Company business and are necessitated by security considerations in many cases.

We offer the following perquisites to our NEOs, as applicable:

Security. The personal safety and security of our senior executives is of the utmost importance to the Company and its shareholders. Pursuant to our executive security program and based on our assessment and monitoring of security risks, we may provide security services to certain executives. Security services include home security systems and monitoring and, in some cases, personal security services, which may include protection of family members, private aviation, and driver service. These protections are provided due to the range of security issues encountered by senior executives of large, multinational corporations.

Based on an independent, third-party security study that was conducted by a leading global risk management and security consulting firm, the independent members of the board determined that enhanced personal security measures were necessary for Mr. Niccol's personal safety. In addition to significant heightened security concerns, which included the existence of credible threat actors, the independent members of the board considered the critical importance of the ceo position and the fact that if any harm occurred to our ceo, our business operations, investor confidence, and employee productivity would be severely impacted.

Given Mr. Niccol's ceo role, the enhanced media attention to which Mr. Niccol and Starbucks are subject, and the current threat landscape, the security study for Mr. Niccol also recommended that Mr. Niccol use private aviation for all air travel, whether for personal, commuting, or business purposes. Accordingly, the Company provides commuting air travel to Mr. Niccol as well as personal non-commuting air travel. Mr. Niccol's personal non-commuting air travel was limited to $250,000 annually until September 2025, when the Compensation Committee recommended, and the independent members of the board approved, replacing such annual limitation with a more frequent quarterly review of Mr. Niccol's personal flights by the chair of the Compensation Committee and the board's lead independent director. This change was driven by the security study's recommendation that Mr. Niccol use the Company's aircraft for all air travel, including personal air travel, and Starbucks current assessment of Mr. Niccol's security situation and the threat landscape. If Mr. Niccol's is required to reimburse Starbucks for his personal non-commuting air travel as a result of any of the new quarterly reviews of his personal flights, Mr. Niccol is required to reimburse the aggregate incremental cost to Starbucks of such personal non-commuting air travel, subject to the maximum amount of reimbursement permitted under applicable FAA regulations. Such aggregate incremental cost includes direct operating costs (such as fuel, landing fees, customs fees, foreign permit or similar fees, hangar expenses away from the aircraft's home base, catering, flight crew travel expenses, flight planning and weather services, trip-related maintenance, and flight-specific insurance) for the personal travel and for any "deadhead" positioning related to personal travel.

Further, the security study recommended the implementation of additional security measures for Mr. Niccol's travel in elevated-risk destinations, which includes dedicated car and driver service for ground transportation in Seattle, given the profile of Starbucks and Mr. Niccol in the Seattle community.

Our Compensation Committee regularly reviews the nature and cost of this program in relation to his security profile.

We view the security services provided to Mr. Niccol as an integral part of our risk management program and as necessary and appropriate business expenses. However, because such services may be viewed as conveying a personal benefit to Mr. Niccol, we have reported the aggregate incremental costs of such services in the "All Other Compensation" column of the Summary Compensation Table as required by Item 402 of Regulation S-K. The Company did not pay personal security costs for any other executive in fiscal year 2025, except in connection with business-related travel.

Company Aircraft. The Company maintains aircraft to facilitate business travel. In fiscal year 2025, personal use of the Company aircraft was provided to Mr. Niccol in accordance with his employment agreement, and to Mr. Grams in accordance with the Company's Corporate Aircraft Use Policy. Our comprehensive Corporate Aircraft Use Policy includes guidelines for annual reporting to the Audit Committee to ensure transparency relative to aircraft usage and the business purpose served. In accordance with the Corporate Aircraft Use Policy, the ceo and individuals approved by the Audit Committee may enter into an aircraft time-sharing agreement with Starbucks. As discussed in the preceding section on Security and in the section on Related Person Transactions, Mr. Niccol and Starbucks have entered into such an aircraft time-sharing agreement.

The Company's Corporate Aircraft Use Policy allows for personal guests of executive officers and board members to travel on business-related flights on our corporate aircraft under certain limited circumstances. The policy also allows for certain executive personal travel done in connection with a flight that is otherwise for a business purpose. Both types of use result in imputed income to the executive or director under Internal Revenue Service regulations, and the Company does not cover, reimburse, or otherwise "gross-up" any income tax due from any applicable executive officer or board member on such imputed income. There is typically no more than a minimal incremental cost to the Company for personal guests' travel, but, if any aggregate incremental cost is incurred by the Company due to personal travel, the entirety of the aggregate incremental cost is reported in the "All Other Compensation" column of the Summary Compensation Table (for example, incremental catering expenses).

Executive Physicals and Life and Disability Insurance. We offer to pay for annual physical examinations for all partners at the senior vice president level and above. These examinations provide a benefit to both the Company and the executive at a relatively small cost to the Company. We also provide life and disability insurance to all partners at the vice president level and above at a higher level than is provided to partners generally. The amounts paid in respect of these benefits to our NEOs in fiscal year 2025 are detailed in the Fiscal Year 2025 All Other Compensation Table.

Relocation, Office, and Expatriate Benefits. We provide relocation assistance (including tax reimbursement) to some individual contributor partners and all partners at the manager-level and above, which in fiscal year 2025 included Mr. Niccol. Mr. Niccol was provided temporary housing in Seattle until he found a permanent secondary housing arrangement pursuant to the terms of his offer letter. Mr. Niccol's offer letter also provided for the establishment of a remote office in his city of primary residence. In fiscal year 2025, we opened a new satellite office in the greater Los Angeles area that is available to Starbucks partners working in the area, including Mr. Niccol. Under limited circumstances, we provide certain reimbursements and benefits (including tax reimbursement and expatriate income tax equalization) to partners that expatriate to another country for work on the Company's behalf.

Deferred Compensation. Executives, as well as partners at the director level and above in the U.S., are eligible to defer cash compensation under the Management Deferred Compensation Plan ("MDCP"). The MDCP is primarily intended to provide eligible partners a before-tax means of saving over and above that available under the 401(k) plan and is a benefit offered by many of our peer companies. We do not pay or guarantee above-market returns. The appreciation, if any, in the account balances of plan participants is due solely to participant contributions and the underlying performance of the selected measurement investment funds. The measurement investment fund alternatives available to MDCP participants are identical to the investment funds available to 401(k) plan participants. The Company does not make matching contributions under the MDCP.

Other Benefits. We offer a comprehensive benefits package to all eligible full-and part-time partners in the U.S. and locally competitive benefits packages in other countries. In addition to our equity incentive plan discussed above, we offer an employee stock purchase plan to partners in the U.S. and Canada that allows participants to purchase Starbucks stock at a 5% discount to the fair market value at the end of each offering period under the plan. We provide matching 401(k) plan contributions, insurance coverage, paid sick time, vacation, holiday, and parental leave, among other benefits. Certain benefit programs that are available to all partners may include tax reimbursement. Executives are eligible to participate in all benefit plans we offer to partners generally. We believe these benefits help motivate all our partners.

EXECUTIVE COMPENSATION AGREEMENTS AND ARRANGEMENTS

cfo Offer Letter

Ms. Smith was appointed as our cfo in March 2025. In connection with her appointment as cfo, we entered into an offer letter with Ms. Smith, which documents, among other things, her compensation and employment terms. The rationale for each of the elements of Ms. Smith's compensation and how each element aligns with our compensation philosophy is summarized in the table below. Among other considerations, the Compensation Committee considered Ms. Smith's skills and experience, her role and responsibilities, market data, her prior compensation (including cash and equity compensation that Ms. Smith would forfeit upon her departure from Nordstrom in both the near- and long-term, which was estimated at approximately $15 million), and the desire and need to attract Ms. Smith to join Starbucks.

Compensation Element	Description	Rationale
Base Salary	$925,000, prorated for fiscal year 2025	Provides a predictable level of income
Annual Incentive Bonus Target	125% of base salary (target); 250% of base salary (maximum), prorated for fiscal year 2025	Ties additional upside earning opportunity to Company and shared individual performance factor goals and results
Annual Equity Incentives	Annual equity award with a target value of $4,500,000 for fiscal year 2025, calculated using the closing stock price on the date of grant	The annual equity award was made to align Ms. Smith with Starbucks fiscal year 2025 long-term annual incentive program and to replace approximately $3.6 million of long-term cash incentive opportunity and long-term equity awards that would have vested beyond the next 12 months, which she forfeited when she left her prior employer
Replacement Equity Grants	Replacement equity grants with a target value of $6,400,000 on the date of grant, calculated using the closing stock price on the date of grant • 60% in PRSUs, which vest based on performance, and • 40% in time-based RSUs, which vest annually over three years To provide alignment with the other members of the Company's Leadership Team, the PRSUs provide for participation in the FY 2025-2027 PRSU cycle	The replacement equity grants were made to replace an estimated $6,400,000 value of long-term cash incentive opportunity and long-term equity awards that would have vested beyond the next 12 months, which she forfeited when she left her prior employer The replacement equity grants are intended to drive performance, support retention, and incentivize Ms. Smith to help us to lead our transformation through our "Back to Starbucks" strategy and beyond
Other Executive Benefits	Ms. Smith will also be entitled to the Company's standard relocation, executive life insurance, and physical exam benefits for senior executives	We believe that providing such benefits was necessary to attract and retain an executive like Ms. Smith, and these are the same benefits that we provide to other senior executive hires Please see "*Perquisites and Other Executive Benefits*" on page 64 for more information regarding certain of these benefits
Signing Bonus	$5,000,000, with 50% paid on the payroll date following the one-month anniversary of start date, and 50% paid on the payroll date following the 12-month anniversary, subject to continued employment. If Ms. Smith departs Starbucks for any reason that is not due to death or disability or a termination without cause (as defined in the Severance and CIC Plan), she must reimburse Starbucks for a pro-rated portion of the bonus that has been paid to her, with only the first installment subject to recovery if she departs during her first year of employment and with only the second installment subject to recovery if she departs during her second year of employment	The signing bonus was intended to replace the sum of (i) the estimated earned value of Ms. Smith's cash incentive opportunity, which she forfeited when she departed her previous employer and (ii) the estimated value of the equity awards granted by her previous employer that would have vested within the 12 months following her departure, and is consistent with Starbucks general compensation practices for new executive hires The vesting and payout schedule of the signing bonus takes into account the estimated payout dates of Ms. Smith's forfeited cash incentive opportunity and forfeited portion of her equity awards, which in both cases would have been earned and paid out within 12 months following her departure

Compensation Element	Description	Rationale
Severance Benefits	Participation in the Severance and CIC Plan If Ms. Smith is terminated without cause (as defined in the Severance and CIC Plan), her replacement time-based RSUs will continue to vest as scheduled and her replacement PRSUs and 2025 annual PRSUs will be eligible to vest in full based on the original performance criteria and performance period, and she will be entitled to the unpaid portion of her signing bonus	Supports our objective of attracting and retaining a transformative leader Please see "*Executive Compensation Agreements and Arrangements*" on page 66 for more information regarding the material features and rationale for the design of the Starbucks Severance and CIC Plan

In addition to providing for the right to participate in our Severance and CIC Plan, Ms. Smith's offer letter provides for certain severance benefits with respect to her replacement equity awards. If Ms. Smith is terminated without cause (as defined in the Severance and CIC Plan), her replacement time-based RSUs will continue to vest as scheduled and her replacement PRSUs and 2025 annual PRSUs will be eligible to vest in full based on the original performance criteria and performance period, and she will be entitled to the unpaid portion of her signing bonus and any reimbursement of previously paid installments will not be collected.

Severance and CIC Plan

The Compensation Committee maintains the Severance and CIC Plan, which is intended to provide uniformity and internal pay equity with respect to severance benefits among similarly situated executives and helps us to avoid protracted negotiations with departing executives. We also believe the Severance and CIC Plan provides for benefits comparable to those offered by members of our peer group and is critical to our efforts to attract and retain talented executives. Such severance benefits are conditioned on the executive signing a release of claims acceptable to us and complying with certain restrictive covenants, which include non-competition, non-solicitation, and non-disparagement requirements designed to protect the economic and commercial interests of the Company. All of our currently employed NEOs are eligible to participate in the Severance and CIC Plan (other than Mr. Bauduin who, as an svp, is not eligible to participate in the Severance and CIC Plan).

The table below describes the material features of the Severance and CIC Plan.

Severance and CIC Plan	Material Features
Termination without Cause Outside CIC Period[(1)(2)]	• Limited cash severance (1.5x sum of base and target bonus, or 2x in the case of the ceo), 50% of which is paid following the release effective date, and 50% of which is paid 18 months after termination • Continued vesting of outstanding equity awards (prorated based on length of service during vesting period), with performance-based awards earned based on actual performance • Vested stock options remain exercisable for the lesser of 36 months following the termination date or the 10-year anniversary of the original grant date • Prorated bonus earned based on actual financial performance (assuming 100% achievement of any individual performance targets) • A lump sum cash payment equal to 18 months of average COBRA coverage cost • Outplacement service benefits
Termination without Cause or Resignation for Good Reason During CIC Period[(3)]	• "Double-trigger" provisions provide for limited cash severance (2x sum of base and target bonus, or 2.99x in the case of the ceo) • A payment equal to 18 months of COBRA premiums • Accelerated vesting of outstanding equity awards (with performance-based awards vesting at target to the extent the performance period has not yet been completed) • Prorated bonus earned based on the greater of target and actual financial performance • Outplacement service benefits

(1) Pursuant to Mr. Niccol's offer letter, a resignation for good reason will constitute a qualifying termination under our Severance and CIC Plan, whether prior to, in connection with, or following a change in control. Mr. Niccol's offer letter also provides that if he is terminated without cause, or due to death or disability, or resigns for good reason, his replacement time-based RSUs will continue to vest as scheduled and his replacement PRSUs will be eligible to vest in full based on actual performance during the original performance period.

(2) Please see section entitled "cfo Offer Letter" above for a description of certain additional severance benefits for Ms. Smith.

(3) For purposes of the Severance and CIC Plan, the "CIC Period" refers to the period commencing 89 days before, and ending 24 months following, a change in control of the Company.

2005 Long-Term Equity Incentive Plan and Equity Award Agreements

2005 LONG-TERM EQUITY INCENTIVE PLAN

The 2005 Long-term Equity Incentive Plan provides for "double-trigger" accelerated vesting of equity awards granted under the plan (with any performance-based awards vesting at target), which benefit applies to all partners with equity awards. Unvested awards will accelerate vesting if (i) there is a change in control, and (ii) either (a) awards are assumed or substituted with awards of the surviving company or certain specified transactions occur and the partner is terminated without cause or resigns for good reason during the one-year period following the change in control, or (b) awards are not assumed or substituted with awards of the surviving company and/or certain specified transactions occur where the assumption or substitution of awards is not possible, in which case such awards vest immediately upon a change in control. We believe that such benefits preserve the retention power of unvested equity following a change in control of the Company and also provide for a reasonable benefit in the event that awards are not continued.

DEATH OR DISABILITY

Consistent with the practice of many of our peers and to help our partners and their families through challenging life events, the Company's equity award agreements provide that all equity awards will fully vest upon a termination due to a partner's death or disability (with any PRSUs vesting at target if the termination occurs on or prior to the last day of the performance period and based on actual achievement if the termination occurs after the last day of the performance period).

RETIREMENT

Except with respect to certain promotion and new hire time-based RSUs and performance-based PRSUs that do not provide for retirement vesting, the Company's equity award agreements provide that if a partner retires, all unvested RSUs will continue to vest as if the partner had not terminated employment or service and, if such termination occurs more than six months after the date of grant, all PRSUs will remain outstanding and eligible to vest based on actual performance through the performance period. The RSUs and PRSUs granted in or prior to fiscal year 2025 provide that a partner is retirement-eligible after attainment of age 55 and at least 10 years of credited continuous service with the Company. The RSUs and PRSUs granted in or after fiscal year 2026 provide that a partner is retirement-eligible if the partner has satisfied both (i) at least 4 years of credited continuous service with the Company and (ii) the partner's age plus years of service with the Company equals or exceeds 65. We believe providing for retirement vesting encourages partners to pursue long-term careers with the Company and is a benefit that is offered by many of our peers.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT

The Compensation Committee is intimately involved in both the goal setting and decision–making processes for the Company's executive compensation programs. The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with the Company's management. Based on this process and its thorough review, the Compensation Committee recommended to the board that this Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

Ritch Allison (chair)
Andy Campion
Neal Mohan
Mike Sievert

EXECUTIVE COMPENSATION TABLES

Summary compensation table

The following table sets forth compensation information for our NEOs for fiscal years 2025, 2024, and 2023, except in the case of those fiscal years in which they were not NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)[(1)]	Stock Awards ($)[(2)]	Non-Equity Incentive Plan Compensation ($)[(3)]	All Other Compensation ($)[(4)]	Total ($)
Brian Niccol chairman and chief executive officer	2025	$1,599,998	$5,000,000	$19,881,585	$1,971,000	$2,540,190	$30,992,773
	2024	$61,538	$5,000,000	$90,291,772	$30,295	$418,071	$95,801,676
Cathy Smith executive vice president, chief financial officer	2025	$462,498	$2,500,000	$12,459,305	$328,697	$15,523	$15,766,023
Brady Brewer chief executive officer, Starbucks International	2025	$775,008	$0	$9,647,346	$424,313	$101,144	$10,947,811
	2024	$767,218		$4,814,831	$242,833	$116,245	$5,941,127
Mike Grams executive vice president, chief operating officer	2025	$457,692	$500,000	$7,286,612	$307,442	$114,878	$8,666,624
Sara Kelly executive vice president, chief partner officer	2025	$664,424	$0	$8,255,917	$364,298	$123,167	$9,407,806
	2024	$631,827	$0	$2,757,442	$244,292	$70,993	$3,562,568
	2023	$537,211	$0	$1,605,272	$616,082	$25,447	$2,784,012
Rachel Ruggeri former executive vice president, chief financial officer	2025	$494,312	$0	$4,366,852	$0	$1,921,552	$6,782,716
	2024	$913,335	$0	$5,385,429	$311,738	$16,506	$6,627,008
	2023	$882,182	$0	$4,584,049	$1,267,364	$16,545	$6,750,140
Val Bauduin interim chief financial officer	2025	$524,992	$0	$1,263,902	$165,309	$29,397	$1,983,600

(1) For Mr. Niccol, includes the remaining 50% of a cash signing bonus of $10,000,000, which was paid on the sixth-month anniversary of his commencement of employment with the Company as chairman and chief executive officer, effective September 9, 2024. For Ms. Smith, includes a sign-on bonus of $2,500,000, which was paid upon the one-month anniversary of her commencement of employment with the Company as executive vice president, chief financial officer, effective March 24, 2025. For Mr. Grams, includes a sign-on bonus of $500,000, which was paid upon the one-month anniversary of his commencement of employment with the Company as executive vice president, North America chief stores officer, effective February 17, 2025.

(2) Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718. Time-based RSUs are entitled to dividend equivalents and therefore, no adjustment is made to the grant date fair value as dividends are paid upon vesting of the award in share equivalents. The grant date fair value of time-based RSUs was calculated based on the closing price of the Company's common stock on the date of grant. The grant date fair value of PRSUs is calculated using a Monte-Carlo simulation performed as of the date of grant by an independent third-party. Consistent with the requirements of FASB ASC Topic 718, because the grant date for a PRSU occurs when performance targets are approved, PRSU values in this column include: (i) for fiscal year 2025 — 33.33% of each of the fiscal year 2025 PRSUs, the fiscal year 2024 PRSUs, and the fiscal year 2023 PRSUs (except in the case of the "Back to Starbucks" PRSU awards for which 100% of the PRSUs are reported because the performance targets for these PRSUs were approved in fiscal year 2025), (ii) for fiscal year 2024 — 33.33% of each of the fiscal year 2024 PRSUs, the fiscal year 2023 PRSUs, and the fiscal year 2022 PRSUs (except in the case of Mr. Niccol's replacement PRSU award for which 100% of his PRSUs are reported because the performance targets for all his PRSUs were approved in fiscal year 2024), and (iii) for fiscal year 2023 — 33.33% of each of the fiscal year 2023 PRSUs, the fiscal year 2022 PRSUs, and the fiscal year 2021 PRSUs. The remaining portions of the PRSU awards granted in fiscal year 2025 and fiscal year 2024 (except in the case of the "Back to Starbucks" PRSU awards and Mr. Niccol's replacement PRSU award) will be linked to adjusted EPS targets and, in the case of the fiscal year 2025 PRSUs, comparable store sales performance targets for subsequent fiscal years and will be reported in the Summary Compensation Table for those fiscal years.

The following table shows the closing common stock prices used to calculate the grant date fair value of time-based RSUs reported for fiscal years 2025, 2024, and 2023.

Time-Based RSU Award	Price Per Share
Fiscal Year 2025	
FY25 RSUs	$82.10 to $99.08
FY24 RSUs	$96.31 to $105.60
FY23 RSUs	$97.95 to $106.64

The following table includes the assumptions used to calculate the grant date fair value of PRSUs reported for fiscal years 2025, 2024, and 2023.

PRSU Award	Assumptions (Operating Goals) Expected Payout	Assumptions (TSR Goal) Fair Value	Dividend Yield	Interest Rate	Historical Volatility	Remaining Performance Period on the Grant Date (Years)
Fiscal Year 2025						
Back to Starbucks PRSUs	100%	$86.64	0.00%	3.74%	33.39%	2.26
Year 1 of FY25 PRSUs	100%	$105.69	0.00%	4.20%	32.40%	2.87
Year 2 of FY24 PRSUs	100%	$99.48	0.00%	4.24%	30.65%	1.85
Year 3 of FY23 PRSUs	100%	$99.75	0.00%	4.32%	37.91%	0.86
Fiscal Year 2024						
CEO Replacement PRSUs	100%	$96.31	0.00%	3.39%	32.54%	2.98
Year 1 of FY24 PRSUs	100%	$119.19	0.00%	4.54%	28.01%	2.87
Year 2 of FY23 PRSUs	100%	$121.73	0.00%	4.80%	30.51%	1.87
Year 3 of FY22 PRSUs	100%	$111.97	0.00%	5.22%	23.36%	0.87
Fiscal Year 2023						
CEO Replacement PRSUs	100%	$109.75	0.00%	4.27%	36.46%	2.86
Year 1 of FY23 PRSUs	100%	$109.75	0.00%	4.27%	36.46%	2.86
Year 2 of FY22 PRSUs	100%	$101.87	0.00%	4.49%	30.35%	1.86
Year 3 of FY21 PRSUs	100%	$100.29	0.00%	4.65%	37.32%	0.87

The grant date fair values of the PRSUs included in the Summary Compensation Table for each fiscal year, assuming achievement of the maximum performance level, are: (i) for fiscal year 2025, Mr. Niccol, $21,363,263; Ms. Smith, $16,198,518; Mr. Brewer, $12,981,200; Mr. Grams, $12,573,195; Ms. Kelly, $12,551,465; Mr. Bauduin, $2,127,716; and Ms. Ruggeri, $1,603,980; (ii) for fiscal year 2024, Mr. Brewer, $1,884,151; Ms. Kelly, $942,076; and Ms. Ruggeri, 1,884,151; and (iii) for fiscal year 2023, Mr. Brewer, $1,629,317; Ms. Kelly, $1,018,248; and Ms. Ruggeri, $2,240,385. In accordance with GAAP, the fair value of stock awards granted to a retirement-eligible partner will be expensed earlier.

(3) These amounts represent earned annual incentive bonuses under the Annual Incentive Bonus Plan.

(4) The table below shows the components of "All Other Compensation" for the NEOs.

Fiscal year 2025 all other compensation table

Name	Life Insurance Premiums ($)(1)	Retirement Plan Contributions ($)(2)	Other ($)	Total ($)
Brian Niccol	$2,025	$20,577	$2,517,588(3)	$2,540,190
Cathy Smith	$1,868	$10,673	$2,982(4)	$15,523
Brady Brewer	$2,025	$17,500	$81,619(5)	$101,144
Mike Grams	$1,229	$0	$113,649(6)	$114,878
Sara Kelly	$1,248	$17,500	$104,419(7)	$123,167
Val Bauduin	$1,008	$23,640	$4,749(8)	$29,397
Rachel Ruggeri	$1,785	$14,123	$1,905,644(9)	$1,921,552

(1) Represents the premiums paid on behalf of our NEOs under our executive life insurance plans.

(2) Represents Company matching contributions to the accounts of our NEOs in the Company's 401(k) plan.

(3) Mr. Niccol's expenses include expenses related to premiums paid on his behalf under our executive disability insurance plan in the amount of $5,960; temporary housing expenses in the amount of $371,536 (which includes $224,344 of tax-related payments); and security expenses in the amount of $1,142,700. Pursuant to the recommendations of an independent third-party security study and his offer letter, Mr. Niccol receives personal driver services, provided at no incremental cost and fulfilled by Starbucks salaried partners. The total for Mr. Niccol also includes $997,392 in expenses related to his use of Starbucks aircraft for commuting and personal use, which was taxable to Mr. Niccol as imputed income under Internal Revenue Service regulations. (Mr. Niccol was not reimbursed for any such imputed income.) Mr. Niccol's aircraft expenses represent the aggregate incremental cost incurred by the Company to operate the aircraft for such

use, including fuel costs, flight crew travel expenses, in-flight catering, landing fees, communication expenses, and other trip-related variable costs, and do not include fixed costs that would be incurred regardless of whether there was any non-business use of the aircraft, such as aircraft purchase costs, pilot and crew salaries, insurance costs, and maintenance. For trips that involve mixed non-business and business usage, we include the incremental cost of any non-business usage (i.e., the excess of the cost of the actual trip over the cost of a hypothetical trip without the non-business usage).

(4) Ms. Smith's expenses include expenses related to premiums paid on her behalf under our executive disability insurance plan in the amount of $2,982.

(5) Mr. Brewer's expenses include expenses related to an annual physical exam in the amount of $3,400 and premiums paid on his behalf under our executive disability insurance plan in the amount of $7,044. Mr. Brewer was based internationally during fiscal year 2019 before assuming his role as ceo, Starbucks International. Accordingly, Mr. Brewer received benefits in connection with his international assignment which included tax equalization support in the amount of $71,139 received in fiscal year 2025. Mr. Brewer also received a tax-related payment of $36 in connection with our music streaming benefit that is available to all partners.

(6) Mr. Grams' expenses include expenses related to premiums paid on his behalf under our executive disability insurance plan in the amount of $3,251, and relocation assistance in the amount of $104,618 (which includes $38,298 of tax-related payments) paid in fiscal year 2025 in connection with Mr. Grams joining the Company. The total for Mr. Grams also includes $5,780 in expenses related to his use of Starbucks aircraft for personal use, with his expenses equaling the above-described aggregate incremental cost incurred by the Company to operate the aircraft for such use, which was taxable to Mr. Grams as imputed income under Internal Revenue Service regulations. (Mr. Grams was not reimbursed for any such imputed income.)

(7) Ms. Kelly's expenses include expenses related to an annual physical exam in the amount of $3,400 and premiums paid on her behalf under our executive disability insurance plan in the amount of $4,926.

(8) Mr. Bauduin's expenses include expenses related to premiums paid on his behalf under our executive disability insurance plan in the amount of $4,310, and tax-related relocation assistance in the amount of $439 paid in fiscal year 2025 in connection with Mr. Bauduin joining the Company.

(9) Ms. Ruggeri's expenses include premiums paid on her behalf under our executive disability insurance plan in the amount of $4,071. Additionally, this includes the actual cash severance payments earned and paid to Ms. Ruggeri in fiscal year 2025 under the Severance and CIC Plan in connection with her termination of employment, which includes: (i) $1,549,000 representing 50% of Ms. Ruggeri's cash severance payment (the remaining 50% of which will be paid 18 months following her termination date), (ii) $323,053 representing Ms. Ruggeri's prorated bonus earned based on actual financial performance for fiscal year 2025 (assuming 100% achievement of any individual performance targets), and (iii) $29,520 representing a lump sum cash payment equal to 18 months' of Ms. Ruggeri's average monthly COBRA coverage cost.

Fiscal year 2025 grants of plan-based awards table

The following table sets forth information regarding fiscal year 2025 annual incentive bonus awards and equity awards granted to our NEOs in fiscal year 2025.

				Potential Future Payouts Under Non-Equity Incentive Plan Awards			Potential Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units	Grant Date Fair Value of Stock and Option Awards
Name	Award Type	Approval Date	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)[1]
Brian Niccol	Annual Incentive[2]			$675,000	$3,600,000	$7,200,000					
	RSUs[3]	11/11/2024	11/19/2024							93,543	9,199,954
	PRSUs[4]	11/11/2024	11/19/2024				11,693	46,772	93,544		4,943,333
	PRSUs[6]	6/24/2025	7/1/2025				0	63,211	126,422		5,738,299
Cathy Smith	Annual Incentive[2]			$216,797	$1,156,250	$2,312,500					
	RSUs[5]	2/26/2025	3/24/2025							26,745	2,560,031
	PRSUs[4]	2/26/2025	3/24/2025				3,343	13,373	26,746		1,386,245
	RSUs[3]	2/26/2025	3/24/2025							18,805	1,800,015
	PRSUs[4]	2/26/2025	3/24/2025				2,351	9,403	18,806		974,715
	PRSUs[6]	6/24/2025	7/1/2025				0	63,211	126,422		5,738,299
Brady Brewer	Annual Incentive[2]			$145,313	$775,000	$1,550,000					
	RSUs[3]	11/11/2024	11/19/2024							14,235	1,400,012
	PRSUs[4]	11/11/2024	11/19/2024				1,780	7,118	14,236		752,301
	PRSUs[6]	6/24/2025	7/1/2025				0	63,211	126,422		5,738,299
Mike Grams	Annual Incentive[2]			$210,938	$1,125,000	$2,250,000					
	RSUs[5]	12/6/2024	3/17/2025							10,093	1,000,014
	PRSUs[4]	12/6/2024	3/17/2025				1,262	5,047	10,094		548,298
	PRSUs[6]	6/24/2025	7/1/2025				0	63,211	126,422		5,738,299
Sara Kelly	Annual Incentive[2]			$131,250	$700,000	$1,400,000					
	RSUs[3]	11/11/2024	11/19/2024							10,168	1,000,023
	PRSUs[4]	11/11/2024	11/19/2024				1,271	5,085	10,170		537,434
	PRSUs[6]	6/24/2025	7/1/2025				0	63,211	126,422		5,738,299

Name	Award Type	Approval Date	Grant Date	Potential Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Potential Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares or Stock Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[1]
Val Bauduin	Annual Incentive[2]			$54,141	$288,750	$577,500					
	RSUs[3]	11/11/2024	11/19/2024							2,034	200,044
	PRSUs[4]	11/11/2024	11/19/2024				254	1,017	2,034		107,487
	PRSUs[6]	6/24/2025	7/1/2025				0	10,535	21,070		956,371
Rachel Ruggeri	Annual Incentive[2]			$215,156	$1,147,500	$2,295,000					
	RSUs[3]	11/11/2024	11/19/2024							18,302	1,502,594
	PRSUs[4]	11/11/2024	11/19/2024				2,288	9,152	18,304		801,990

(1) The grant date fair value is computed in accordance with FASB ASC Topic 718 for PRSU and time-based RSU awards granted during the applicable fiscal year. Consistent with the requirements of FASB ASC Topic 718, the grant date fair value of the annual and new hire PRSU awards that were granted in fiscal year 2025 is based on the portion of the PRSUs for which adjusted EPS and comparable store sales performance targets were set in fiscal year 2025 (33.33% of the PRSUs). The remaining portions of these awards will be earned based on adjusted EPS and comparable store sales performance targets for subsequent fiscal years and will be reported in the Summary Compensation Table for those fiscal years. In the case of the Back to Starbucks PRSUs, the grant date fair value is based on 100% of the PRSUs that were granted because all the performance targets were set in fiscal year 2025. Excludes the grant date fair value for the portion of the PRSUs granted in fiscal year 2024 and fiscal year 2023 for which adjusted EPS targets were set in fiscal year 2025 (33.33% of the PRSUs) because these PRSUs were not granted in fiscal year 2025. The amounts included in the "Stock Awards" column of the Summary Compensation Table for fiscal year 2025 related to the PRSUs granted in fiscal year 2024 and fiscal year 2023 are as follows: $1,756,734 for Mr. Brewer; $980,162 for Ms. Kelly; and $2,062,268 for Ms. Ruggeri. Please see footnote (2) of the Summary Compensation Table for more information. See also "Fiscal year 2024 grants of plan-based awards table" on page 73 of the fiscal year 2024 proxy statement and "Fiscal year 2023 grants of plan-based awards table" on page 84 of the fiscal year 2023 proxy statement and the section entitled "Long-term incentives under the Leadership Stock Plan" in the CD&A on page 50 for more information regarding the PRSUs granted in fiscal year 2024 and fiscal year 2023, including the threshold, target, and maximum number of PRSUs for each NEO and the performance targets for these awards.

(2) Represents the possible awards under the Executive Management Bonus Plan payable in cash. Actual payments under these awards are included in the "Non-Equity Incentive Plan Compensation column" of the Summary Compensation Table. Please see the section entitled "Executive Management Bonus Plan" in the CD&A starting on page 45 for more information.

(3) Represents annual time-based RSU awards granted in fiscal year 2025 and time-based RSU awards granted to Ms. Smith in connection with her hire that vest in four equal annual installments, subject to rounding of partial shares, beginning on the first anniversary of the grant date.

(4) Represents annual PRSU awards granted in fiscal year 2025 and PRSU awards granted to Ms. Smith and Mr. Grams in connection with their respective hires. The amounts shown in these rows reflect the number of shares that may be earned under the applicable NEO's annual and/or new hire PRSU awards that were granted in fiscal year 2025 for threshold, target, and maximum performance. Please see the section entitled "cfo Offer Letter" in the CD&A on page 66 and the section entitled "Long-term Incentives under the Leadership Stock Plan" in the CD&A on page 50 for more information.

(5) Represents new hire time-based RSUs granted to Ms. Smith and Mr. Grams in connection with their respective hires that vest in three equal annual installments, subject to rounding of partial shares, beginning on the first anniversary of the grant date.

(6) Represents "Back to Starbucks" PRSU awards granted to certain of our NEOs. The amounts shown in these rows reflect the number of shares that may be earned under the applicable NEO's "Back to Starbucks" PRSU award for threshold, target, and maximum performance. Please see the section entitled "Back to Starbucks PRSU Program" in the CD&A on page 55 for more information.

Outstanding equity awards at fiscal year 2025 year-end table

The following table provides information regarding stock options, PRSUs, and time-based RSUs held by our NEOs as of September 28, 2025. No NEO has any other form of equity award outstanding.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Options (#) Total Grant	Number of Securities Underlying Exercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(3)
Brian Niccol	9/16/2024(4)						227,187	18,808,812		
	9/16/2024(10)								204,469	16,927,989
	11/19/2024(6)						95,374	7,896,013		
	11/19/2024(9)								35,766	2,961,067
	7/1/2025(11)								63,648	5,269,418
Cathy Smith	3/24/2025(4)						27,125	2,245,679		
	3/24/2025(6)						19,073	1,579,054		
	3/24/2025(9)								10,172	842,140
	3/24/2025(9)								7,152	592,114
	7/1/2025(11)								63,648	5,269,418
Brady Brewer	11/10/2021(6)						3,390	280,658		
	11/18/2022(6)						8,725	722,343		
	11/18/2022(7)						8,008	662,982		
	11/14/2023(6)						14,878	1,231,750		
	11/14/2023(8)								7,424	614,633
	11/19/2024(6)						14,514	1,201,614		
	11/19/2024(9)								5,443	450,626
	7/1/2025(11)								63,648	5,269,418
Mike Grams	3/17/2025(4)						10,236	847,438		
	3/17/2025(9)								3,839	317,831
	7/1/2025(11)								63,648	5,269,418
Sara Kelly	11/10/2021(6)						247	20,449		
	6/15/2022(6)						1,272	105,309		
	9/15/2022(5)						5,821	481,921		
	11/18/2022(6)						5,451	451,288		
	11/18/2022(7)						5,005	414,364		
	11/14/2023(6)						7,437	615,709		
	11/14/2023(8)								3,713	307,358
	11/19/2024(6)						10,367	858,284		
	11/19/2024(9)								3,888	321,888
	07/01/2025(11)								63,648	5,269,418
Val Bauduin	4/15/2024(4)						8,132	673,248		
	11/19/2024(6)						2,074	171,706		
	11/19/2024(9)								777	64,328
	7/1/2025(11)								10,608	878,236
Rachel Ruggeri	11/10/2021(6)						3,705	306,737		
	11/18/2022(6)						8,278	684,600		
	11/18/2022(7)						8,698	720,107		
	11/14/2023(6)						7,435	615,544		
	11/14/2023(8)								3,415	282,728
	11/19/2024(6)						3,685	305,081		
	11/19/2024(9)								910	75,318

(1) Includes the number of dividend equivalents accrued with respect to unvested PRSUs and time-based RSUs as of September 28, 2025.

(2) Value is calculated by multiplying the number of time-based RSUs that have not vested and the number of earned PRSUs that have not vested by the closing market price of our stock ($82.79) as of the close of trading on September 26, 2025 (the last trading day prior to our September 28, 2025 fiscal year end).

(3) Value is calculated by multiplying the number of PRSUs that may be earned with respect to such PRSUs (at the achievement levels set forth in footnotes 8, 9, and 10 hereto, as applicable) by the closing market price of our stock ($82.79) as of the close of trading on September 26, 2025; the actual number of PRSUs earned will be based upon performance against applicable goals.

(4) Reflects time-based RSUs that vest in three equal annual installments (except in the event of a qualifying termination, a qualifying retirement, as applicable, or certain change in control scenarios and subject to rounding of partial shares), beginning on the first anniversary of the grant date (except for Mr. Niccol's grant which vests beginning on the first anniversary of his start date on September 9, 2024).

(5) Reflects time-based RSUs that vest over four years, with 50% vesting on each of the second and fourth anniversary of the grant date (except in the event of a qualifying termination or certain change in control scenarios).

(6) Reflects time-based RSUs that vest in four equal installments (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios and subject to rounding of partial shares), beginning on the first anniversary of the grant date. Further, Ms. Ruggeri's time-based RSUs were prorated pursuant to the Severance and CIC Plan.

(7) Represents shares earned under PRSUs granted in fiscal year 2023 based on Starbucks performance through the end of the three-year performance period covering fiscal year 2023, fiscal year 2024, and fiscal year 2025. These shares were earned following certification of the adjusted EPS, TSR performance, and a representation modifier by the Compensation Committee. The earned PRSUs remained subject to the NEO's continued employment through their settlement on November 20, 2025. Further, Ms. Ruggeri's PRSUs were prorated pursuant to the Severance and CIC Plan.

(8) Reflects PRSUs that are to be earned subject to (i) the achievement of adjusted EPS performance, subject to annual goals that are pre-established at the beginning of each of fiscal year 2024, fiscal year 2025, and fiscal year 2026; (ii) Starbucks TSR relative to the S&P 500 Index over a three-year period covering fiscal year 2024, fiscal year 2025, and fiscal year 2026; (iii) talent and representation modifiers, which were amended to assume below threshold performance over a three-year period covering fiscal year 2024, fiscal year 2025, and fiscal year 2026; and (iv) the executive officer's employment through the settlement date (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). Pursuant to SEC rules, the number of shares and the payout value for the PRSUs reflect payout at threshold because Starbucks adjusted EPS performance and relative TSR performance as measured through the end of the first two years of the three-year performance period did not exceed threshold levels, and the talent and representation modifiers were amended to assume below threshold performance. Further, Ms. Ruggeri's PRSUs were prorated pursuant to the Severance and CIC Plan.

(9) Reflects PRSUs that are to be earned subject to (i) the achievement of adjusted EPS performance, subject to annual goals that are pre-established at the beginning of each of fiscal year 2025, fiscal year 2026, and fiscal year 2027; (ii) the achievement of comparable store sales, subject to annual goals that are pre-established at the beginning of each of fiscal year 2025, fiscal year 2026 and fiscal year 2027 (iii) Starbucks TSR relative to the S&P 500 Index over a three-year period covering fiscal year 2025, fiscal year 2026, and fiscal year 2027; and (iv) the executive officer's employment through the settlement date (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). Pursuant to SEC rules, the number of shares and the payout value for the PRSUs reflect payout at threshold because Starbucks adjusted EPS performance, comparable store sales performance and relative TSR performance as measured through the end of the first year of the three-year performance period did not exceed threshold levels. Further, Ms. Ruggeri's PRSUs were prorated pursuant to the Severance and CIC Plan.

(10) Reflects PRSUs that are to be earned subject to (i) the achievement of Starbucks TSR relative to the S&P 500 Index over a three-year period ending on September 9, 2027; and (ii) the executive officer's employment through the settlement date (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). Pursuant to SEC rules, the number of shares and the payout value for the PRSUs reflect payout at threshold because Starbucks relative TSR performance as measured through the end of the fiscal year did not exceed threshold levels.

(11) Reflects PRSUs that are to be earned subject to (i) the achievement of pre-established operating expense savings attainment over a 27-month performance period which concludes upon the completion of fiscal year 2027; (ii) the achievement of key components of the "Back to Starbucks" strategy; (iii) the achievement of Starbucks TSR relative to the S&P 500 index over the performance period; and (iv) the executive officer's employment through the settlement date (except in the event of a qualifying termination or certain change in control scenarios). Pursuant to SEC rules, the number of shares and the payout value for the PRSUs reflect payout at target given that the first full year of the performance period had not concluded as of September 28, 2025.

Fiscal year 2025 option exercises and stock vested table

The following table provides information regarding stock options that were exercised by our NEOs and stock awards that vested during fiscal year 2025. Option award value realized is calculated by subtracting the aggregate exercise price of the options exercised from the aggregate market value of the shares of common stock acquired on the date of exercise. Stock award value realized is calculated by multiplying the number of shares shown in the table by the closing price of our stock on the date the stock awards vested.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Brian Niccol	—	—	110,754	9,520,313
Brady Brewer	—	—	23,518	2,490,081
Sara Kelly	11,602	502,968	7,843	803,156
Val Bauduin	—	—	3,914	335,761
Rachel Ruggeri	—	—	30,143	3,263,976

Nonqualified deferred compensation

MANAGEMENT DEFERRED COMPENSATION PLAN

The NEOs are eligible to participate in the MDCP, a nonqualified plan the benefits of which are paid by Starbucks out of our general assets. The plan is subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended. We maintain a trust agreement with an independent trustee establishing a rabbi trust for the purpose of funding benefits payable to participants (including NEOs) under our MDCP in the event of a change in control. The rabbi trust is currently funded with a nominal amount of cash.

Deferrals. Participants may defer up to 70% of base salary to the MDCP and up to 85% of bonuses paid under certain eligible annual incentive bonus plans. Bonus deferral elections are available only to those who are eligible and enroll during the annual enrollment window that takes place prior to the start of each fiscal year. We do not provide matching contributions on participant MDCP deferrals.

Earnings. The MDCP uses measurement benchmarks to credit earnings on compensation deferred under the plan. Those measurement benchmarks are based on the same funds available under our 401(k) plan. Participants choose how to allocate their account balance among the measurement funds and may change how current deferred compensation is allocated at any time, subject to certain redemption fees and other limitations imposed by frequent trading restrictions and plan rules. Changes generally become effective as of the first trading day following the change.

In-Service Withdrawals and Separation from Service Distributions. At the time of making the deferral election for a particular year, a participant elects when the associated deferred compensation will be distributed. In general, the participant can receive scheduled "in-service" withdrawals or hardship withdrawals while still employed or have distributions paid upon separation from service. The specific distribution options depend on whether the deferred compensation was earned before or after January 1, 2005, and is subject to other plan rules.

For separation from service distributions, account balances resulting from any previous Company match and deferred compensation earned on and after January 1, 2005, can be paid either in a lump sum or in up to 10 annual installments, in each case beginning within 60 days or one year after separation from service. For participants who became newly eligible on or after October 1, 2010, and certain other partners, separation from service distributions can be paid either in a lump sum or amortized over a period of two to five years, in each case beginning within 60 days or one year after separation from service. If a participant is considered a "specified employee" on their separation date, Section 409A requires that the payments be delayed for six months after such separation date. Account balances resulting from pre-2005 deferred compensation can be distributed either in a lump sum within 60 days of separation or, if the participant is at least age 65 on their separation date, in up to 10 annual installments. Retirement age under the MDCP is age 65, and no current NEO with an MDCP balance was retirement eligible under the MDCP during fiscal year 2025.

Fiscal year 2025 nonqualified deferred compensation table

The following table shows contributions, earnings, withdrawals, and distributions during fiscal year 2025 and the account balances as of September 28, 2025, for our NEOs under the MDCP.

Name	Executive Contributions ($)	Starbucks Contributions ($)	Aggregate Earnings ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at End of Fiscal Year 2025 ($)(2)
Brian Niccol	0	—	0	—	0
Cathy Smith	0	—	0	—	0
Brady Brewer		—	28,752	—	244,045
Mike Grams	0	—	0	—	0
Sara Kelly	307,023(3)	—	419,982	—	3,595,618
Rachel Ruggeri	130,595(3)		300,725		2,610,024
Val Bauduin	0	—	0	—	0

(1) We do not provide above-market or preferential earnings on MDCP contributions, so these amounts were not reported in the Summary Compensation Table. MDCP participants can select only from among the same investment funds as are available under our 401(k) plan.

(2) Of these balances, the following amounts, which were in the form of executive were reported in the "Salary," "Non-Equity Incentive Plan Compensation," and "All Other Compensation" columns in the Summary Compensation Table in prior-year proxy statements: Mr. Niccol – $0; Ms. Smith – N/A; Mr. Brewer – $0; Mr. Grams – N/A; Ms. Kelly – $809,174; Mr. Bauduin – N/A; and Ms. Ruggeri – $1,814,131. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

(3) This amount was deferred from Ms. Kelly's and Ms. Ruggeri's fiscal year 2025 base salary ($664,424 for Ms. Kelly and $494,312 for Ms. Ruggeri) and eligible annual incentive bonus pay ($364,298 for Ms. Kelly and $323,053 for Ms. Ruggeri) and is reported, as applicable, in the "Salary", "Non-Equity Incentive Plan Compensation" or "All Other Compensation" columns of the Summary Compensation Table for fiscal year 2025.

Potential payments upon termination or change in control

As described in the CD&A, our currently employed NEOs are entitled to certain payments and benefits under the Severance and CIC Plan in the event such NEOs experience certain qualifying terminations of employment (other than Mr. Bauduin, who was not eligible to participate in the Severance and CIC Plan as of September 28, 2025, given his position as senior vice president). For additional information regarding the Severance and CIC Plan, please refer to the section entitled, "*Severance and CIC Plan*" beginning on page 67. In addition, as described in the CD&A, our currently employed NEOs are entitled to certain equity award acceleration and continued vesting benefits in the event such NEOs experience certain terminations of employment, including death, disability, retirement, and certain other qualifying involuntary terminations of employment. For additional information regarding this acceleration and continued vesting benefits, please refer to the sections entitled, "*2005 Long-term Equity Incentive Plan and Equity Award Agreements*" beginning on page 68, and with respect to Mr. Niccol and Ms. Smith, please see descriptions of their respective offer letters on page 67.

The following table shows the estimated value that may be realized by each of the NEOs (other than Ms. Ruggeri) in the event of the following events occurring as of September 28, 2025:

- Death
- Disability
- Retirement
- Termination without cause (or in the case of our ceo, resignation for good reason) other than in connection with a change in control
- Change in control where equity awards are assumed or substituted (but there is no qualifying termination or other vesting event as set forth in the 2005 Long-term Equity Incentive Plan)
- Change in control where equity awards are not assumed or substituted (this also includes certain specified change in control transactions where the assumption or substitution of awards is not possible)
- Termination without cause or resignation for good reason in connection with a change in control

For Ms. Ruggeri, the table shows the value realizable by her in connection with the termination of her employment effective March 7, 2025, which was a termination without cause for purposes of the provisions of the Severance and CIC Plan. With respect to PRSUs and time-based RSUs, the table below includes the estimated potential incremental value of additional PRSUs and time-based RSUs that would have vested for our NEOs as of September 28, 2025, under the acceleration or continued vesting scenarios described above. The table does not include benefits generally available to all partners or payments and benefits that the NEOs would have already earned during their employment with the Company whether or not a qualifying termination or other acceleration event had occurred. The PRSU and time-based RSU award value was calculated by multiplying the number of accelerated shares (or the number of shares that will continue to vest following termination) by the closing market price of our stock on September 26, 2025 ($82.79) (the last trading day prior to our September 28, 2025 fiscal year end). Of the NEOs, no one has satisfied the criteria for "retirement" under the 2005 Long-term Equity Incentive Plan as of September 28, 2025. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different and can only be determined at the time a qualifying termination or other acceleration or continued vesting event actually occurs. Factors that could affect these amounts include the time during the year of any such event, the Company's stock price, and the NEO's age.

Name	Type of Award/Plan	Death ($)	Disability ($)	Retirement ($)	Termination without Cause ($)	Change in Control w/ Assumption or Substitution ($)	Change in Control w/out Assumption or Substitution ($)	Termination without Cause or Resignation for Good Reason in Connection with Change in Control ($)
Brian Niccol	Cash Severance	—	—	N/A	12,371,000[1]	—	—	19,148,000[2]
	COBRA	—	—	N/A	45,594[1]	—	—	45,594[2]
	Outplacement	—	—	N/A	25,000[1]	—	—	25,000[2]
	PRSUs and RSUs	80,868,858[3]	80,868,858[3]	N/A	68,718,854[4]	—	80,868,858[5]	80,868,858[6]
Cathy Smith	Cash Severance	—	—	N/A	3,450,572[1]	—	—	4,762,861[2]
	COBRA	—	—	N/A	40,521[1]	—	—	40,521[2]
	Outplacement	—	—	N/A	25,000[1]	—	—	25,000[2]
	PRSUs and RSUs	9,561,748[3]	9,561,748[3]	N/A	6,564,224[4]	—	9,561,748[5]	9,561,748[6]
Brady Brewer	Cash Severance	—	—	N/A	2,749,313[1]	—	—	$3,875,000[2]
	COBRA	—	—	N/A	42,599[1]	—	—	42,599[2]
	Outplacement	—	—	N/A	25,000[1]	—	—	25,000[2]
	PRSUs and RSUs	8,360,217[3]	8,360,217[3]	N/A	5,501,021[4]	—	8,360,217[5]	8,360,217[6]
Mike Grams	Cash Severance	—	—	N/A	3,344,942[1]	—	—	4,611,538[2]
	COBRA	—	—	N/A	29,694[1]	—	—	29,694[2]
	Outplacement	—	—	N/A	25,000[1]	—	—	25,000[2]
	PRSUs and RSUs	2,118,596[3]	2,118,596[3]	N/A	533,886[4]	—	2,118,596[5]	2,118,596[6]
Sara Kelly	Cash Severance	—	—	N/A	2,464,298[1]	—	—	3,465,385[2]
	COBRA	—	—	N/A	42,599[1]	—	—	—
	Outplacement	—	—	N/A	25,000[1]	—	—	25,000[2]
	PRSUs and RSUs	5,464,140[3]	5,464,140[3]	N/A	3,779,335[4]	—	5,464,140[5]	5,464,140[6]
Val Bauduin	Cash Severance	—	—	N/A	692,596[9]	—	—	692,596
	COBRA	—	—	N/A	24,435[9]	—	—	24,435
	Outplacement	—	—	N/A	—[9]	—	—	—
	PRSUs and RSUs	1,102,349[9]	1,102,349[9]	N/A	47,114[9]	—	1,102,349[9]	1,102,349[9]
Rachel Ruggeri	Cash Severance	—	—	N/A	3,421,008[7]	—	—	—
	COBRA	—	—	N/A	29,252[7]	—	—	—
	Outplacement	—	—	N/A	25,000[7]	—	—	—
	PRSUs and RSUs	—	—	N/A	$4,064,989[8]	—	—	—

(1) Under the Severance and CIC Plan, in the event of a termination of employment by the Company without cause (or, in the case of the ceo, if the ceo resigns for good reason) other than during the CIC Period, participants are entitled to receive (i) an amount equal to 1.5x the sum of the participant's base salary and target annual cash bonus (2x in the case of the ceo), (ii) a pro-rata portion of the participant's annual cash bonus for the year of termination based on actual Company performance (assuming 100% achievement of any individual performance targets), (iii) a lump sum cash payment equal to 18 months' COBRA coverage, and (iv) outplacement services, or at the Company's discretion, a lump sum up to $25,000 for such services.

(2) Under the Severance and CIC Plan, in the event of a termination of employment by the Company without cause or resignation for good reason, in each case, during the CIC Period, the severance payments and benefits participants are entitled to receive upon such a termination are the same as those described in footnote 1 above with respect to a termination without cause outside of the CIC Period, except the multiple for the cash severance payment is 2x (2.99x in the case of the ceo) and the pro-rata bonus payment is based on the greater of target and actual Company performance.

(3) The Company's equity award agreements provide that all equity awards will fully vest upon a termination due to a partner's death or disability (with any PRSUs vesting at target if the termination occurs on or prior to the last day of the performance period and based on actual achievement if the termination occurs after the last day of the performance period). Notwithstanding the foregoing, Mr. Niccol's and Ms. Smith's replacement PRSUs and time-based RSUs will continue to vest as set forth in their respective offer letters.

(4) Under the Severance and CIC Plan, in the event of a termination of employment by the Company without cause (or, in the case of the ceo, if the ceo resigns for good reason) other than during the CIC Period, all PRSUs and time-based RSUs granted after August 31, 2022, will continue vesting as if the partner had not terminated employment or service (prorated based on length of service during the vesting period except for Mr. Niccol and Ms. Smith whose replacement equity awards will not be prorated, as set forth in their respective offer letters. While we have assumed target level achievement with respect to PRSUs solely for purposes of this table, PRSUs would be earned based on actual performance determined at the end of the relevant performance period.

(5) The 2005 Long-term Equity Incentive Plan provides that if awards are not assumed or substituted with awards of the surviving company, unvested awards will accelerate and vest immediately upon a change in control (with any performance-based awards vesting at target).

(6) Under the Severance and CIC Plan, in the event of a termination of employment by the Company without cause or resignation for good reason, in each case, during the CIC Period, all PRSUs and time-based RSUs granted after August 31, 2022, will fully vest (with performance-based awards vesting at target if the termination occurs on or prior to the last day of the performance period and based on actual achievement if the termination occurs after the last day of the performance period). PRSUs and time-based RSUs granted before August 31, 2022, will be treated in accordance with the "double trigger" treatment provided under the 2005 Long-term Equity Incentive Plan, which provides if awards are assumed or substituted with awards of the surviving company and the partner is terminated without cause or resigns for good reason during the one-year period following the change in control, unvested awards will accelerate vesting upon such qualifying termination (with any performance-based awards vesting at target).

(7) In connection with the termination of her employment in March 2025, Ms. Ruggeri's severance payments and benefits included (i) the cash severance payments set forth in the Severance and CIC Plan (which also included a $25,000 payment for outplacement services) described in footnote (1); and (ii) continued vesting of her fiscal year 2023, fiscal year 2024 and fiscal year 2025 PRSUs and her fiscal year 2022, fiscal year 2023, fiscal year 2024, and fiscal year 2025 time-based RSUs under the Leadership Stock Plan (prorated, in each case, based on length of service during vesting period).

(8) Mr. Bauduin, as a senior vice president, is not a participant in the Company's Executive Severance and CIC Plan. Accordingly, the cash severance amounts, COBRA coverage amounts, and RSUs and PRSU amounts are governed by the Company's Severance Pay Plan for Senior Vice Presidents. Under this plan Mr. Bauduin is eligible to receive basic severance benefit amounts equal to 39 weeks or base salary plus one week of base salary for each completed year of service, up to a maximum of fifty-two weeks total. As of September 28, 2025, Mr. Bauduin would have been eligible to receive 40 weeks of base salary under the Severance Pay Plan for Senior Vice Presidents. Further, Mr. Bauduin is eligible to receive bonus and equity replacement benefits, pro-rated based on his separation date.

CEO pay ratio

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annual total compensation of Mr. Niccol (who served as ceo on our determination date of September 27, 2025) to the annual total compensation of our median partner (excluding Mr. Niccol). The ratio is a reasonable estimate calculated in a manner consistent with SEC requirements. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable because companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own ratios.

Starbucks employs approximately 367,000 partners in over 21,000 Company-operated stores, which impacts the comparability of our ceo pay ratio to the disclosed pay ratios of companies that operate solely under franchised- or licensed-store models. Partners frequently work in flexible, part-time roles, which has the effect of lowering the annual total compensation for our median employee. In addition, Starbucks is a global company, with approximately 158,000 partners outside the U.S. Therefore, the median compensation disclosed below is based on our global workforce and is not designed to capture the median compensation of our U.S. partners.

Finally, to attract and retain talent, we pay competitively and tailor employee benefits in each jurisdiction, resulting in total rewards offerings that vary from country to country. For this reason, and because each partner's relationship with our industry-leading total rewards offerings differs based on individual circumstances, we have not ascribed a value to healthcare or the other benefits provided to our partners. This allows total compensation of the median partner to represent the median of all partners based on elements of compensation shared generally among our partners worldwide.

Consistent with the methodology utilized for the fiscal year 2024 calculation, we identified our median employee from all full-time and part-time partners regardless of status who were on our payroll records as of a determination date of September 27, 2025, based on base wages paid during the twelve-month period ending on that date. For permanent partners hired during the twelve-month period, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents applying an average exchange rate for the fiscal year. The fiscal year 2025 annual total compensation for Mr. Niccol was $30,992,773, as reported in the Summary Compensation Table of this proxy statement. The fiscal year 2025 annual total compensation for our median employee, a part-time barista in the U.S., was $17,279. The ratio of our ceo's annual total compensation to our median employee's annual total compensation for fiscal year 2025 is 1,794 to 1.

Pay versus performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer ("PEO") and non-PEO NEOs and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act (the "Pay Versus Performance Rules") and does not necessarily reflect how the Compensation Committee evaluates compensation decisions.

													Value of Initial Fixed $100 Investment Based On(5):			
Fiscal Year(1)	Summary Compen-sation Table Total for Kevin Johnson	Compen-sation Actually Paid to Kevin Johnson(2)(3)	Summary Compen-sation Table Total for Howard Schultz	Compen-sation Actually Paid to Howard Schultz(2)(3)	Summary Compen-sation Table Total for Laxman Narasimhan	Compen-sation Actually Paid to Laxman Narasimhan(2)(3)	Summary Compen-sation Table Total for Rachel Ruggeri	Compen-sation Actually Paid to Rachel Ruggeri(2)(3)	Summary Compen-sation Table Total for Brian Niccol	Compen-sation Actually Paid to Brian Niccol(2)(3)	Average Summary Compen-sation Table Total for non-PEO NEOs	Average Compen-sation Actually Paid to non-PEO NEOs(2)(4)	Total Share-holder Return (3-Year)	Peer Group Total Share-holder Return (3-Year)	Net Income	Adjusted EPS(6)
2025	$0	$0	$0	$0	$0	$0	$0	$—	$30,992,773	$3,634,603	$8,903,519	$5,848,687	$110.47	$165.21	$1,856.4	$2.150
2024(7)	$0	$0	$0	$0	$21,530,692	$5,709,978	$6,627,008	$3,900,195	$95,801,676	$96,434,632	$5,660,591	$3,904,722	$125.74	$137.32	$3,760.9	$3.350
2023	$0	$0	$757,597	$757,597	$14,604,531	$20,654,309	0	0	$0	$0	$5,232,406	$6,511,524	$114.96	$107.23	$4,124.5	$3.618
2022(8)	$16,718,154	($2,892,677)	$374,558	$374,558	$0	$0	0	0	$0	$0	$7,460,707	$1,988,554	$103.93	$94.25	$3,281.6	$3.010
2021	$20,425,162	$61,589,251	0	0	0	0	0	0	0	0	$5,901,721	$7,075,705	$136.25	$119.15	$4,199.3	$3.002

(1) The following table lists the PEO and non-PEO NEOs for each of fiscal years 2025, 2024, 2023, 2022, and 2021.

Year	PEO	Non-PEO NEOs
2025	Brian Niccol	Cathy Smith, Brady Brewer, Mike Grams, Sara Kelly, Rachel Ruggeri, and Val Bauduin
2024	Brian Niccol, Laxman Narasimhan, and Rachel Ruggeri	Michael Conway, Brady Brewer, and Bradley E. Lerman
2023	Laxman Narasimhan and Howard Schultz	Rachel Ruggeri, Michael Conway, Bradley E. Lerman, and Sara Kelly
2022	Howard Schultz and Kevin Johnson	Laxman Narasimhan, Rachel Ruggeri, John Culver, Michael Conway, and Rachel Gonzalez
2021	Kevin Johnson	Rachel Ruggeri, John Culver, Michael Conway, Rachel Gonzalez, Patrick Grismer, and Rosalind Brewer

(2) The dollar amounts reported represent the amount of “compensation actually paid,” as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating “compensation actually paid,” the fair value of equity awards is calculated in accordance with FASB ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to the Summary Compensation Table for additional information).

(3) The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate “compensation actually paid” to our PEOs in accordance with the Pay Versus Performance Rules:

Fiscal Year	Brian Niccol 2025
Summary Compensation Table Total	$30,992,773
– Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($19,881,585)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$20,345,999
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	($26,559,887)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	($1,262,696)
– Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$0
Compensation Actually Paid	$3,634,603

(4) The following table shows the amounts deducted from and added to the average Summary Compensation Table total compensation to calculate the average “compensation actually paid” to our non-PEO NEOs in accordance with the Pay Versus Performance Rules.

Fiscal Year	Non-PEO NEOs 2025
Summary Compensation Table Total	$8,903,519
– Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($7,213,322)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$5,680,814
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	($1,100,018)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$19,632
– Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	($441,938)
Compensation Actually Paid	$5,848,687

(5) In accordance with the Pay Versus Performance Rules, the Company and the Company’s peer group cumulative TSR (the “Peer Group TSR”) is determined based on the value of an initial fixed investment of $100 on September 25, 2020, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using S&P 500 Consumer Discretionary, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report on Form 10-K for the fiscal year ended September 28, 2025.

(6) We have determined that adjusted EPS is the financial performance measure that, in the Company’s assessment, represents the most important financial performance measure used to link “compensation actually paid” to our NEOs, for fiscal year 2025, to Company performance (the “Company Selected Measure” as defined in the Pay Versus Performance Rules). Adjusted EPS is a non-GAAP measure. Appendix A includes a reconciliation of adjusted EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

TABULAR DISCLOSURE OF MOST IMPORTANT PERFORMANCE MEASURES

In accordance with the Pay Versus Performance Rules, the following table lists the measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to the Company's NEOs, for fiscal year 2025, to Company performance, as further described in our CD&A within the sections titled "*Fiscal Year 2025 Executive Compensation Overview*" (see page 44), "*Financial Performance Goals (75%)*" (see page 47), and "*Fiscal Year 2025 Annual PRSUs*" (see page 51).

Most Important Performance Measures
Adjusted EPS[(1)] (Company selected measure)
Adjusted Net Revenue[(2)]
Adjusted Operating Income[(3)]
Comparable Store Sales[(4)]
Relative TSR

(1) Adjusted EPS is a non-GAAP measure. Appendix A includes a reconciliation of adjusted EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(2) Adjusted net revenue is a non-GAAP measure. Appendix A includes a reconciliation of adjusted net revenue to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(3) Adjusted operating income is a non-GAAP measure. Appendix A includes a reconciliation of adjusted operating income to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(4) Comparable store sales is a key performance indicator. Includes only Starbucks company-operated stores open 13 months or longer. Comparable store sales exclude the effects of fluctuations in foreign currency exchange rates and Siren Retail stores. Stores that are temporarily closed or operating at reduced hours remain in comparable store sales while permanent store closures are removed in the month following closure.

RELATIONSHIP BETWEEN "COMPENSATION ACTUALLY PAID" AND PERFORMANCE MEASURES

In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to the NEOs aligns with the Company's financial performance as measured by TSR, net income, and adjusted EPS, as well as a comparison of TSR and Peer Group TSR.

COMPENSATION ACTUALLY PAID, TSR, AND PEER GROUP TSR


Compensation Actually Paid ($M)
100
80
60
40
20
0
$61.6
$136
$119
$7.1
$-2.9
$0.4
$104
$94
$2.0
$0.8
$20.7
$115
$107
$6.5
$5.7
$3.9
$137
$126
$96.4
$3.9
$165
$110
$3.6
$5.8
2021
2022
2023
2024
2025
170
150
130
110
90
Value of Initial $100 Investment from September 25, 2020
PEO Compensation (Kevin Johnson)
PEO Compensation (Howard Schultz)
PEO Compensation (Laxman Narasimhan)
PEO Compensation (Rachel Ruggeri)
PEO Compensation (Brian Niccol)
Non-PEO Compensation
SBUX TSR
Peer TSR

COMPENSATION ACTUALLY PAID AND NET INCOME


Compensation Actually Paid ($M)
100
80
60
40
20
0
$61.6
$4,199.3
$7.1
$-2.9
$0.4
$3,281.6
$2.0
$0.8
$20.7
$4,124.5
$6.5
$5.7
$3.9
$3,760.9
$96.4
$3.9
$1,856.4
$3.6
$5.8
2021
2022
2023
2024
2025
5000
4000
3000
2000
1000
Net Income ($M)
PEO Compensation (Kevin Johnson)
PEO Compensation (Howard Schultz)
PEO Compensation (Laxman Narasimhan)
PEO Compensation (Rachel Ruggeri)
PEO Compensation (Brian Niccol)
Non-PEO Compensation
Net Income ($M)

COMPENSATION ACTUALLY PAID AND ADJUSTED EPS


Compensation Actually Paid ($M)
100
80
60
40
20
0
$61.6
$3.002
$7.1
$-2.9
$0.4
$3.010
$2.0
$0.8
$20.7
$3.618
$6.5
$5.7
$3.9
$3.350
$96.4
$3.9
$2.150
$3.6
$5.8
2021
2022
2023
2024
2025
4.0
3.5
3.0
2.5
2.0
Adjusted EPS
PEO Compensation (Kevin Johnson)
PEO Compensation (Howard Schultz)
PEO Compensation (Laxman Narasimhan)
PEO Compensation (Rachel Ruggeri)
PEO Compensation (Brian Niccol)
Non-PEO Compensation
Adjusted EPS



Proposal 3 Ratification of Selection of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent external audit firm retained to audit the Company's financial statements. As a matter of good corporate governance, the Audit Committee requests that shareholders ratify its selection of Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for fiscal year 2026. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during fiscal year 2026 if it determines that such a change would be in the best interests of the Company and our shareholders. In addition to the selection of the firm, the Audit Committee is directly involved in the selection of Deloitte's lead engagement partner in conjunction with the mandated rotation of the person in that role.

The members of the Audit Committee and the board believe that the continued retention of Deloitte to serve as the Company's independent external auditor is in the best interests of the Company and its shareholders. We expect that representatives of Deloitte will attend the Annual Meeting. They will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from shareholders.

The ratification of the selection of Deloitte as our independent registered public accounting firm requires that the votes cast in favor of ratification exceed the votes cast against ratification.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee reviews a description of the scope of services falling within pre-designated fee categories and imposes specific budgetary guidelines. The following table sets forth the aggregate fees paid to Deloitte, which were in compliance with our pre-approval policy, for fiscal year 2025 and fiscal year 2024 (amounts in thousands):

Type of Fees	Fiscal Year 2025	Fiscal Year 2024
Audit Fees	$9,765	$9,098
Audit-Related Fees	$6	$6
Tax Fees	$117	$344
All Other Fees	$231	$232
Total	$10,119	$9,680

Audit Fees consist of fees paid to Deloitte for:

- the audit of the Company's annual financial statements included in the Annual Report on Form 10-K and review of financial statements included in Quarterly Reports on Form 10-Q;
- the audit of the Company's internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and
- services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under Audit Fees. This category includes fees related to audit and attest services not required by statute or regulations; due diligence related to mergers, acquisitions, and investments; and consultations concerning financial accounting and reporting standards.

Tax Fees consist of fees for professional services for tax compliance, tax advice, and tax planning. These services include assistance regarding federal, state, and international tax compliance, return preparation, tax audits, and customs and duties.

All Other Fees consist of fees for permitted services other than those that meet the criteria above.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of Deloitte and has concluded that it is.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is responsible for appointing, setting compensation for, and overseeing Deloitte's work. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by Deloitte. The policy is available at www.starbucks.com/about-us/corporate-governance. The policy provides for the general pre-approval of specific types of services, gives detailed guidance to management as to the specific services that are eligible for general pre-approval, and establishes requirements for annual pre-approval levels and subsequent specific pre-approval requests. The policy requires specific pre-approval of all other permitted services. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the rules of the SEC on auditor independence. The Audit Committee's charter delegates to its chair the authority to address any requests for pre-approval of services between Audit Committee meetings, and the chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The policy prohibits the Audit Committee from delegating to management the Audit Committee's responsibility to pre-approve any permitted services.

Requests for pre-approval for services that are eligible for general pre-approval must be submitted to our controller and be detailed as to the services to be provided and the estimated total cost. The controller then determines whether the services requested fall within the detailed guidance of the Audit Committee in the policy as to the services eligible for general pre-approval. Deloitte and management must report to the Audit Committee on a timely basis regarding the services provided by Deloitte in accordance with general pre-approval.

AUDIT COMMITTEE REPORT

As part of fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements and related footnotes for the fiscal year ended September 28, 2025, with management and Deloitte. The Audit Committee also discussed with Deloitte those matters required to be discussed by the applicable requirements under Public Company Accounting Oversight Board standards and the SEC. The Audit Committee has received the written disclosures and the letter from Deloitte required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence and has discussed its independence with Deloitte.

Based upon the review and discussions referred to above, the Audit Committee recommended to the board that the audited consolidated financial statements be included in the Starbucks Annual Report on Form 10-K for the fiscal year ended September 28, 2025, for filing with the SEC.

Respectfully submitted,

Andy Campion (chair)
Ritch Allison
Dambisa Moyo
Daniel Servitje
Wei Zhang

Board Recommendation

The board of directors recommends a vote **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2026.



Proposals 4–9
Shareholder proposals

Proposals 4 through 9 are shareholder proposals that will be voted on at the Annual Meeting if properly presented by or on behalf of the respective proponent. The proponents are responsible for the content of their proposals, for which we and our board accept no responsibility.

In November 2025, the SEC issued guidance allowing a company to exclude a Rule 14a-8 shareholder proposal from its proxy statement by providing an unqualified representation that the company has a reasonable basis for exclusion under Rule 14a-8, prior SEC guidance, or judicial decisions. Shortly before the SEC issued that guidance, we had submitted requests for no action with respect to four of these shareholder proposals. After careful review and consideration, and notwithstanding the bases for exclusion that we articulated in those requests for no action, we have not excluded any proposals from this proxy statement, primarily due to the absence of clear post-guidance precedent. Accordingly, this proxy statement includes all Rule 14a-8 shareholder proposals we received.

We will promptly provide, to our knowledge, each shareholder proponent's name, address, and share ownership upon a shareholder's oral or written request given to our corporate secretary at Starbucks Corporation, 2401 Utah Avenue South, Seattle, Washington 98134.

PROPOSAL 4

Shareholder proposal requesting supermajority shareholder voting requirements be replaced with majority voting requirements

The Accountability Board, with an address of 401 Edgewater Place, #600, Wakefield, Massachusetts 01880, owner of at least $2,000 of Starbucks common stock for at least three years, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

RESOLVED:

Shareholders request that our board take the steps necessary so that any voting requirement that calls for a greater than majority vote be replaced by a requirement for a majority of the votes entitled to be cast on applicable proposals.

SUPPORTING STATEMENT:

Dear Fellow Shareholders:

Starbucks requires a two-thirds supermajority vote to approve mergers and share exchanges. Although this is the default standard under Washington corporate law (where Starbucks is incorporated), companies can replace that onerous requirement with a majority standard instead. Because supermajority standards are detrimental to shareholders, we believe Starbucks should instead adopt majority voting as the law permits.

Indeed, if action is good for the company, the Board should make its case to shareholders and seek majority approval; if it cannot make its case, shareholders should be able to meaningfully exercise their rights to stop such action.

Thus, we believe all matters permitted by law to be approved via simple majority should be presented to shareholders without heightened barriers.

Glass Lewis agrees, concluding that “a simple majority is appropriate to approve all matters presented to shareholders.” Institutional Shareholder Services (ISS), which supports eliminating supermajority requirements, calls them “materially adverse to shareholder rights.” And major asset managers like BlackRock and Vanguard also generally support reducing or eliminating supermajority requirements.

Consider, also, that just some of the major companies whose recent proxy statements tout their lack of supermajority voting provisions: 3M, Allstate, BJ’s Wholesale, BNY Mellon, Boeing, Capital One, Chevron, CVS, Danaher, Darden, Dow, Ebay, FedEx, Ford, GE, GM, GoDaddy, Goldman Sachs, Hershey, IBM, Jack in the Box, Johnson & Johnson, JPMorgan Chase, Korn Ferry, Lockheed Martin, McKesson, Motorola Solutions, Nasdaq, PG&E, Quest Diagnostics, Salesforce, United Airlines, Walmart, Western Union, and Wendy’s.

Given the broad-ranging support for simple majority voting requirements, it’s perhaps unsurprising that proposals to eliminate supermajority requirements have passed in landslide votes at other companies.

As just ten examples, supermajority proposals filed by shareholders but opposed by management have passed at Tesla, McDonald’s, Staples, Netflix, SpartanNash, Kellogg, Hess, UNFI, FirstEnergy, and Walgreen’s—with approval from approximately 75% of the voted shares, on average. At some of these companies, votes have exceeded 90%.

Based on the foregoing, we believe support for this request is clearly warranted. Thank you.

BOARD RECOMMENDATION

The Starbucks board of directors makes **no recommendation** as to how shareholders vote on this proposal for the following reasons:

The board appreciates the proponent's engagement and stated interest in enhancing Starbucks corporate governance but does not agree that reducing voting thresholds is beneficial to shareholders in all contexts. This is particularly the case because Starbucks shareholder voting thresholds under the Company's governing documents are already consistent with either the simple majority standard requested by the proponent or the default under the Washington Business Corporation Act (WBCA). Accordingly, the board, which is committed to proactive shareholder engagement and strong governance practices, makes no recommendation and intends to consider the feedback of Starbucks shareholders on this matter.

The board encourages shareholders to evaluate the proposal in the context of Starbucks existing governance framework. Under the Company's governing documents and the WBCA, Starbucks shareholder voting thresholds are set at the lowest levels permitted—typically a majority of votes cast or a majority of shares entitled to vote—with limited exceptions.

The exceptions relate to major corporate actions for which (i) the WBCA imposes a default two-thirds vote threshold and (ii) the Company has not "opted out" by expressly including a lower threshold in its articles of incorporation. These actions include a merger or share exchange; an asset sale leaving the Company without significant continuing business activity; or a voluntary dissolution of the Company.

When any of the matters above come before a company's shareholders for a vote, they carry significant implications for the company's future and shareholders' investments. Washington's legislators, along with legislators in several other states, were sensitive to the gravity of such situations when they subjected these matters to a default statutory requirement of supermajority shareholder approval. In voting on this proposal, the board recommends that shareholders consider whether maintaining a higher level of shareholder consensus for these matters may in fact be the optimal governance approach.

Because the proposal effectively targets this limited set of corporate actions and because the amendments contemplated by the proponent require approval by holders of two-thirds of the outstanding shares entitled to vote, we are skeptical that the requisite portion of our shareholder base would be supportive of such amendments absent a compelling reason (e.g., a potential merger or asset sale). However, the board will carefully consider the outcome of the vote on this advisory proposal, along with other shareholder input and relevant factors, in evaluating whether any changes to the Company's articles of incorporation to lower the relevant thresholds are warranted. The board looks forward to receiving input from shareholders on this topic.

Board Recommendation

The Board makes **no recommendation** as to how you vote on this proposal.

PROPOSAL 5

Shareholder proposal requesting adoption of an independent board chair policy

National Legal and Policy Center ("NLPC"), with an address of 107 Park Washington Court, Falls Church, Virginia 22046, owner of at least $2,000 of Starbucks common stock for at least three years, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

RESOLVED:

Shareholders request the Board of Directors of Starbucks Corporation ("Company") adopt as policy, and amend the governing documents as necessary, to require hereafter that two separate people hold the office of the Chairman of the Board ("Chair") and the office of the Chief Executive Officer ("CEO") as follows:

Selection of the Chairman of the Board: The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board may select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board seeks an Independent Chairman of the Board.

The Chairman should not be a former CEO of the company.

Selection of the Chairman of the Board shall be consistent with applicable law and existing contracts.

SUPPORTING STATEMENT:

The Chair and CEO roles—each with separate, different responsibilities that are critical to the health of a successful corporation—are greatly diminished when held by a singular company official, weakening its governance structure.

Expert perspectives substantiate our position:

- According to the 2024 Spencer Stuart Board Index survey, 60 percent of S&P 500 companies had separate CEOs and Board Chairs as of 2024, up from 47 percent in 2014. Meanwhile, 39% of companies had an independent chair as of 2024, up from 28% in 2014.[(1)]
- Proxy adviser Institutional Shareholder Services contends that "the chair of the board should ideally be an independent director," and generally encourages investors to vote for "shareholder proposals requiring that the board chair position be filled by an independent director."[(2)]
- Proxy adviser Glass Lewis wrote in 2024, "it can become difficult for a board to fulfill its role of overseer and policy setter when a CEO/chair controls the agenda and the boardroom discussion. Such control can allow a CEO to have an entrenched position, leading to longer-than-optimal terms, fewer checks on management, less scrutiny of the business operation, and limitations on independent, shareholder-focused goal-setting by the board."[(3)]
- According to the CFA Institute Research and Policy Center, "Combining [Chairman and CEO] positions may give undue influence to executive board members and impair the ability and willingness of board members to exercise their independent judgment … Many jurisdictions consider the separation of the chair and CEO positions a best practice because it ensures that the board agenda is set by an independent voice uninfluenced by the CEO."[(4)]

Search firm Calibre One argues that "governance best practices increasingly recommend separating the roles of CEO from the Chair of the Board, especially in times of leadership transition or strategic inflection … When one executive holds both titles, it can lead to ambiguity in oversight responsibilities. By contrast, separating the roles introduces a clearer distinction."[(5)]

(1) https://www.spencerstuart.com/-/media/2024/09/ssbi2024/2024_us_spencer_stuart_board_index.pdf

(2) https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf

(3) https://resources.glasslewis.com/hubfs/2024%20Guidelines/2024%20US%20Benchmark%20Policy%20Guidelines.pdf

(4) https://rpc.cfainstitute.org/sites/default/files/-/media/documents/article/position-paper/corporate-governance-of-listed-companies-3rd-edition.pdf

(5) https://www.calibreone.com/a-thoughtful-look-at-ceo-chair-separation-what-boards-should-consider-in-2025/

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

Our board has a fiduciary duty to act in the best interests of the Company and its shareholders. This includes determining the board leadership structure most appropriate for the Company's evolving needs. This proposal, which is similar to a proposal we received last year that was opposed by 85% of voting shares, would mandate a rigid policy to separate the roles of chair and ceo and unnecessarily constrain the board's ability to exercise its judgment and adopt appropriate governance practices.

Effective governance requires flexibility. Our current governance framework allows the board to determine the most suitable leadership structure based on a range of factors, including business strategy, Company performance, industry dynamics, regulatory developments, results of board and committee self-assessments, and investor feedback. This flexibility is essential to ensure the board can fulfill its oversight responsibilities effectively.

The proposal would prohibit the board from adopting a leadership structure that includes a combined chair/ceo paired with a strong lead independent director—even when the board has determined that such a structure best serves the interests of the Company and its shareholders. The very structure the board has currently determined to be in the best interests of the Company and its shareholders–with Brian Niccol serving as chair/ceo and Jørgen Vig Knudstorp serving as lead independent director–would be precluded under the proponent's requested policy.

A significant majority of companies in the S&P 500 reject this inflexible approach to governance. As of August 2023, 76% of S&P 500 companies, including Starbucks, employed a case-by-case approach to board leadership—an increase of 4% over the preceding five years.[(1)] Removing this flexibility restricts the board's ability to adapt to circumstances and select a leadership structure it believes to be in the then-best interests of the Company and its shareholders.

If the chair is not an independent director, the Company's governance documents require the independent directors to appoint a lead independent director. Duties of this role, as outlined in our Corporate Governance Principles and Practices, are broad, substantive, and overlap considerably with duties of an independent chair, promoting strong management oversight and accountability.

Moreover, other governance practices and structures complement our approach to board leadership, promoting effective oversight and accountability:

- The board annually reviews its leadership structure.
- Directors are elected annually by majority vote.
- Shareholders have the right to call special meetings and nominate directors.
- All key board committees are composed entirely of independent directors.
- Since 2023, the board has added seven new independent directors, reflecting its commitment to evolving with the Company's strategic needs.
- Our lead independent director serves as the primary point of contact between the board and shareholders and is available, when appropriate, for consultations with shareholders.

Finally, while the board has determined that a combined chair/ceo structure best promotes Company and shareholder interests under current circumstances, it retains the discretion to adopt a different structure if circumstances change. Indeed, in the six years preceding Mr. Niccol's appointment, the board featured two different independent chairs.

To govern effectively, the board must retain the flexibility to select the leadership structure best suited to the Company's needs at any given time. Adopting the rigid policy proposed would impair the board's ability to do so and is unnecessary given Starbucks' strong governance practices and the substantive role of its lead independent director.

(1) *2023 Disclosure Practices on Board Leadership and Structure* (posted January 18, 2024), available at https://corpgov.law.harvard.edu/2024/01/18/2023-disclosure-practices-on-board-leadership-and-structure/

Board Recommendation

The Board of directors recommends a vote **AGAINST** this proposal.

PROPOSAL 6

Shareholder proposal requesting a report on the Company's apparent exclusion of detransitioning in its healthcare coverage

The Free Enterprise Project of the National Center for Public Policy Research, with an address of 2005 Massachusetts Ave. NW, Washington, D.C. 20036, owner of at least $2,000 of Starbucks common stock for at least three years, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

RESOLVED:

Shareholders request that the Board of Directors of Starbucks conduct an evaluation and issue a report within the next year, at reasonable cost and excluding confidential information, assessing financial risks associated with the company's apparent exclusion of detransitioning in its healthcare coverage.

SUPPORTING STATEMENT:

Starbucks promotes the fact that it offers comprehensive gender-affirming care as a part of its employee benefits package.[1] Specifically, the company has "partnered with the World Professional Association for Transgender Health (WPATH) to create a gender-affirming care medical policy that is inclusive of medical services that most companies have historically considered cosmetic."[2]

WPATH's public Standards for Care (Version 8) focuses on aiding persons in transition[3] but declines to affirmatively state that coverage should extend to detransitioning.[4] Starbucks' website also is apparently silent on detransition coverage.[5]

It is worth noting that reliance on WPATH has itself become risky. For example, in April 2025, the White House noted that WPATH standards "were not drafted based on scientific evidence, but on political considerations."[6] Critically, this opens institutions pushing those standards up to potentially significant damages.[7] All may explain why Texas recently passed a law "requiring health plans cover detransition."[8]

Detransitioning is likely at least as expensive as transitioning. For context, the NIH has estimated that the average cost for surgical intervention in gender-affirming care is $41,236 per person on average.[9] Additionally, hormone treatment costs per person vary based on the hormone prescribed; for example: a complete, 6.8 year dose of GnRH costs $17,838 per transitioner.[10]

These numbers, while already expensive, do not include individual costs involved in reparative procedures, medicines, or health complications which may arise due to detransitioning.[11] It would arguably be an injustice to not include detransitioning procedures as part of "gender affirming care." Unfortunately, promoting gender transitioning while ignoring detransitioning may be an embedded part of transgender ideology.[12]

Beyond an appeal to base justice, the Supreme Court has clarified that employers cannot discriminate based on gender identity or expression when making employment decisions (including healthcare), without violating Title VII.[13] The Court has clarified earlier this year that Title VII protections extend to both majority and minority populations equally.[14] Refusal to provide detransition services could expose Starbucks to costly anti-discrimination lawsuits involving damages and sanctions from private plaintiffs and the government.[15]

And lest anyone try to argue that potentially covered individuals represent too small a number to be material, recall that a single transgender influencer was apparently able to destroy "a whopping $27 billion in market value" at Anheuser-Busch InBev in 2023.[16]

In light of the foregoing, shareholders should vote in favor of our Proposal.

(1) https://www.starbucksbenefits.com/en-us/home/health-benefits/medical-dental-vision/
(2) Id.
(3) https://www.tandfonline.com/doi/pdf/10.1080/26895269.2022.2100644
(4) See generally, id.
(5) Supra note 1.
(6) https://www.whitehouse.gov/fact-sheets/2025/04/report-to-the-president-on-protecting-children-from-surgical-and-chemical-mutilation-executive-summary/
(7) See generally, e.g., Campbell Miller Payne, PLLC ("seeking justice for the detransitioner community nationwide"), https://cmppllc.com/
(8) https://www.yahoo.com/news/abbott-signs-bill-requiring-health-155158778.html
(9) https://pmc.ncbi.nlm.nih.gov/articles/PMC9679590/
(10) Id.
(11) https://pmc.ncbi.nlm.nih.gov/articles/PMC9315415/
(12) See, generally, https://www.reuters.com/investigates/special-report/usa-transyouth-outcomes/ ("detransitioning and regret have long been untouchable subjects").
(13) *Bostock v. Clayton County*, 590 U.S. 644, 666-73 (2020).
(14) *Ames v. Ohio Dep't of Youth Servs.*, 605 U.S. 303, 309-10 (2025).
(15) https://www.whitehouse.gov/presidential-actions/2025/01/ending-illegal-discrimination-and-restoring-merit-based-opportunity/
(16) https://nypost.com/2023/06/02/bud-light-parent-anheuser-buschs-stock-lost-27b-over-dylan-mulvaney/

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

The board has concluded that conducting the evaluation and issuing the report requested by the proponent would not serve the best interests of the Company or its shareholders.

Our continued success depends on our ability to attract and retain top talent. We believe our industry-leading total rewards program is essential to achieving this goal. Management, with appropriate board oversight, has designed and implemented a comprehensive suite of compensation and benefits that supports partners in both their personal and professional lives—enabling them to safeguard their physical, emotional, and financial wellbeing and bring their best selves to work. Our benefits offerings are expansive and reflect the unique and varied needs of our partner community.

Using our internal teams and external advisors, we continuously assess and evolve our compensation and benefits programs to ensure they remain responsive to the needs of our partners. Such assessment requires a deep understanding of not only employee compensation and benefits, including the state-specific rules and regulations that govern them, but also our business operations, the markets in which we operate, and, critically, our partner base.

In voting on this proposal, shareholders should note that the proponent is requesting Starbucks to take a set of very specific actions with respect to certain aspects of Starbucks benefits offerings, while another proposal in this proxy statement prescribes a different set of actions to address similar elements of our benefits offerings. This further illustrates the complexity and variety of considerations that underly business decisions around the design of our benefits program, which makes it crucial for our management team to have the discretion to make informed decisions taking into account stakeholder feedback and other factors as appropriate.

For these reasons, the board believes that the requested evaluation and report would not yield meaningful additional insight or value for shareholders.

Board Recommendation

The Board of directors recommends a vote **AGAINST** this proposal.

PROPOSAL 7

Shareholder proposal requesting a report on median compensation and benefits gaps as they address reproductive and gender dysphoria care

Bowyer Research, with an address of P.O. Box 120, McKeesport, PA 15135, on behalf of The Oklahoma Tobacco Settlement Endowment Trust ("TSET"), owner of at least $25,000 of Starbucks common stock for at least one year, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

WHEREAS:

Compensation and benefits inequities persist across employee gender categories and pose substantial risk to companies and the shareholders who own them. In 2022, shortly before the Supreme Court's 2022 decision in *Dobbs v. Jackson Women's Health Organization* that overturned Roe v. Wade, Starbucks announced[1] its intention to reimburse employee travel for abortion. Despite the personal nature of reproductive care, the Company's behavior seems to indicate a belief that abortion, and other controversial medical decisions, ought to involve patients, physicians, and also the political opinions of Starbucks. As noted by the 1792 Exchange's Corporate Bias Rating,[2] Starbucks has committed[3] itself to covering costs of "medically necessary transition-related care" for employees and their children. The Company has staked out a position on gender dysphoria and confusion that indicates that sufferers can "transition" to a different sex. Yet, an increasing body of scientific evidence shows harms resulting from such "transition" treatments. Do the Company's employees victimized by such treatments receive healthcare benefits too?

This is not merely a moral or social issue. It is an area of direct, significant risk for the company. Starbucks is one of the highest-valued restaurant brands in the world, with an estimated brand value[4] near $40 billion, a massive proportion of its over $100 billion valuation[5]. The higher the brand value of a company, the more vulnerable it is to public scandal, scandal that is quickly emerging for companies that have taken non-fiduciary activist positions on issues such as abortion and gender-affirming care. Healthcare organizations like Kaiser Permanente are currently facing high-profile lawsuits[6] over coverage of transition treatments resulting in long-term harm[7] to patients, seeking damages worth millions of dollars.

Given the rapidly-shifting legal landscape surrounding such treatments, evidenced by cases such as *United States v. Skrmetti*, this risk area is only increasing for companies like Starbucks. Shareholders are right to ask Starbucks to address the obvious contingent liability and brand damage caused by championing controversial, scientifically dubious, and risk-fraught procedures such as abortion and gender-affirming care, especially when the company is unclear as to its coverage of corresponding areas such as detransition care.

Side-taking via healthcare policy is not in keeping with Starbucks' fiduciary duty or its responsibility to mitigate significant areas of legal and reputational risk and avoid widespread damage to brand value. In its healthcare coverage, as with all aspects of its corporate policies, Starbucks must instead focus on its fiduciary duty to shareholders, a fiduciary duty likely to be violated by engaging in politically divisive rhetoric and/or actions, including through its decisions on healthcare coverage.

RESOLVED:

Shareholders request the board of Starbucks report on median compensation and benefits gaps across gender as they address reproductive and gender dysphoria care, including associated policy, reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

(1) https://one.starbucks.com/tobeapartner/supporting-your-access-to-healthcare/
(2) https://1792exchange.com/company/starbucks/
(3) https://www.hrc.org/resources/corporations/starbucks-corp.
(4) https://www.nrn.com/restaurant-finance/mcdonald-s-passes-starbucks-as-the-world-s-most-valuable-restaurant-brand
(5) https://finance.yahoo.com/quote/SBUX/key-statistics/
(6) https://www.dhillonlaw.com/lawsuits/chloe-cole-v-kaiser-permanente/
(7) https://nationalpost.com/news/canada/michelle-zacchigna-ontario-detransitioner-sues-doctors

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

The board has concluded that preparing and issuing the report requested by the proponent would not serve the best interests of the Company or its shareholders.

Our continued success depends on our ability to attract and retain top talent. We believe our industry-leading total rewards program is essential to achieving this goal. Management, with appropriate board oversight, has designed and implemented a comprehensive suite of compensation and benefits that supports partners in both their personal and professional lives—enabling them to safeguard their physical, emotional, and financial wellbeing and bring their best selves to work. Our benefits offerings are expansive and reflect the unique and varied needs of our partner community. The design of our benefits program is a complex matter that requires a deep understanding of not only employee compensation and benefits, including the state-specific rules and regulations that govern them, but also our business operations, the markets in which we operate, and, critically, our partner base.

In voting on this proposal, shareholders should note that the proponent is requesting Starbucks to take a set of very specific actions with respect to certain aspects of Starbucks benefits offerings, while another proposal in this proxy statement outlines a different set of actions to address similar elements of our benefits offerings. This further illustrates the complexity and variety of considerations that underlay business decisions around the design of our benefits program, and the importance of providing our management team with the discretion necessary to make informed decisions.

In addition, the resolution appears to ask for a pay equity analysis. Starbucks already maintains a robust and transparent pay equity process, which is reviewed annually and designed to ensure equitable compensation across all employee groups. Together with that annual review, we continuously assess, evaluate, and, where appropriate, refine our compensation and benefits programs.

For these reasons, the board believes that the requested report would not yield meaningful additional insight or value for shareholders.

Board Recommendation

The board of directors recommends a vote **AGAINST** this proposal.

PROPOSAL 8

Shareholder proposal requesting a report on the Company's use of diagnostic tools created by politicized corporate partners

The Heritage Foundation, with an address of 214 Massachusetts Avenue NE, Washington, DC 20002, owner of at least $25,000 of Starbucks common stock for at least one year, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

WHEREAS:

Corporate charitable giving decisions have a direct and significant impact on both brand value and market value. When companies rely on organizations engaged in highly controversial activities for such guidance, they risk alienating customers, employees, and shareholders, and expose themselves to significant reputational, legal, and competitive risks. These risks can materially affect Starbucks' brand value, a key driver of market value.

The Southern Poverty Law Center (SPLC) is a prime example. While historically known for legal victories against hate groups, the SPLC now maintains a list of "hate groups" that inaccurately equates mainstream conservatives and Christians, including parental rights organizations, mainstream Catholics,[1] Alliance Defending Freedom, Dr. Ben Carson, and Franklin Graham with extremists.

The SPLC's use of vague, overbroad, and persistently undefined terms like "hate" to vet nonprofits is of deep concern to shareholders, as rhetoric around "hate" generates disturbing real-world consequences, including the 2012 shooting at the Family Research Council and, more recently, the assassination of Charlie Kirk, whose organization, Turning Point USA, the SPLC had recently added to their list. In both cases, rhetoric surrounding vague terms such as "hate" (and in the case of the Family Research Council, the SPLC's "hate map" was explicitly mentioned[2]) was cited as a factor in these heinous acts of violence. Despite condemning these attacks, the SPLC has refused to remove the "hate group" label from the targeted organizations.

The SPLC's recent lambasting of Turning Point USA[3] and Focus on the Family[4] as "hate groups" has intensified criticism, including from federal lawmakers,[5] that it targets conservative and Christian groups for their beliefs.

Despite this, Starbucks uses the SPLC to vet charities for its Partner Matching Gifts program.[6] This practice has raised concerns among shareholders about the potential reputational risks associated with supporting an organization that has been criticized for its controversial practices. Continued support for the SPLC may be perceived as endorsement of its controversial practices, potentially harming Starbucks' brand value and, by extension, its market value. Starbucks is one of the most valuable brands in the world, with its $38 billion brand value comprising a significant portion of its $93 billion market cap. The reputational brand risk associated with supporting controversial organizations like the SPLC is a significant concern for shareholders and can have long-term implications for the company's standing in the marketplace.

Many leading companies have refocused their policies to rely on internal vetting systems to better reflect responsibility to both political neutrality and fiduciary duty and to mitigate the reputational risk of politicized policies. It is time for Starbucks to do the same.

RESOLVED:

Shareholders request that Starbucks conduct an evaluation and issue a report within the next year, at reasonable expense and excluding proprietary and confidential information, analyzing the benefits, costs, and legal, reputational, competitive, and other relevant risks of Starbucks' use of diagnostic tools created by politicized corporate partners.

(1) https://www.heritage.org/religious-liberty/commentary/the-fbis-targeting-radical-traditional-catholics-bodes-ill

(2) https://www.frc.org/frcactionpressreleasestemplate/chick-fil-a-donates-to-splc-anti-christian-group-linked-to-shooter-that-stormed-family-research-council#gsc.tab=0

(3) https://www.splcenter.org/resources/reports/turning-point-usa-case-study-hard-right-2024/

(4) https://www.splcenter.org/resources/extremist-files/focus-family/

(5) https://mcusercontent.com/000045cecbf68668f1c6603a1/files/8deaa23b-77f1-5c2d-fe28-861d7dfdf795/Roy_Select_Committee_Letter_v2_2_.pdf

(6) https://www.starbucksbenefits.com/en-us/home/company-perks/partner-matching-gifts/

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

Since the beginning, Starbucks has been about more than coffee. That's why we have made a promise to contribute positively to every community we serve. This promise comes to life in our communities through our partners (employees) who know their neighborhoods best.

The proposal focuses on a narrow aspect of Starbucks Giving Match program and prescribes a specific method for how Starbucks should assess its charitable giving decisions. For a company like Starbucks, decisions related to charitable giving require the consideration of a multitude of factors. Together with our partners, Starbucks supports a wide range of charitable organizations, driven by our desire to uplift the communities we serve and to invest in the coffee-, tea-, and cocoa-growing regions where we source our high-quality products. We strive to empower every partner to act as a champion in their community, recognizing that our partners are local leaders who make meaningful contributions in thousands of communities worldwide. We design stores that reflect and uplift the communities they serve, support small businesses by expanding access to capital, and work with a wide range of suppliers, including small businesses, across our supply chain. We also invest in The Starbucks Foundation to amplify our global impact.

Take our work addressing food insecurity and hunger as an example. These efforts focus on reducing food waste, donating unsold food, investing in food rescue infrastructure, and supporting long-term food security improvements in areas connected to our value chain and the communities we serve. For instance:

- Our FoodShare program rescues surplus food, donating meals to communities while reducing food waste. In the U.S., our FoodShare program is available across 100% of our company-operated stores and has allowed us to divert 133 million pounds of food waste and donate 111 million meals to over 300 food banks.
- Internationally, we support hunger relief through a variety of initiatives including food donation and hunger relief programs across markets in Asia Pacific and Latin America and through partner volunteering.
- Since The Starbucks Foundation's Global Community Impact Grants launched in 2022, more than $14 million in grants have been awarded to over 200 nonprofits across 62 markets to support hunger relief, among other priority causes.
- When communities around the world need help in the aftermath of disasters, The Starbucks Foundation works with nonprofit partners to deliver critical hunger relief support, including efforts to provide food aid following flooding in Hill Country Texas, and the Los Angeles wildfires, among other global disasters.

Beyond the issue of hunger relief, in the U.S. and Canada, our Giving Match program recognizes and supports partners' individual contributions of eligible financial donations and volunteer time to 501(c)(3) public charities in the U.S. and registered charities in Canada by matching up to $1,000 per fiscal year. In fiscal year 2024, Starbucks donated nearly $2.2 million to over 5,000 such organizations through Giving Match. These contribution efforts are partner-led and allow our partners to champion and contribute to their communities. In general, donations to political or professional organizations, private foundations, religious organizations benefiting only those with like beliefs, and organizations found to have engaged in discriminatory conduct or designated as hate groups are not eligible for matching. Given the broad range of organizations that participate in our Giving Match Program, Starbucks, like many other companies, uses a third-party service provider to efficiently administer its matching program.

While we believe that the design of our Gift Match Program remains aligned with industry practice, we continue to monitor the design of the program, taking into account our impact on the communities we serve among many other factors. Therefore, we believe that the proposal is misguided because it seeks to micromanage the Company by requesting a report that would not yield meaningful additional insight or value for shareholders, including because it references undefined, subjective terms such as "politicized corporate partner" that would make it difficult, if not impossible, to implement the proposal. In voting on this proposal, shareholders should also note that another proposal in this proxy statement prescribes a different set of actions to related to our Gift Match Program, which further demonstrates the complexity and variety of considerations that underlay business decisions around the design of our charitable giving program, and the importance of providing our management team with the discretion necessary to make informed decisions.

Board Recommendation

The Board of directors recommends a vote **AGAINST** this proposal.

PROPOSAL 9

Shareholder proposal requesting a report on the risks of the Company excluding religious charities from its employee-gift match program

IWP Capital, LLC, with an address of 3210 E. Guasti Rd., Ste. 640, Ontario, California 91761, on behalf of The Baptist Foundation of California, owner of at least $25,000 of Starbucks common stock for at least one year, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

SUPPORTING STATEMENT

Respecting diverse religious views allows Starbucks to attract the most qualified talent, promote a vibrant and inclusive business culture and fully engage each of its employees. One proven way to do that is by supporting employee philanthropy to a wide variety of charities that reflect employees' diverse interests. Sixty percent of employees say it is imperative or very important to work at a company that supports giving and volunteering. Ninety-seven percent of employees want flexibility in where and how they give to causes they care about.(1) Yet 30% of employee donors say they do not give through workplace programs because the causes they care about are not made available by the employer.(2)

Excluding religious charities from gift match programs is driving much of this deficit. Forty-nine percent of Americans give money to religious organizations.(3) They are by far the largest recipient of donations, more than double as much as the second category, education.(4) They serve every vulnerable population, from prisoners to orphans and the homeless, have large footprints in healthcare and education, and provide all kinds of humanitarian relief both domestically and abroad.

Yet the 2025 edition of the Viewpoint Diversity Score Business Index(5) found that 58% of scored companies exclude or threaten to exclude religious organizations from their employee-match programs for the organizations' religious status, practices, or advocacy. This includes Starbucks, which bars matching grants to "religious organizations benefiting only those with like beliefs," "political organizations," and "organizations listed on the Southern Poverty Law Center."(6)

Further, the 2023 Freedom at Work survey found that 60% of employees feared employer reprisal for expressing religious or political views at work, and 54% said they feared the same for sharing these views even on private social media accounts.(7) Starbucks can partially address this shortcoming by allowing employees to direct matching gifts to religious charities.

Recent Supreme Court decisions in *Groff v. DeJoy* and *Muldrow v. City of St. Louis*, as well as guidance from the EEOC on discrimination in the workplace(8) make clear that religious protections extend to all terms, conditions, and privileges of employment, including benefit programs. A recent memo from the White House Office of Personnel Management on religious liberty in the workforce(9) also signals a growing awareness of the need for employers to take affirmative steps to robustly protect and promote religious liberty in the workplace.

Some companies are responding to this shift. In January 2025 for example, Verizon updated its gift match policy to allow employee donations to religious institutions to be matched on equal terms.(10) Morgan Stanley also recently disclosed similar gift match policies.(11)

RESOLVED:

Shareholders request the Board of Directors conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary and confidential information, evaluating the reputational, human capital, operational, legal, and other relevant risks of excluding religious charities from its employee-gift match program.

(1) https://doublethedonation.com/matching-gift-statistics/
(2) https://www.charities.org/facts-statistics-workplace-giving-matching-gifts-and-volunteer-programs/
(3) https://www.vancopayments.com/egiving/asset-church-giving-statistics-tithing
(4) https://www.vancopayments.com/egiving/asset-church-giving-statistics-tithing
(5) https://www.viewpointdiversityscore.org/
(6) https://www.starbucksbenefits.com/en-us/home/company-perks/partner-matching-gifts
(7) https://www.viewpointdiversityscore.org/polling
(8) https://www.eeoc.gov/what-do-if-you-experience-discrimination-related-dei-work
(9) https://www.usatoday.com/story/news/nation/2025/08/07/trump-religion-federal-employees/85516547007/
(10) https://x.com/Jeremy_Tedesco/status/1889443347548320185
(11) https://x.com/Jeremy_Tedesco/status/1889443347548320185

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

Since the beginning, Starbucks has been about more than coffee. That's why we have made a promise to contribute positively to every community we serve. This promise comes to life in our communities through our partners who know their neighborhoods best.

Our Giving Match program recognizes and supports partners' individual contributions of eligible financial donations and volunteer time to 501(c)(3) public charities in the U.S. and registered charities in Canada by matching up to $1,000 per fiscal year. In fiscal year 2024, Starbucks donated nearly $2.2 million to over 5,000 such organizations through Giving Match. These contribution efforts are partner-led and allow our partners to champion and contribute to their communities. In general, donations to political or professional organizations, private foundations, religious organizations benefiting only those with like beliefs, and organizations found to have engaged in discriminatory conduct or designated as hate groups are not eligible for matching.

The proponent suggests that Starbucks excludes all religious organizations from being qualified nonprofit organizations for matching. This is not accurate. Starbucks partners routinely donate to—and Starbucks proudly matches—gifts to religious charities, schools, universities, dioceses, and places of worship whose charitable activities provide a public benefit. The Starbucks Community Champions Portal, the partner-facing website for the Giving Match Program, lists many eligible religious organizations and partners may nominate additional organizations for inclusion in the program.

Given that Starbucks Giving Match program already allows matching donations to many religious organizations, the board believes that the report requested by this proposal is unnecessary and not in the best interests of the Company or its shareholders.

Board Recommendation

The Board of directors recommends a vote **AGAINST** this proposal.

STOCK OWNERSHIP

Equity compensation plan information

The following table provides information as of September 28, 2025, regarding total shares subject to outstanding stock options and rights and total additional shares available for issuance under our existing equity incentive and employee stock purchase plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	10,450,440	2.72[(1)]	81,073,549[(2)]
Equity compensation plans not approved by security holders	—	—	—
Total	10,450,440	2.72	81,073,549

(1) The weighted-average exercise price takes into account 9,487,210 shares under approved plans issuable upon vesting of outstanding time-based RSUs and PRSUs (assuming target performance) which have no exercise price. The weighted average exercise price solely with respect to options outstanding under the approved plans is $58.9982.

(2) Consists of 74,488,797 shares remaining available for issuance under the 2005 Long-Term Equity Incentive Plan and 6,429,750 shares remaining available for issuance under the 1995 Employee Stock Purchase Plan (the “ESPP”). This number excludes 155,002 shares that were issued at the end of the ESPP purchase period that began on July 1, 2025, and ended on September 30, 2025, and 147,601 shares that were issued at the end of the ESPP purchase period that began on October 1, 2025, and ended on December 31, 2025, after the end of our 2025 fiscal year.

Beneficial Ownership of Common Stock

The following table sets forth information concerning the "beneficial ownership" of our common stock by: (i) those persons who we know to beneficially own more than 5% of our outstanding common stock, (ii) our current directors and nominees, (iii) the NEOs listed in the Summary Compensation Table, and (iv) all of our current directors, nominees and executive officers as a group. Under SEC rules, "beneficial ownership" for purposes of this table takes into account shares as to which the individual has or shares voting or investment power as well as shares that may be acquired within 60 days (such as by exercising vested stock options) and is different from beneficial ownership for purposes of Section 16 of the Exchange Act, which may result in a number that is different than the beneficial ownership number reported in forms filed pursuant to Section 16. Except as otherwise stated, information is provided as of the record date, January 16, 2026. Stock awards for which the holder does not have the right to acquire the underlying shares within 60 days of January 16, 2026, are not reflected in this table. An asterisk in the percent of class column indicates beneficial ownership of less than 1%. The beneficial owners listed have sole voting and investment power with respect to shares beneficially owned, except as to the interests of spouses or as otherwise indicated.

Name of Beneficial Owner(1)	Shares(2)	Options(3)	Restricted Stock Units	Deferred Stock Units(4)	Total Beneficial Ownership	Percent of Class (%)(5)
Directors, Director Nominees, and NEOs						
Ritch Allison	10,000	—	—	25,545	35,545	*
Val Bauduin(6)	288	—	—	—	288	*
Andy Campion	—	—	—	25,870	25,870	*
Brady Brewer	46,368	—	—	—	46,368	*
Beth Ford	—	—	—	10,634	10,634	*
Mike Grams	—	—	—	—	—	*
Mellody Hobson(7)	730,255	—	—	—	730,255	*
Sara Kelly	25,216	—	—	—	25,216	*
Jørgen Vig Knudstorp	33,587	49,289	—	19,649	102,525	*
Marissa Mayer	—	—	—	2,359	2,359	*
Neal Mohan	—	—	—	7,473	7,473	*
Dambisa Moyo	1,350	—	—	—	1,350	*
Brian Niccol	69,382	—	—	—	69,382	*
Rachel Ruggeri(8)	30,258	—	—	—	30,258	*
Daniel Servitje	—	—	—	7,473	7,473	*
Mike Sievert	7,211	—	—	—	7,211	*
Cathy Smith	2,885	—	—	—	2,885	*
Wei Zhang	—	—	—	8,655	8,655	*
All current directors, nominees, and executive officers as a group 15 persons(9)	195,999	49,289	—	107,658	352,946	*
5% Shareholders						
Capital Research Global Investors(10)	76,686,152				76,686,152	6.7%
Capital World Investors(11)	75,625,746				75,625,746	6.6%
The Vanguard Group(12)	113,888,463	—	—	—	113,888,463	10.0%

(1) Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Starbucks Corporation, 2401 Utah Avenue South, Seattle, Washington 98134.

(2) Represents the number of shares of common stock beneficially owned on January 16, 2026.

(3) Represents options that were exercisable on or became exercisable within 60 days of January 16, 2026.

(4) Represents the number of stock units held under our Deferred Compensation Plan for Non-Employee Directors.

(5) Based on 1,139,262,082 shares of common stock outstanding on January 16, 2026. Percent of class as of January 16, 2026, is calculated for each person and group by dividing the number of shares beneficially owned by the sum of the total shares outstanding plus the number of shares subject to securities beneficially owned by that person or group.

(6) Mr. Bauduin ceased being an executive officer effective March 24, 2025. Beneficial ownership information is based on information as of that date.

(7) Ms. Hobson ceased being a director effective March 12, 2025. Beneficial ownership information is based on information as of that date.

(8) Ms. Ruggeri ceased being an executive officer effective March 7, 2025. Beneficial ownership information is based on information as of that date.

(9) Totals may not add up due to rounding convention.

(10) Capital Research Global Investors stated in its Schedule 13G filing on August 13, 2025 (the “Capital Research 13G filing”), that, of the 76,686,152 shares of common stock beneficially owned at June 30, 2025, it has (a) sole voting power with respect to 76,676,488 shares, (b) shared voting power with respect to 0 shares, (c) sole power to dispose of 76,686,152 shares, and (d) shared power to dispose of 0 shares. According to the Capital Research 13G filing, the address of Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(11) Capital World Investors stated in its Schedule 13G filing with the SEC on May 13, 2025 (the “Capital World 13G filing”), that, of the 75,625,746 shares of common stock beneficially owned at March 31, 2025, it has (a) sole voting power with respect to 75,046,639 shares, (b) shared voting power with respect to 0 shares, (c) sole power to dispose of 75,625,746 shares, and (d) shared power to dispose of 0 shares. According to the Capital World 13G filing, the address of Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(12) The Vanguard Group stated in its Schedule 13G/A filing with the SEC on November 5, 2025 (the “Vanguard 13G/A filing”), that, of the 113,888,463 shares of common stock beneficially owned at October 31, 2025, it has (a) sole voting power with respect to 0 shares, (b) shared voting power with respect to 6,778,574 shares, (c) sole power to dispose of 102,727,942 shares, and (d) shared power to dispose of 11,160,521 shares. According to the Vanguard 13G/A filing, the address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

Delinquent Section 16(a) reports

Section 16(a) of the Exchange Act requires our executive officers, directors, and “beneficial owners” of more than 10% of our common stock to file stock ownership reports and reports of changes in ownership with the SEC. Based on a review of those reports and written representations from the reporting persons, we believe that during fiscal year 2025 and the period thereafter through the date of this proxy statement, all Section 16(a) filing requirements were reported on a timely basis except for a Form 3 for Mike Grams, which reported his beneficial ownership of securities upon becoming a Section 16 officer, which was due on June 16, 2025, and was filed on June 17, 2025.

ADDITIONAL INFORMATION

Expenses of solicitation

The proxies being solicited hereby are being solicited by the board of directors of Starbucks. We will bear the expense of preparing, printing, and mailing this proxy statement and the proxies we solicit. Proxies will be solicited by mail, telephone, personal contact, and electronic means and may also be solicited by directors, officers, and Starbucks partners in person, by the Internet, by telephone, or by facsimile transmission, without additional remuneration for their services. We have retained Alliance Advisors to act as a proxy solicitor in conjunction with the Annual Meeting. We have agreed to pay Alliance Advisors $30,000, plus reasonable out-of-pocket expenses, for proxy solicitation services.

We also will request brokerage firms, banks, nominees, custodians, and fiduciaries to forward proxy materials to the beneficial owners of shares of our stock as of the record date and will reimburse them for the cost of forwarding the proxy materials in accordance with customary practice.

Your cooperation in promptly voting your shares and submitting your proxy by Internet or telephone, or by completing and returning the enclosed proxy card (if you received your proxy materials in the mail), will help to avoid additional expense.

Internet voting

Starbucks is incorporated under Washington law, which specifically permits electronically transmitted proxies so long as the transmission either sets forth or is submitted with information from which it can reasonably be determined that the transmission was authorized by the shareholder. The electronic voting procedures provided for the Annual Meeting are designed to authenticate each shareholder by use of a control number so shareholders can vote their shares and to confirm that their instructions have been properly recorded.

Internet availability of annual meeting materials

As permitted by SEC rules, we are making this proxy statement and our annual report available to shareholders electronically on the Starbucks website at http://investor.starbucks.com. We will mail to certain shareholders a notice containing instructions on how to access this proxy statement and our annual report and how to vote online. If you received that notice, you will not receive a printed copy of the proxy materials unless you request it by following the instructions for requesting such materials contained on the notice or set forth in the following paragraph.

If you received a paper copy of this proxy statement by mail, you may wish to receive a notice of availability of next year's proxy statement electronically via e-mail instead of a paper copy. If you opt to receive a notice of availability that includes a link to enable you to access your proxy materials online, you will save Starbucks the cost of producing and mailing documents to you, reduce the amount of mail you receive, and help preserve environmental resources. Registered shareholders may elect to receive electronic proxy and annual report access or a paper notice of availability for future annual meetings by registering online at https://www-us.computershare.com/Investor/. If you are a registered holder and received electronic or paper notice of availability of these proxy materials and wish to receive paper delivery of a full set of proxy materials in the future, you may notify us at https://www-us.computershare.com/Investor/. Beneficial (or "street name") shareholders who wish to elect one of these options may do so by following the instructions on the notice or voting instruction form received from their broker.

Proposals of shareholders

Pursuant to SEC Rule 14a-8, we must receive shareholder proposals intended for inclusion in our 2027 proxy statement to be acted upon at our 2027 Annual Meeting at our executive offices at 2401 Utah Avenue South, Mail Stop S-LA1, Seattle, Washington 98134, Attention: corporate secretary, on or prior to the close of business on September 28, 2026.

Shareholder proposals submitted for consideration at the 2027 Annual Meeting but not for inclusion in the related proxy statement pursuant to SEC Rule 14a-8, including shareholder nominations for candidates for election as directors, generally must be delivered to the corporate secretary at our executive offices between October 26, 2026, and the close of business on November 25, 2026. However, if the date of the 2027 Annual Meeting is more than 30 days before or more than 60 days after March 25, 2027, notice by the shareholder of a proposal must be delivered between the close of business on the 150th day prior to the date of such annual meeting and the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which we first make a public announcement of the date of the annual meeting. Shareholder proposals or nominations must include the specified information concerning the shareholder and the proposal or nominee as described in our bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the requirements of Rule 14a-19.

Shareholder director nominations for inclusion in Starbucks proxy materials (proxy access)

Our bylaws also provide that, under certain circumstances, a shareholder or group of shareholders may seek to include director candidates that they have nominated in our proxy statement. These proxy access provisions of our bylaws provide, among other things, that a shareholder or group of not more than 20 shareholders seeking to include director candidates in our proxy statement must have owned at least 3% of our outstanding shares entitled to vote generally in the election of directors continuously for at least three years as of any notice of nomination, and thereafter must continue to own these shares through the next annual meeting of shareholders. The number of shareholder-nominated candidates appearing in any proxy statement cannot exceed the greater of two nominees or 20% (or the closest whole number (rounding down) below 20%) of the number of directors in the office as of the last day on which a notice of nomination may be delivered pursuant to our bylaws with respect to the annual meeting, and may be reduced under certain circumstances, as described in our bylaws. The nominating shareholder or group of shareholders also must deliver the information required by our bylaws and satisfy the other applicable requirements of our bylaws, and each nominee must meet the qualifications required by our bylaws.

Notice of proxy access director nominees must be delivered to the corporate secretary at our executive offices between August 29, 2026, and the close of business on September 28, 2026.

Shareholders sharing the same address

The SEC permits us to deliver to shareholders who share the same address and last name either a single copy of the notice of Internet availability of proxy materials or, for shareholders who receive a paper copy of proxy materials in the mail, a single copy of our Annual Report and this proxy statement. This is called "householding." The Company will, upon written or oral request, promptly deliver a separate copy of the Annual Report or this proxy statement to a shareholder at a shared address to which a single copy of the Annual Report or proxy statement was delivered and will include instructions as to how the shareholder can notify the Company that the shareholder wishes to receive a separate copy of the Annual Report or proxy statement in the future.

Annual report to shareholders on Form 10-K

The Annual Report is being mailed with this proxy statement to those shareholders that receive a copy of the proxy materials in the mail. For those shareholders that received the Notice of Internet Availability of Proxy Materials in the mail, this proxy statement and our Annual Report are available at our website at http://investor.starbucks.com. Additionally, and in accordance with SEC rules, you may access our proxy statement at www.proxyvote.com. **Upon request by any shareholder, we will furnish, without charge, a copy of the Annual Report as well as a copy of this proxy statement.**

To submit your request by telephone, call 1-800-579-1639. To request by email, contact sendmaterial@proxyvote.com. If requesting materials by e-mail, please send a blank e-mail with your Control Number in the subject line. Please submit your request by March 11, 2026, to ensure that materials can be sent to you prior to the date of the Annual Meeting.

Web hyperlinks throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

Other business

The board of directors knows of no other matters that properly may be brought before the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the individuals appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

INFORMATION ABOUT VOTING

We are making this proxy statement available to you on January 26, 2026, in connection with the solicitation of proxies by the board for the Starbucks Corporation 2026 Annual Meeting of Shareholders.

Please cast your vote as soon as possible using one of the options below:

By Internet:

Locate the control number on your proxy card or voting instruction form and access the voting website indicated. Your proxy card or voting instruction form may also include a QR code that you can use to access the voting website with your mobile phone.

By toll-free telephone:

Depending on how you hold your shares, you may be able to vote by telephone. If your proxy card or voting instruction form includes a toll-free number, you can call the toll-free number to vote by telephone using your control number located on your proxy card or voting instruction form.

By mail:

If you received your proxy materials by mail you may mark, sign, date, and promptly return the enclosed proxy card or voting instruction form in the postage-paid envelope provided.

Attendance, asking questions, and voting at the Annual Meeting

This year's Annual Meeting will be held in a virtual format through a live webcast. You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on January 16, 2026, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/SBUX2026, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your control number. You may also join the Annual Meeting as a guest.

Even if you do not participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log on to www.proxyvote.com and enter your control number in order to vote your shares.

We are committed to ensuring, to the extent possible, that shareholders will be afforded the ability to participate at the virtual meeting like they would at an in-person meeting. We also are committed to providing an accessible experience. If you have a disability accommodation request, please email us at investorrelations@starbucks.com by March 3, 2026.

The question-and-answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your control number. Questions relevant to the Annual Meeting may also be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/SBUX2026 by typing in the "Ask a Question" text box and clicking the "Send" button. Questions pertinent to the Annual Meeting will be answered during the Annual Meeting's moderated question and answer session, subject to the rules of conduct and time constraints.

We reserve the right to exclude questions regarding topics that are not pertinent to Annual Meeting matters or otherwise violate the rules of conduct. Any such questions that cannot be answered during the Annual Meeting due to time constraints will be replied to by our Investor Relations team if the shareholder provides contact information as soon as practicable after the Annual Meeting. Additional information regarding the ability of shareholders to ask questions during the Annual Meeting, related rules of conduct, and other materials for the Annual Meeting will be available during the meeting at www.virtualshareholdermeeting.com/SBUX2026.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately 30 minutes before the meeting on March 25, 2026. If you have difficulty accessing the meeting, please call the technical support number that will be posted on www.virtualshareholdermeeting.com/SBUX2026 30 minutes prior to the meeting start time. Technicians will be available to assist you. Participation in the Annual Meeting may be limited due to the capacity of the host platform. Access to the meeting will be granted on a first-come, first-served basis once electronic entry begins.

We will make guest viewing of the Annual Meeting available to anyone interested at www.virtualshareholdermeeting.com/SBUX2026. Interested individuals who were not shareholders as of the close of business on January 16, 2026, may view the proceedings, but will not be able to vote or ask questions.

Voting information

Record Date. The record date for the Annual Meeting is the close of business on January 16, 2026. On the record date, there were 1,139,262,082 shares of our common stock outstanding and there were no outstanding shares of any other class of stock.

Quorum Requirement. The presence, in person or by proxy, of holders of a majority of the outstanding shares of our capital stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted for the purposes of determining a quorum at the Annual Meeting.

Deadline for Voting. Please carefully note any voting deadline indicated on your proxy card or voting instruction form, as voting deadlines may vary depending on how you hold your shares.

Voting During the Annual Meeting. Registered shareholders (that is, shareholders who hold shares issued in their own name and who appear on Starbucks share register) who wish to vote at the Annual Meeting may complete and submit the online ballot (available on the meeting website) before the polls close. If you have previously voted by proxy, you do not need to vote during the meeting unless you wish to change your vote.

Beneficial (or "street name") owners who wish to vote by ballot at the Annual Meeting must obtain a legal proxy, in PDF or image (gif, jpg, or png) file format, from the organization that holds their shares. The legal proxy must authorize you to vote your shares at the Annual Meeting and must be provided with your online ballot before the polls close. Beneficial owners with multiple legal proxies should combine them into one file for uploading purposes during the meeting.

Voting by Proxy. Shareholders are entitled to cast one vote per share for each director nominee, and one vote per share on all other matters. If you are a registered holder and properly sign and return your proxy card or complete your proxy via Internet or telephone, your shares will be voted as you direct. If you are a beneficial holder and properly mark, sign, and return your voting instruction form or complete your proxy via Internet or telephone, your bank or broker will vote your shares as you direct.

If you are a registered shareholder and you timely and validly sign and return a proxy card but do not specify how you want your shares voted, your shares will be voted in line with the "Board Recommendations" as shown in the table below. If you are a beneficial holder and you return a voting instruction form but do not specify how you want your shares voted, your bank or broker will only have authority to vote your shares with respect to Proposal No. 3. On all other matters, there will be a "broker non-vote" and your shares will not be counted.

Proposal No.	Vote	Board Recommendation	Broker Non-vote	Vote Required for Approval	Advisory Proposal?	Effect of Abstentions and Broker Non-votes
1	Election of 11 director nominees	**"FOR"** each of the 11 persons nominated by the board	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	No	No effect
2	Approval, on a nonbinding, advisory basis, of the compensation paid to our named executive officers	**"FOR"**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect
3	Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2026	**"FOR"**	If you hold your shares in street name, your broker **may** vote your shares for you absent any other instructions from you.	Majority of votes cast	Yes	No effect. We do not anticipate broker nonvotes because of broker discretionary voting
4	Shareholder proposal requesting supermajority shareholder voting requirements be replaced with majority voting requirements	**"NO RECOMMENDATION"**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect

Proposal No.	Vote	Board Recommendation	Broker Non-vote	Vote Required for Approval	Advisory Proposal?	Effect of Abstentions and Broker Non-votes
5	Shareholder proposal requesting adoption of an independent board chair policy	**"AGAINST"**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect
6	Shareholder proposal requesting a report on the Company's apparent exclusion of detransitioning in its healthcare coverage	**"AGAINST"**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect
7	Shareholder proposal requesting a report on median compensation and benefits gaps as they address reproductive and gender dysphoria care	**"AGAINST"**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect
8	Shareholder proposal requesting a report on the Company's use of diagnostic tools created by politicized corporate partners	**"AGAINST"**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect
9	Shareholder proposal requesting a report on the risks of the Company excluding religious charities from its employee-gift match program	**"AGAINST"**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect

Revoking Your Proxy. If you are a registered shareholder, you may revoke or change your proxy at any time before it is exercised at the Annual Meeting by: (i) executing and delivering a later-dated proxy card to our corporate secretary before the Annual Meeting; (ii) delivering written notice of revocation of the proxy to our corporate secretary before the Annual Meeting; or (iii) attending and voting at the Annual Meeting. Attendance at the Annual Meeting, in and of itself, will not revoke your proxy. If you voted by telephone or the Internet and wish to change your vote, you may vote again and nullify your previous vote by calling the toll-free number or accessing the voting website indicated on your proxy card; signing, dating, and returning the proxy card in the postage-paid envelope provided; or voting at the Annual Meeting. If you are a beneficial holder, you should follow the voting instructions you receive from the holder of record to revoke your proxy or change your vote.

Vote Required. We have majority voting procedures for the election of directors in uncontested elections. If a quorum is present, a nominee will be elected as a director if the votes cast for the nominee exceed the votes cast against the nominee. Abstentions will not be counted as votes cast. The term of any incumbent director who does not receive a majority of votes cast in an election held under the majority voting standard terminates on the earliest to occur of: (i) 90 days from the date on which the voting results of the election are certified; (ii) the date the board of directors fills the position; or (iii) the date the director resigns. If a quorum is present, the approval of the nonbinding, advisory vote on the compensation paid to our NEOs, the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2026, and the approval of any shareholder proposal, and any other matters that properly come before the meeting, require that the votes cast in favor of such actions exceed the votes cast against such actions.

Proxies and ballots will be received and tabulated by a representative of Broadridge Financial Solutions, Inc., our inspector of elections for the Annual Meeting.

APPENDIX A — NON-GAAP MEASURES

Non-GAAP financial performance measures

The Company provides certain non-GAAP financial measures in this proxy statement that are not in accordance with, or alternatives for, GAAP financial measures. Our non-GAAP financial measures of non-GAAP operating income, non-GAAP operating margin, and non-GAAP EPS exclude the below listed items and their related tax impacts, as we believe they do not contribute to a meaningful evaluation of the Company's future operating performance or comparisons to the Company's past operating performance. The GAAP measures most directly comparable to non-GAAP operating income, non-GAAP operating margin and non-GAAP EPS are operating income, operating margin, and diluted net EPS, respectively.

Non-GAAP Exclusion	Rationale
Restructuring and impairment costs	Management excludes restructuring and impairment costs relating to the write-down of certain company-operated coffeehouse assets and employee severance costs for reasons discussed above. These expenses are anticipated to be completed within a finite period of time.
Litigation settlements	Management excludes settlements that are associated with litigation events that are not expected to recur at a similar frequency and magnitude in the future for the reasons discussed above. The amounts represent a cash settlement received by the Company.
Transaction costs	Management excludes transaction costs for the reasons discussed above. These expenses are anticipated to be completed within a finite period of time.

The Company also presents constant currency information, including with respect to non-GAAP operating income, non-GAAP operating margin, and non-GAAP EPS, to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present the constant currency information, current period results for entities reporting in currencies other than United States dollars are converted into United States dollars using the average monthly exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods, excluding related hedging activities. We believe the presentation of results on a constant currency basis in addition to GAAP results helps users better understand our performance, because it excludes the effects of foreign currency volatility that are not indicative of our underlying operating results.

Non-GAAP operating income, Non-GAAP operating margin, and non-GAAP EPS may have limitations as analytical tools. These measures should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. Other companies may calculate these non-GAAP financial measures differently than the Company does, limiting the usefulness of those measures for comparative purposes.

	Year Ended				
Consolidated	Sep 28, 2025	Sep 29, 2024	Change	Constant Currency Impact	Change in Constant Currency
Operating income, as reported (GAAP)	$2,936.6	$5,408.8	(45.7)%		
Restructuring and impairment costs(1)	892.0				
Litigation settlements(2)	(145.2)				
Transaction costs(3)	8.2				
Non-GAAP operating income	$3,691.6	$5,408.8	(31.7)%	0.6%	(31.1)%
Operating margin, as reported (GAAP)	7.9%	15.0%	(710)bps		
Restructuring and impairment costs(1)	2.4%	—			
Litigation settlements(2)	(0.4)%	—			
Transaction costs(3)	0%	—			
Non-GAAP operating margin	9.9%	15.0%	(510)bps	10bps	(500)bps
Diluted net earnings per share, as reported (GAAP)	$1.63	$3.31	(50.8)%		
Restructuring and impairment costs(1)	0.78	—			
Litigation settlements(2)	(0.13)	—			
Transaction costs(3)	0.01	—			
Income tax effect on non-GAAP adjustments(4)	(0.16)	—			
Non-GAAP EPS	$2.13	$3.31	(35.6)%	0.9%	(34.7)%

(1) Represents costs associated with our restructuring efforts.

(2) Related to settlements associated with litigation events that are not expected to recur at a similar frequency and magnitude in the future.

(3) Represents costs associated with the strategic partnership and divestiture of 60% of our operations in China

(4) Adjustments were determined based on the nature of the underlying items and their relevant jurisdictional tax rates.

Non-GAAP executive compensation measures

The Company's executive compensation program also uses certain non-GAAP financial measures as performance goals, which we refer to in this proxy statement as "adjusted net revenues," "adjusted operating income," and "adjusted EPS." Our non-GAAP financial measures of adjusted net revenues, adjusted operating income, and adjusted EPS exclude the below listed items and their related tax impacts, as we believe they do not contribute to a meaningful evaluation of the Company's future operating performance or comparisons to the Company's past operating performance for purposes of determining executive compensation. The GAAP measures most directly comparable to adjusted net revenues, adjusted operating income, and adjusted EPS are revenues, operating income, and diluted net EPS, respectively.

Non-GAAP Exclusion	Rationale
Restructuring and impairment costs	Management excludes restructuring and impairment costs for reasons discussed above. These expenses are anticipated to be completed within a finite period of time.
Transaction and integration-related costs	Management excludes transaction and integration costs, primarily amortization, of the acquired intangible assets for reasons discussed above. Additionally, we incur certain costs associated with certain divestiture activities. The majority of these costs will be recognized over a finite period of time.
Gain on sale of assets	Management excludes the gain related to the sale of assets to Nestlé, primarily consisting of intellectual properties associated with the Seattle's Best Coffee brand, as these items do not reflect future gains or tax impacts for reasons discussed above.
Tax Impacts	Management excludes certain tax impacts related to non-recurring activities.
Legal accruals and reserves	Management excludes legal accruals and reserves that are concluded to be non-recurring charges or non-recurring gains.

The Company also presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present the constant currency information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars using the average monthly exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods, excluding related hedging activities. We believe the presentation of results on a constant currency basis in addition to GAAP results helps users better understand our performance, because it excludes the effects of foreign currency volatility that are not indicative of our underlying operating results. Adjusted net revenues, adjusted operating income, and adjusted EPS and constant currency may have limitations as analytical tools. These measures should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. Other companies may calculate these non-GAAP financial measures differently than the Company does, limiting the usefulness of those measures for comparative purposes.

Reconciliation of revenues used in the Annual Incentive Bonus Plan

	Year Ended[6]		
Consolidated	Sept 28, 2025	Sept 29, 2024	Oct 1, 2023
Net revenues, as reported (GAAP)	$37,184.4	$36,176.2	$35,975.6
Impact of foreign currency translation	206.0	343.5	539.0
Impact of approved exceptions[5]	24.1	—	—
Adjusted net revenues (non-GAAP)	$37,414.5	$36,519.7	$36,514.6

Reconciliation of operating income used in the Annual Incentive Bonus Plan

	Year Ended[6]		
Consolidated	Sept 28, 2025	Sept 29, 2024	Oct 1, 2023
Operating income, as reported (GAAP)	$2,936.6	$5,408.8	$5,870.8
Restructuring and impairment costs[1]	892.0	—	21.8
Litigation settlements[2]	(145.2)	—	—
Transaction and integration-related costs[3]	8.2	—	0.1
Gain on sale of assets	—	—	(91.3)
Non-GAAP operating income	$3,691.6	$5,408.8	$5,801.4
Legal accruals and reserves	—	—	15.0
Impact of foreign currency translation	22.3	68.6	96.2
Impact of approved exceptions[5]	8.8	—	—
Adjusted non-GAAP operating income	$3,722.7	$5,477.4	$5,912.6

Reconciliation of EPS used in the Leadership Stock Plan and in Pay versus Performance

	Year Ended[6]		
Consolidated	Sept 28, 2025	Sept 29, 2024	Oct 1, 2023
Diluted net EPS, as reported (GAAP)	$1.630	$3.310	$3.580
Restructuring and impairment costs[1]	0.780	—	0.020
Litigation settlements[2]	(0.130)	—	—
Transaction and integration-related costs[3]	0.010	—	—
Gain on sale of assets	—	—	(0.080)
Income tax effect on non-GAAP adjustments[4]	(0.160)	—	0.020
Non-GAAP EPS	$2.130	$3.310	$3.540
Legal accruals and reserves	—	—	0.010
Impact of foreign currency translation	0.020	0.040	0.068
Adjusted Non-GAAP EPS	$2.150	$3.350	$3.618

(1) Represents costs associated with our restructuring efforts.

(2) Related to settlements associated with litigation events that are not expected to recur at a similar frequency and magnitude in the future.

(3) Fiscal year 2025 includes transaction-related expenses related to the strategic partnership and divestiture of 60% of our operations in China. Fiscal year 2023 includes transaction-related expenses related to the sale of our Seattle's Best Coffee brand.

(4) Adjustments were determined based on the nature of the underlying items and their relevant jurisdictional tax rates.

(5) Represents approved exceptions for one-time expenses that weren't built into the financial plan and are excluded from our bonus target calculations.

(6) Certain numbers may not foot due to rounding convention.

Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

starbucks.com

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